

SEVERN
TRENT

Annual Report and Accounts 2010

Building a sustainable business

Contents

Introduction

Severn Trent is a FTSE 100 company. Our core business is water. We provide and treat water and waste water in the UK and internationally through our two complementary businesses – Severn Trent Water and Severn Trent Services.

Find out more at our corporate website
www.severntrent.com

Severn Trent Water website
www.stwater.co.uk

Severn Trent Services website
www.severntrentservices.com

Cautionary statement
This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'will', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements.

Nothing in this document should be regarded as a profits forecast.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Severn Trent Plc
Severn Trent Plc is a public limited company listed on the London Stock Exchange and registered in England and Wales with company number 2366619. This is the Annual Report and Accounts for the year ended 31 March 2010.

More information on Severn Trent Plc can be found on our website at www.severntrent.com

Shareholder summary 2010

SEVERN TRENT

Welcome to our shareholder summary 2010. This summary is distributed with your Notice of Meeting each year. It provides high level information from our financial results together with a summary of our performance, and brief details of this year's final dividend and our AGM.

The full report and accounts, together with additional company information, is available on our website www.severntrent.com



Sir John Egan, Chairman

"Building on our track record of continuous improvement, I am pleased to be able to report today growth of 23.7% in underlying group PBT, achieved through our focus on delivering further improvements in efficiency, processes and standards. In line with our current policy to the end of March 2010, our full year dividend has grown by 7.4% to 72.32 pence per share, an increase of 3% above the rate of March RPI inflation.

During my tenure as Chairman, Severn Trent has successfully dealt with a number of challenges and transformed itself into a company with a clear focus on water, and on delivering improved performance year after year. Looking ahead, Severn Trent Water has already taken a number of actions to prepare for the next five year regulatory period, such as significant AMP5 lead-in investments and an early start to its contractor programme, leaving it suitably positioned to deliver higher standards and sustainable, attractive returns to shareholders."



Tony Wray, Chief Executive

"These results demonstrate that we continue to deliver on our plans, focusing on raising standards, process and efficiency improvements, delivering the lowest possible bills for customers, developing our people and growing shareholder value.

Over the AMP4 period (2005/06 to 2009/10) Severn Trent Water has delivered an improved operational performance. We were pleased to receive the maximum score for our customer service in Ofwat's most recent assessment. We have nine KPIs where we are achieving upper quartile performance (2008/09–11), with nine at median (2008/09–8) and two at lower quartile (2008/09–1). The movement between categories is partly due to improved benchmarks, which we update in September every year, but there are still areas where we need to do more. I am pleased to confirm we exceeded our planned operating cost savings this year and delivered our capital programme for the AMP4 period.

Severn Trent Services was impacted by challenging economic conditions during the year, but made good progress in reducing its cost base and positioning for growth – our Operating Services business performed well, while in Water Purification many projects were delayed but not cancelled. Analytical Services consolidated its facilities while expanding its service offering, and will benefit from new contracts in the year ahead."

2010 Severn Trent group highlights

Group turnover £m

£1,703.9m

2010

2009: £1,642.2m

Underlying group profit* £m

£338.4m

2010

2009: £273.5m

Group profit before tax £m

£334.4m

2010

2009: £167.6m

Dividend pence per share

72.32p

2010

2009: 67.34p

Earnings per share† pence

122.8p

2010

2009: 92.7p

*before tax, gains/losses on financial instruments and exceptional items

†before exceptional items, gains/losses on financial instruments and deferred tax

- **Group profit before interest, tax and exceptional items up 18.6% to £557.1 million**
- **Full year dividend up 7.4% to 72.32 pence per share (3% above March 2010 RPI inflation)**
- **Exceeded planned operating cost savings in Severn Trent Water**
- **Severn Trent Services positioned to capture future growth opportunities**

Severn Trent Water
Our industry

The achievements of the water industry in the 20 years since privatisation are well documented – service to customers has improved, new drinking water standards have been met, tighter environmental standards have been achieved and new investment attracted.

These successes have been driven by an effective regulatory framework which has incentivised companies to become more efficient, so keeping bills lower than they would otherwise have been. The framework has also provided investor confidence, allowing companies to attract financing for an investment programme of around £85 billion over the last 20 years to deliver the improvements.

However, the successes of the last 20 years have not been without consequences. Water company debt has increased significantly, customers face higher bills and carbon emissions have increased.

In addition, there is a significant projected level of capital investment required over the next 20 years to deliver further statutory environmental improvements and adapt our services and provide asset resilience in the face of climate change.

Changing course

Given these circumstances, we believe now is a critical time for all of us with a stake in the industry to question what future direction we should take. We have therefore developed our position on these issues and published a report, entitled 'Changing Course: Delivering a sustainable future for the water industry in England and Wales', which sets out six key changes we believe are required to meet these continuing challenges.

We believe that implementing these changes would deliver better outcomes for customers, investors and the environment. The report is available on our website, www.stwater.co.uk/changingcourse

We have engaged with our key stakeholders in developing our thinking and we believe there is a degree of consensus about the need for, and the direction of, change.

We will continue to develop our thinking on these issues and work with our stakeholders to influence the way in which the sector develops.



"There are some very significant challenges ahead and we need to ensure we plan effectively our own destiny."

Michael McKeon
Finance Director



"We've taken the first step in setting out how we believe the industry should change. We now want to work with government, our regulators and other companies to make it happen."

Tony Ballance
Strategy and Regulation Director



"It's no longer enough just to meet regulatory requirements – regulators and politicians want to know you're prepared to go further. As a business that's what we want too – we know we've got a lot more to give, that's one of the reasons we're so excited about the future."

Tony Wray
Chief Executive

Changing course – six key changes required to meet future challenges

Policy changes
- More flexible implementation of EU Directives to ensure a better trade off between costs and carbon emissions.
- Developing competition through water trading, which would also optimise resources nationally rather than just regionally.

Regulatory changes
- A more flexible approach to environmental consents to allow for more cost effective approaches.
- An improved price setting process to provide the right incentives for sustainable financing, more sustainable solutions and increased innovation.

Industry changes
- Companies must take the lead in driving innovation, both in terms of the strategic and technical solutions they pursue and in shaping the wider direction the sector takes.

Changes to the institutional framework
- Government should prioritise national policy outcomes and ensure the regulatory framework is set up to deliver them.

Our Group
Providing high quality water and waste water services

Severn Trent Water – Performance

In the final year of AMP4 we continued to improve our financial and operational performance, and make our corporate responsibilities part and parcel of the way we operate and plan for the future. At the same time we prepared for AMP5 with lead-in capital investments, putting us in a strong position to meet the challenges of the new regulatory period and beyond.

We delivered a strong operational and financial performance in 2009/10. Planned cost savings were exceeded, while operational expenditure was lower year on year, against our target of stable costs, despite an increase in bad debt charges of £3.3 million. The capital programme for the year and for AMP4 was successfully completed according to plan, and we met our regulatory commitments.

During the second half of the year we accelerated a number of our efficiency programmes, investing £36.2 million in total for the year vs. our initial expectation of £20 million, in restructuring the business and in process improvements. This additional investment of £16.2 million will deliver sustainable annual operating cost savings totalling some £13 million, around 50% of which will be realised in 2010/11. For example, as a result of efficiencies gained from our SAP implementation, the first phase of which went live in December 2009, and other programmes, we are able to reduce the number of business services positions from 1,100 by around 275 posts. Most of those leaving will exit the business during the first half of this current financial year (2010/11). The reduced headcount and move to Severn Trent Centre later this year should allow further property rationalisation.

Our 20 Key Performance Indicators (KPIs) remain the primary basis through which we measure our performance and during the year we continued to improve our scores in many key areas of the business and achieved our targets.

Full details of our performance can be found on www.severntrent.com

Turnover £m
2009/10 (up 4.6%)


2010 1,385.3
2009 1,324.9

Profit* £m
2009/10 (up 18.7%)


2010 541.3
2009 456.0

*before interest, tax and exceptional items



Severn Trent Water website
www.stwater.co.uk

Severn Trent Services – Performance

Our Severn Trent Services business is one of the world's leading suppliers of water and waste water operational and treatment solutions. We have a reputation for continuous innovation, reliable and quality services and leadership in our selected markets.

Severn Trent Services made good progress in positioning for growth and responding to the challenging economic conditions during the year. Operating Services delivered growth year on year, building on its presence in the US and UK, with a strong pipeline of contract bids presenting further opportunities. Water Purification and Analytical Services experienced challenging conditions due to the economic climate, but took the opportunity to restructure their businesses, lowering the cost base and improving efficiency, while investing in higher growth areas. In Water Purification, many projects were delayed, but not cancelled, resulting in the largest ever order book at year end of around $100 million and a strong start to 2010/11. Analytical Services also streamlined its operations while expanding its service offering and will benefit from new contracts, most notably with Yorkshire Water which began on 1 April 2010.

Turnover £m
2009/10 (down 0.8%)


2010 336.5
2009 339.3

Profit* £m
2009/10 (down 5.9%)


2010 28.7
2009 30.5

*before interest, tax and exceptional items



Severn Trent Services website
www.severntrentservices.com

Chief Executive's outlook
Looking to the long term

As we make the transition from one regulatory period to another, the water industry in England and Wales is reaching a critical point.

At Severn Trent we believe we are in a strong position to deal with the challenges ahead. Our operational performance, financial strength, geography and low cost base differentiate us from other companies. We relish the challenge of finding innovative solutions to tough problems and are firmly committed to delivering the lowest charges in England and Wales for our customers. We will also continue to support our complementary business Severn Trent Services.

We are, of course, committed to responsible business conduct. Every day we're delivering water and waste water services and treatment solutions to customers globally, we're investing in local, regional and national economies, and we're doing this with a focus on minimising our carbon footprint. This is the real heart of corporate responsibility and for us it's business as usual. It's about keeping our prices down for our customers, being a good, safe and attractive employer and safeguarding the environments in which we work.

Last, but by no means least, we have a great team of people in both Severn Trent and in our supply chain partners. Wherever I go in our business I'm impressed by the motivation and commitment of our people, whether they're keeping our customers supplied with quality water, reducing pollution incidents and sewer flooding, producing record levels of renewables, improving customer service metrics in a tough economic environment, or delivering technological solutions and getting it right first time. It's thanks to them that we move into AMP5 with confidence and the kind of strength you would expect from a company with ambitions to be the best water and waste water company in the UK.

Finally, may I take this opportunity to thank Sir John for his huge contribution to Severn Trent over the past five years, and his exemplary leadership through some challenging as well as successful times for our company. I wish him all the best for the future, and give him my personal thanks for the unstinting support that he has given to me in my role as Chief Executive.

Dividend information

The directors are recommending a final dividend of 45.61p per ordinary share, for the 2009/10 financial year.

If approved by shareholders at the company's AGM, the dividend will be paid on 30 July 2010 to shareholders on the register of members on 18 June 2010.

Together with the interim dividend of 26.71p per ordinary share, paid on 15 January 2010, this will bring the total dividend, for 2009/10, to 72.32p per ordinary share.

The company's financial calendar, with details of future results announcement dates and dividend payment dates, is available at www.severntrent.com

Details of our AGM

This year's AGM will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11am on Tuesday 20 July 2010. Full details, including the business to be considered and explanatory notes for each resolution, can be found in the enclosed Notice of Meeting.

The doors will open at 10am. There will be also be the opportunity to meet with your board of directors before the meeting begins and to register for this year's Shareholder Networking Programme.

Whether you are planning to attend the AGM or not, you can still register your vote by returning the enclosed Form of Proxy or, alternatively, by registering your vote electronically at www.sharevote.co.uk

Contact information

For shareholders:

Visit www.severntrent.com to access the full report and accounts and for additional company information.

If you have any queries relating to your Severn Trent shareholding you can contact our registrar, Equiniti, via one of the following:

By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2967*

Textphone: 0871 384 2255*

Email: severntrent@equiniti.com

A range of frequently asked questions is also available at www.shareview.co.uk

* Calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

For customers:

Customers of Severn Trent Water can find further information by visiting www.stwater.co.uk

If you have any queries related to our services you can contact us via one of the following:

Email: customer.relations@severntrent.co.uk

For billing queries call 08457 500 500 (8am to 8pm Mon-Fri and 8am to 1pm Sat).

For operational emergencies (24 hour service) please call 0800 783 4444.


SEVERN
TRENT

This Shareholder summary is extracted (without material adjustment) from, and should be read as an introduction to and in conjunction with, Severn Trent Plc's 2010 Annual Report and Accounts (ARA). This Shareholder summary is provided for information only, and is not intended to be a substitute for reading the ARA. In particular, this Shareholder summary does not constitute Summary Financial Statements and it does not contain sufficient information to allow for as full an understanding of the results of the group. Shareholders may view a copy of the ARA on www.severntrent.com or obtain a hard copy of the ARA free of charge, by contacting the company using the above details. If you have sold or transferred all your shares in Severn Trent Plc, you should send this document to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Overview

2010 Severn Trent group highlights

- Group profit before interest, tax and exceptional items up 18.6% to £557.1 million
- Full year dividend up 7.4% to 72.32 pence per share (3% above March 2010 RPI inflation)
- Exceeded planned operating cost savings in Severn Trent Water
- Severn Trent Services positioned to capture future growth opportunities

Group turnover £m

£1,703.9m

2010

2009: £1,642.2m

Group profit* £m

£338.4m

2010

2009: £273.5m

*before tax, gains/losses on financial instruments and exceptional items

Group profit before tax £m

£334.4m

2010

2009: £167.6m

Dividend pence per share

72.32p

2010

2009: 67.34p

Earnings per share* pence

122.8p

2010

2009: 92.7p

*before exceptional items, gains/losses on financial instruments and deferred tax


Total shareholder return
Value (£)
200
175
150
125
100
75
50
25
0
2005
2006
2007
2008
2009
2010

■ Severn Trent Plc

■ FTSE 100 Index

This graph illustrates the value at 31 March 2010, of £100 invested in Severn Trent on 31 March 2005 compared with the value of £100 invested in the FTSE 100 Index. The intermediate points show the value at intervening financial year end. Source: Datastream

Group at a glance

Severn Trent Water
Find out more on page 6

Severn Trent Water provides high quality water and sewerage services to over 3.7 million households and businesses in the Midlands and mid-Wales.

Where we operate in the UK



Our region stretches across the heart of the UK, from the Bristol Channel to the Humber, and from mid-Wales to the East Midlands.

Our physical assets include:
- **46,000 km** of water mains
- **134** water treatment works
- **54,000 km** of sewers
- **1,021** sewage treatment works

Drinking water supplied per day

1.8bn litres

Treated waste water per day

2.7bn litres

Employees

5,686

Turnover £m
2009/10 (up 4.6%)

Year	£m
2010	1,385.3
2009	1,324.9

Profit* £m
2009/10 (up 18.7%)

Year	£m
2010	541.3
2009	456.0

*before interest, tax and exceptional items

Key strengths
- Our bills for customers are now the lowest on average in the UK industry.
- We continuously work to improve our performance and deliver cost and operational efficiencies against 20 Key Performance Indicators, each of which is aligned with our long term strategy.
- The drinking water and waste water quality we provide is amongst the best in the industry.
- We are committed to the long term responsible stewardship of the business, the environment, customers and the communities in which we live and work.
- We are led by a focused management team with a clear business plan and strategic direction statement.



Our industry
The water industry in England and Wales invests more than £3 billion a year and employs over 27,000 people. There are 10 regional water and sewerage companies in England and Wales. We are seeking ways to address the long term challenges the industry faces, including the possible introduction of water trading and other measures to improve the national distribution of water (see 'Our industry' page 6).

Our prices
Every five years, Ofwat, our economic regulator, sets annual price limits for each water company which determine how much income we collect from our customers. These five year cycles are referred to as Asset Management Plan (AMP) periods. We have just reached the end of the period 2005–10 (AMP4) and are about to enter our next five year regulatory period (AMP5). The price limits for 2010–15 were set in November 2009 (see 'Focusing on the next regulatory period' on page 9).

Our performance
Like all water companies we submit a detailed annual breakdown of our performance to Ofwat each June, known as the June Return. This information enables Ofwat to monitor and compare water companies' performances.

Our performance is also regulated by the Drinking Water Inspectorate, which is responsible for ensuring that we comply with drinking water quality regulations and the Environment Agency, which controls water abstraction, river pollution and flooding.

In addition, we work closely with other agencies, such as the Department for Environment, Food and Rural Affairs (Defra), the Consumer Council for Water and Natural England as we aim to achieve the highest customer service and environmental standards, while offering our customers the lowest possible prices.

Severn Trent Services

Find out more on page 19

Severn Trent Services is one of the world's leading providers of water and waste water operational and treatment solutions. We have a reputation for continuous innovation, reliable and quality services and leadership in our selected markets.



Number of offices worldwide

22

Employees

3,097

Turnover £m
2009/10 (down 0.8%)


2010
336.5
2009
339.3

Profit* £m
2009/10 (down 5.9%)


2010
28.7
2009
30.5

*before interest, tax and exceptional items

Key strengths

- Our business has a clear strategy for long term growth, which focuses on the growing global demand for clean water and safe and efficient waste water treatment.
- We are known around the world for quality, reliability and stability.
- We provide Operating Services to an increasing number of utilities, municipalities and commercial customers in a growing number of countries.
- In Water Purification, our products and services enjoy a strong position in high growth, high margin markets such as disinfection, filtration, adsorption and marine/offshore waste water treatments.
- We operate at the forefront of advanced water treatment technology.
- We have a long term track record of growth and cost control.

Our purpose statement

We are trusted as leading experts in water.

We endeavour to always deliver solutions that are right for our customers and the environment.

We build long term relationships by understanding and acting on our customers' needs, delivering value and behaving with integrity in everything we do.

Our businesses

Severn Trent Services provides products and services to water and waste water utilities, municipalities and commercial customers around the world. Our global headquarters are in Fort Washington, Pennsylvania, USA. We also have 21 other offices worldwide.

We have three principal business groups:

- Operating Services
- Water Purification
- Analytical Services

Growth strategy

- Continuing the geographic expansion of our products and services.
- Expanding the scope of our operating services to existing clients around the world.
- Enhancing products and operations to improve our effectiveness and efficiency.
- Developing new technologies at the forefront of water and waste water solutions.

Key Strategic Initiatives

Eight Key Strategic Initiatives define our strategy and how we intend to achieve our objectives:

- Increase employee engagement.
- Continuously improve quality, health, safety and environmental performance.
- Deliver what customers value.
- Establish long term contracts and strong sales channel relationships.
- Expand our global technology programme.
- Continue to build a strong, coherent and respected brand.
- Optimise processes and organisational capabilities.
- Invest in strategic acquisitions and partnerships to supplement organic growth.

Chairman's statement



Sir John Egan, Chairman

As this report covers the last full year of my tenure as Chairman of Severn Trent Plc, I am pleased to report on yet another year of significant improvement. We faced the challenges of the coldest winter for 30 years and an economic environment which remains challenging, yet Tony Wray, our Chief Executive, and his team have delivered substantially increased group profit before interest, tax and exceptional items. We have continued to attain higher standards through process improvements, development of supporting technology and systems, and the training and development of our people.

Building on our track record of continuous improvement, the board has overseen the progression of Severn Trent Water from the final year of AMP4 to embarking on the next five year programme AMP5.

At a professional and personal level, it is particularly gratifying to have presided over five years during which we have moved from being a business with a number of serious problems to overcome, to a company recognised as offering good service, continuous improvement and well placed to deliver further advances.

This year, Tony and our employees achieved upper quartile performance in nine of our 20 Key Performance Indicators. Our dedicated employees have engaged in a range of activities which have helped to accelerate our efficiency programmes and achieved tangible improvements in customer service, sewer flooding reduction, health and safety performance and water quality.

We have succeeded in delivering this performance at the same time as offering the lowest average water and sewerage bills in England and Wales. The cost of all Severn Trent water and waste services is, on average, less than 83p per day, per household, with bills falling by 0.72% in 2010/11 and set to decrease by 4% in total over the next five years.

These advances in our regulated business are complemented by the expertise we have across global markets through Severn Trent Services, where our 'Blueprint for growth' will shape sustainable growth in the years ahead.

Group results
Group profit before tax, gains/losses on financial instruments and exceptional items was £338.4 million (2009: £273.5 million). Group profit before tax was £334.4 million (2009: £167.6 million).

The board is proposing a final dividend of 45.61 pence (2009: 41.05 pence) to be paid on 30 July 2010. This would give a total dividend of 72.32 pence per ordinary share, an increase of 7.4%.

Corporate responsibility performance
We develop, manage and operate Severn Trent for long term sustainable benefits for all our stakeholders.

I am proud to be able to say that 20% of Severn Trent Water's total energy requirements were met from our own renewable sources in 2009/10, and our target is to grow this to 30%. This year's performance has consolidated our leadership position in the sector on generation from renewable sources. Meanwhile, our continued focus on creating and maintaining a safe working environment resulted in a 17% reduction in group lost time incidents during 2009/10. This focus on health and safety has in turn driven improved processes and efficiency.

Board
Gordon Fryett, Director of Property at Tesco, was appointed to the boards of Severn Trent Plc and Severn Trent Water Limited from 1 July 2009, and his experience has already added value to the board's activities.

On 10 May 2010 we announced the appointment of Andy Duff as Chairman designate of Severn Trent. He brings with him the experience of running utilities and other essential infrastructure businesses at UK and international level, and I wish him every success.

As I report on page 35, we have set out our strong commitment to good governance at Severn Trent and have put in place solid foundations for the next period.

Outlook
I am pleased to confirm that we have delivered our planned operating costs savings over the past year, and delivered our capital programme for the AMP4 period.

By accelerating our new programmes ahead of AMP5, we have ensured Severn Trent's plans are well advanced. Innovation has been a key theme in completing the latter part of our AMP4 programme and will be central to meeting our targets during the next regulatory period: we have further developed our "one supply chain" with our contractors and suppliers, creating shared experience, knowledge and offices to deliver our capital programme.

Through our focus on continuous improvement, we plan to put Severn Trent Water ahead of the rest of the industry in operating efficiency by 2015, with customers still benefiting from the lowest average bills in England and Wales.

Meanwhile, Severn Trent Services overcame a difficult economic environment and delivered improved results during the second half of the year. The company continues to concentrate on higher growth and higher margin market segments where our water and waste water products and services meet a significant need.

As I prepare to hand over to a new Chairman, I believe we are on the threshold of great change across the water sector – be it within companies, among regulators or within the policy framework which shapes the industry and its conduct. Now is the time to change course while preserving the achievements of 20 successful years of water privatisation.

I will leave with the belief that longer term, our operational excellence, low cost base, geography and the growing expertise of Severn Trent Services as our non-regulated business gives confidence that Severn Trent is well placed to take advantage of the opportunities that change will bring.

Chief Executive's review



A.P. Wray

Tony Wray, Chief Executive

"We head into the first year of AMP5 confident that the hard work our people have been doing in recent years makes us well prepared to meet the challenges of the future."

In 2009/10 we continued to deliver what we set out to do in our KPIs and business strategy, focusing on improving our performance and successfully completing AMP4. At the same time we set about preparing our businesses for the next regulatory period and gearing up for the longer term issues facing the water industry as a whole.

Improving performance across our group

In 2009/10 we faced pressures on two fronts – continuing impact from the economic downturn and the additional challenge of coping with the coldest winter for 30 years. Nevertheless, we performed well on the financial front, continued to make process and efficiency improvements throughout our businesses and delivered excellent service.

As we reach the end of the regulatory period our performance has improved to position us better for AMP5. AMP4 was not without its difficulties but we used our learning to transform our business, putting our performance and our company in a strong position to meet the challenges of the next five years and beyond.

Severn Trent Water

Over the past five years we have been setting ever higher standards to achieve better levels of customer satisfaction and improve our environmental, financial and regulatory performance. We delivered good results and maintained our dividend promise. We significantly reduced customer complaints, tackling sewer flooding and increasing the reliability of water supplies across our region. We achieved our own financial targets and those set by Ofwat to meet our ongoing commitment to be the best water and waste water company in the UK, with the highest standards, the lowest possible charges for our customers and with great people.

In December 2009, our journey of continuous improvement was recognised by our peers in the utility sector who named us Utility Company of the Year, a prestigious award, one we feel very proud of winning. That journey has been paving the way for the next regulatory period, backed by significant lead-in investments to improve our processes and the capabilities of our people. Along the way we have invested in systems and technologies, implementing SAP and building our new telemetry systems to improve monitoring of our network and lower our operating costs. We rolled out our Safer Better Faster (SBF) process improvement programme to more areas of our business to ensure we work in smarter and leaner ways. We made early progress with our future capital plans, and the new Severn Trent Centre in Coventry is already close to completion and ready for us to move in some 1,700 staff this autumn. All of which means we enter AMP5 with our plans for the period well advanced.

Severn Trent Services

The global economic downturn made this a challenging year for Severn Trent Services. Nevertheless, by continuing to focus on longer term growth, our complementary non-regulated business maintained customer confidence and remains in good shape. Operating Services performed well, and continued to grow. Water Purification and Analytical Services were harder hit by the recession, effectively losing a year of growth. That said, the order book remains high at Water Purification and by the end of the year performance was moving back on a growth track. At Analytical Services we look forward to starting the new 10 year Yorkshire Water contract, building on a restructured and lower cost base.

Looking to the long term

As we make the transition from one regulatory period to another, the water industry in England and Wales is reaching a critical point.

At Severn Trent we believe we are in a strong position to deal with the challenges ahead. Our operational performance, financial strength, geography and low cost base differentiate us from other companies. We relish the challenge of finding innovative solutions to tough problems and are firmly committed to delivering the lowest charges in England and Wales for our customers. We will also continue to support our complementary business Severn Trent Services.

We are, of course, committed to responsible business conduct. Every day we're delivering water and waste water services and treatment solutions to customers globally, we're investing in local, regional and national economies, and we're doing this with a focus on minimising our carbon footprint. This is the real heart of corporate responsibility and for us it's business as usual. It's about keeping our prices down for our customers, being a good, safe and attractive employer and safeguarding the environments in which we work.

Last, but by no means least, we have a great team of people in both Severn Trent and in our supply chain partners. Wherever I go in our business I'm impressed by the motivation and commitment of our people, whether they're keeping our customers supplied with quality water, reducing pollution incidents and sewer flooding, producing record levels of renewables, improving customer service metrics in a tough economic environment, or delivering technological solutions and getting it right first time. It's thanks to them that we move into AMP5 with confidence and the kind of strength you would expect from a company with ambitions to be the best water and waste water company in the UK.

Finally, may I take this opportunity to thank Sir John for his huge contribution to Severn Trent over the past five years, and his exemplary leadership through some challenging as well as successful times for our company. I wish him all the best for the future, and give him my personal thanks for the unstinting support that he has given to me in my role as Chief Executive.

Severn Trent Water – Our industry

The achievements of the water industry in the 20 years since privatisation are well documented – service to customers has improved, new drinking water standards have been met, tighter environmental standards have been achieved and new investment attracted.

These successes have been driven by an effective regulatory framework which has incentivised companies to become more efficient, so keeping bills lower than they would otherwise have been. The framework has also provided investor confidence, allowing companies to attract financing for an investment programme of around £85 billion over the last 20 years to deliver the improvements.

However, the successes of the last 20 years have not been without consequences. Water company debt has increased significantly, customers face higher bills and carbon emissions have increased.

Organisations that have an influence on how Severn Trent Water is run

The policy and regulatory context for the water sector is complex, with a number of different stakeholders having different remits in relation to regulating the industry and developing the policy framework. This is shown below.


Political framework
Including the Department for Environment, Food and Rural Affairs (Defra) and the Welsh Assembly Government (WAG).
Environment Agency
The Environment Agency (EA) is a public body set up to protect and improve the environment.
Wildlife organisations
Including the Royal Society for the Protection of Birds, National Trust and the World Wildlife Fund.
Natural environment
Such as Countryside Council for Wales and Natural England.
Water evaporates
Clouds cool, causing rain
Water is collected
Water is cleaned
Water is piped
Customers
Water is cleaned
Water flows back
Ofwat
The economic regulator for the water and sewerage industry. It makes sure that water companies use customers' money efficiently and effectively.
Drinking Water Inspectorate
The Drinking Water Inspectorate (DWI) makes sure companies supply water that is safe to drink and complies with all national and European standards.
Health and Safety Executive
The Health and Safety Executive (HSE) is the enforcing authority on health and safety law.
Consumer Council for Water
Consumer Council for Water (CCWater) is an independent body designed to protect the rights of consumers.

In addition, there is a significant projected level of capital investment required over the next 20 years to deliver further statutory environmental improvements and adapt our services and provide asset resilience in the face of climate change.

Changing course
Given these circumstances, we believe now is a critical time for all of us with a stake in the industry to question what future direction we should take. We have therefore developed our position on these issues and published a report, entitled 'Changing Course: Delivering a sustainable future for the water industry in England and Wales', which sets out six key changes we believe are required to meet these continuing challenges.

We believe that implementing these changes would deliver better outcomes for customers, investors and the environment. The report is available on our website, www.stwater.co.uk/changingcourse

We have engaged with our key stakeholders, including those described on page 6, in developing our thinking and we believe there is a degree of consensus about the need for, and the direction of, change.

We will continue to develop our thinking on these issues and work with our stakeholders to influence the way in which the sector develops.



"There are some very significant challenges ahead and we need to ensure we plan effectively our own destiny."

Michael McKeon
Finance Director



"We've taken the first step in setting out how we believe the industry should change. We now want to work with government, our regulators and other companies to make it happen."

Tony Ballance
Strategy and Regulation Director



"It's no longer enough just to meet regulatory requirements – regulators and politicians want to know you're prepared to go further. As a business that's what we want too – we know we've got a lot more to give, that's one of the reasons we're so excited about the future."

Tony Wray
Chief Executive

Changing course – six key changes required to meet future challenges

Policy changes
- More flexible implementation of EU Directives to ensure a better trade off between costs and carbon emissions.
- Developing competition through water trading, which would also optimise resources nationally rather than just regionally.

Regulatory changes
- A more flexible approach to environmental consents to allow for more cost effective approaches.
- An improved price setting process to provide the right incentives for sustainable financing, more sustainable solutions and increased innovation.

Industry changes
- Companies must take the lead in driving innovation, both in terms of the strategic and technical solutions they pursue and in shaping the wider direction the sector takes.

Changes to the institutional framework
- Government should prioritise national policy outcomes and ensure the regulatory framework is set up to deliver them.


AMTSybex

Utility Company of the Year

Severn Trent Water was named Utility Company of the Year in December 2009.

The award judges – a cross section of independent figures from consumer organisations, the industry, trade journalists and the City – commended Severn Trent Water for its "professionalism, willingness to engage and good practice in dealings across the spectrum from customers to the supply chain".

The judges believe "the company's ability to learn the lessons of difficult years and use them to transform performance" will see Severn Trent Water continue to make strides in the future.



We provide 1.8 billion litres of drinking water each day

Our region encompasses 3.7 million households and businesses across the Midlands and mid-Wales. We maintain 46,000 km of water mains and 54,000 km of sewers, employing 5,686 staff.

We are committed to being the best water and waste water company in the UK, with the highest standards, the lowest possible charges for our customers and great people.

Howden Dam, Upper Derwent Valley

Business review
Severn Trent Water – Our strategy

Our aim is to become the best water and waste water company in the UK, delivering the highest standards, lowest possible charges with great people, through continuous improvement and innovation.

Our strategic direction statement (SDS) sets out our direction of travel. To develop the statement, we consulted widely with key stakeholders, such as the EA, DWI, Defra, Ofwat, CCWater and Natural England. We also carried out detailed market research among our domestic and business customers.

The proposals set out in our strategy are based on making the improvements our customers tell us they want, while ensuring that the economic and environmental impacts of our actions are sustainable. They also address the complex and demanding long term challenges facing our industry.

Key Strategic Intentions

Our strategic direction is based upon eight Key Strategic Intentions (KSIs) which reflect what matters to our customers and wider stakeholder groups. We measure our performance within each KSI against our 20 Key Performance Indicators (KPIs), and organise the information in this report around them:

1. Providing a continuous supply of quality water
2. Dealing effectively with waste water
3. Responding to customers' needs
4. Minimising our carbon footprint
5. Having the lowest possible charges
6. Having the right skills to deliver
7. Maintaining investor confidence
8. Promoting an effective regulatory regime



More information
www.stwater.co.uk

Our strategic framework

Our goal...

We do this by...

Our enablers are...

We measure our success by...



20 KPIs
People
Training and development
Employing and developing great people
An improved workplace
Ensuring the lowest charges
Is to be the best water and waste water company in the UK
Simple processes that work
Improving technology that works
Having the highest standards
Being paid for doing the right things for our customers
Industry
Technology
Economic context
Process

Focusing on the next regulatory period 2010–2015

Our commitments at a glance	
Lower bills on average	Our average household bills (in today's prices) will be £13 lower in 2014/15 than in 2009/10. Our customers will start, and end, the five year period with the lowest average bills of any water and waste water company in England and Wales.
Further investment	We are investing around £1.3 million a day in our services, ensuring we continue to deliver a safe, reliable supply of drinking water and carry away and treat waste water effectively.
A more efficient water company	We will continually improve the way we work to help keep bills down. By 2015, our efficiency improvements will help make up to £8 of the £13 reduction of the average household bill.

Business review
Severn Trent Water – Delivering against our KPIs

Our 20 Key Performance Indicators (KPIs) remain the primary basis through which we measure our performance and during the year we continued to improve our scores in many key areas of the business and achieved our targets.

Customer service levels showed further improvement, a result of investing in our people, increasing capability and focusing on process and technology improvements – for example, over 100,000 customers registered for our online account management system in its first year. We improved performance in customer call resolution, maintained our high performance in job resolution and delivered a 23% reduction in customer written complaints over last year.

Water quality improved again in 2009/10, while for the third year running we achieved our leakage target, despite the coldest winter for 30 years. Our teams reacted quickly to the prolonged period of freezing temperatures to bring leakage rates back down as rapidly as possible.

We also maintained our high standards in control of pollutions and made further improvements, reducing sewer flooding incidents; our continued focus on creating and maintaining a safe working environment resulted in a 16% reduction in lost time incidents over last year.

We have improved our debt management processes and helped customers with our WaterSure tariff and Water Direct, a scheme from the Department for Work and Pensions which allows payments directly from benefits to help customers manage their bills. Against the backdrop of the downturn in the economy, debtor days performance improved to 32.6 days at March 2010 (March 2009: 33.1) although it has become more difficult to collect debt over one year old. As a result, we have increased our bad debt charge, which now represents around 2.5% of turnover (£35.0 million), up from around 2.3% (£31.7 million) at the end of last year. We continue to monitor developments closely.

The table opposite sets out our actual performance on the KPIs and includes benchmarking against other comparable companies in the water and waste water sector, as well as other companies with similar characteristics in other sectors. Our performance is classified in one of three categories; lower quartile, upper quartile or median performance. We now have nine KPIs where we are achieving upper quartile performance (2008/09–11), with nine at median (2008/09–8) and two at lower quartile (2008/09 –1). The movement between categories is partly due to improved benchmarks, which we update in September every year, but there are still areas where we need to do more. For example, on unplanned interruptions, one of the KPIs in the lower quartile, we have not fully addressed issues such as poor network condition and incident response, but we have an action plan in place focused on improving network monitoring and resilience, and how we deal with incidents causing supply interruptions. The other KPI in lower quartile, breach of consents, was impacted by non-compliance with processes during some site upgrades or routine maintenance, and again we have taken action to address these issues. The implementation of SAP release 2 will help to provide a more structured approach to routine maintenance.

16%
Improvement in lost time incidents

23%
Fewer customer written complaints

89%
First time call resolution – billing

74%
Employee motivation

Although we have made progress in a number of areas we recognise there is more to do, and as companies in our sector or elsewhere redefine what upper quartile means, our objectives move with them.

Looking forward to 2010/11

In our drive for higher standards we have reviewed the measures we will need in the future to demonstrate our progress and to reflect the evolution of the regulatory environment. In most cases our objectives and regulatory requirements are unchanged as we move from AMP4 into AMP5 and so the majority of our KPIs will remain unchanged.

However, five KPIs will have improved measures:

- KPI 10 Gross capex vs. final determination
- KPI 11 Capital process quality to be introduced in 2011/12
- KPI 15 Pollution incidents (cat 1, 2 and 3) per 1,000 properties
- KPI 17 Sewage treatment works – breach of consents
- KPI 19 Net energy use

And two new KPIs will be introduced:

- KPI 18 Supply availability, replacing security of supply
- KPI 14 Ofwat efficient billing factor to be introduced in 2011/12, replacing cost to serve per property

We will provide more detail on these during 2010/11.


Business in the Community
AWARDS 2010
Sustainable Marketing & Innovation

KPI Sewer flooding incidents

Promoting the proper disposal of fats, oils and greases (FOG)

Last year we outlined this trial as part of our work to reduce sewer flooding through community support. This year we are pleased to bring you a further update and some good results.

Through a partnership with national charity Community Service Volunteers (CSV), a project called 'Grease Lightening' was set up in south east Birmingham to raise awareness of the problems caused by disposing of FOG down the sink.

The scheme has shown positive results. The proportion of households in the area that dispose of FOG down the drain reduced from 26% in February 2009 to 17% in October 2009.

This also resulted in a reduction in actual sewer flooding incidents in the area. There were 52 flooding incidents as a result of FOG between April and November 2008. This reduced to just 17 incidents in the same period in 2009.

Basis	KPI	2008/09 Performance	**2009/10 performance**	**2009/10 quartile**	At a glance
MAT	Lost time incidents per 100,000 hrs worked [1]	0.43	**0.36**	**Upper**	Maintained quartile
QR	Employee motivation % [2]	83%	**74%**	**Median**	Declined quartile
MAT	Water quality (test failure rate) ppm	200	**131**	**Upper**	Maintained quartile
MAT	Customer written complaints per 1,000 properties [3,4]	6.44	**4.95**	**Upper**	Maintained quartile
MAT	First time call resolution for billing % [5]	88%	**89%**	**Median**	Maintained quartile
MAT	Unplanned interruptions > 6 hrs per 1,000 properties [3]	7.29	**10.09**	**Lower**	Maintained quartile
NPR	Properties at risk of low pressure per 1,000 properties [3,6]	1.21	**0.12**	**Median**	Declined quartile
MAT	First time job resolution % [5]	96.0%	**96.5%**	**Upper**	Maintained quartile
QR	Non-performance against regulatory obligations % [5]	10%	**5%**	**Upper**	Improved quartile
AMP	Capex (gross) vs final determination % [7]	5.0%	**6.1%**	**Median**	Maintained quartile
MAT	Capital process quality (number of defects per £100k) [5]	0.00	**0.07**	**Median**	Declined quartile
ACT	Debtor days [8]	33.1	**32.6**	**Median**	Maintained quartile
MAT	Opex vs final determination (UK GAAP) £m [8]	500.9	**492.4**	**Upper**	Improved quartile
MAT	Cost to serve per property £ [9]	236.53	**231.03**	**Upper**	Maintained quartile
MAT	Pollution incidents (cat 1, 2 and 3) per 1,000 properties [10,11]	0.08	**0.08**	**Median**	Maintained quartile
MAT	Sewer flooding incidents – other causes per 1,000 properties [3]	0.172	**0.131**	**Upper**	Improved quartile
PPS	Sewage treatment works – breach of consents % [10]	0.00%	**0.31%**	**Lower**	Declined quartile
IDX	Security of supply	98	**99**	**Median**	Maintained quartile
MAT	Net energy use – kWh/Ml [5,12]	440	**435**	**Upper**	Maintained quartile
MLE	Leakage Ml/d [3]	492	**497**	**Median**	Declined quartile

Key

Improved quartile **Maintained quartile** **Declined quartile**

Notes

MAT = Moving Annual Total
QR = Quarterly Review
NPR = Number of Properties on Register
AMP = Asset Management Plan 4
PPS = Percentage of Population Served
MLE = Maximum Likelihood Estimate
ACT = Year end Actual
IDX = Year end Index

1. Actual performance across all employees and agency staff.
2. Performance based on quarterly survey of 10% of permanent employees.
3. As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 11 June 2010.
4. Performance excludes properties billed by other water companies.
5. Actual performance based partially or wholly on internal data.
6. Benchmark has been compiled using data inclusive of information from pressure loggers, previously calculated exclusive of pressure loggers.
7. Actual performance based on audited UK GAAP financial statements for AMP4 ended 31 March 2010.
8. Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2010.
9. Actual performance based on audited regulatory accounts for the year ended 31 March 2010.
10. Measure for calendar year to 31 December 2009.
11. Actual performance for calendar year 2009 equates to 332 pollution incidents (2008: 313).
12. Metrics of this KPI changed from waste water returned in 08/09 to waste water treated in 09/10. Prior year performance has been restated accordingly.

Business review
Severn Trent Water – Performance

In the final year of AMP4 we continued to improve our financial and operational performance, and make our corporate responsibilities part and parcel of the way we operate and plan for the future. At the same time we prepared for AMP5 with lead-in capital investments, putting us in a strong position to meet the challenges of the new regulatory period and beyond.

Focus on highest standards

In 2009/10 and throughout AMP4 we continued to improve our standards in water, waste water and customer services while minimising our carbon footprint.

KSI: Providing a continuous supply of quality water
In 2009 we delivered 99.97% overall compliance with DWI water quality regulatory standards, maintaining one of the best records in the industry. We completed our programme of pressure logger deployment and implemented improvements to our network to reduce the numbers of customers experiencing low pressure from 1,546 to 424 and achieve our KPIs.

During the year we have made significant organisational changes. We designed and introduced a 24/7 shift system, giving us distribution teams available at all times to meet customer needs. We have also made major structural changes in our Asset Creation team to create the 'expert client' capability we need as part of our "one supply chain" strategy (see page 16) for AMP5. These changes have been built upon and continue the Safer Better Faster (SBF) process improvement programme way of working.

The severe winter's snow and ice prevented us reaching parts of our network, caused issues on production works and resulted in a 12% increase in the number of burst pipes. Thanks to our teams' rapid response we were still able to achieve Ofwat's leakage target for the third successive year. However, there was an increase in the number of unplanned supply interruptions and this will remain an area of focus for us in 2010/11.

From AMP4 to AMP5
We have completed a major programme of capital works at our biggest treatment works in Frankley, Birmingham, investing £54 million to enable us to treat 120Ml/d of water pumped from the River Severn at Trimpley works. This additional supply resilience and capacity contributed to our improved Security of Supply Index (SOSI), moving to 99, and fulfilling our section 19 undertaking with Ofwat. Additionally we have installed a new works control system and have decommissioned the bulk chlorine gas system used for disinfection and replaced it with a system using on site generation. Having removed this safety risk for local residents and employees we will continue our programme of bulk chlorine removal in AMP5.

Building on lessons learned following the 2007 floods, we have included in our business plan £165 million of investment to improve the resilience of our supply system. We have commenced our planning for AMP5 early and have made a good start to creating the "one supply chain" with our contract partners taking accountability for the detailed design of our schemes as well as their construction.

AMP4 highlights included:

- completing the Frankley scheme and reducing leakage to achieve a SOSI of 99 and fulfil the section 19 undertaking;
- renewing 1,289 km of mains; and
- reinforcing of the network in Derbyshire, Nottinghamshire, Powys and Shropshire to improve water supplies during periods of peak demand.

In AMP5 we will improve our asset investment processes using the improved operational and plant performance information, available due to our investments in information technology. We will improve the resilience and performance of our assets through better maintenance and operation. We will also continue to increase our standards and reduce our costs through process improvement and SBF.



Team using communications as part of SBF

KPI Opex vs final determination

Operating more efficiently through Safer Better Faster (SBF) process improvement programme.

Based on lean management techniques used widely in manufacturing but relatively uncommon in our own industry, we launched SBF in Severn Trent Water three years ago. The programme upskills managers and front line employees and enables them to continuously improve processes and performance. SBF is becoming the way we work on a day to day basis. The efficiency gains we are reporting and the new ways of working proved invaluable during the cold winter. For instance, we were able to call on staff from our billing call centre and meter reading teams to help tackle our leakage effort, and transfer teams across regions to where they were needed most.

KSI: Dealing effectively with waste water

In 2009/10 we reduced the number of pollution incidents for the third consecutive year, this time by 12.5%. We successfully installed more remote monitoring on our sewerage network and rolled out SBF to around 1,020 staff, saving over £2 million in operating costs whilst responding faster to customers' needs. We were also more effective when we responded, with an average of 90% of all jobs resolved first time, an improvement of 20% over two years.

Due to a small rise in the number of failures at our works, particularly during the first seven months of 2009, our sewage treatment breach of consents KPI deteriorated to lower quartile. We are dissatisfied with this position but as a result of detailed investigations, we do understand in each case why this has happened. We have put in place a detailed performance improvement plan which will ensure the correct level of focus and activity whilst we get performance back on track.

From AMP4 to AMP5

Overall, we ended AMP4 with stable serviceability and continued improvements to our network. The work we undertook through the period is now bearing fruit, with 15% fewer customer complaints and 12.5% fewer pollution incidents.

AMP4 highlights included:

- improving river quality through a 95% reduction in the number of unsatisfactory intermittent sewerage discharges;
- sustaining high levels of effluent and sludge quality through a £450 million maintenance programme; and
- generating 176 gigawatt hours of renewable energy from sewerage and waste water, saving the equivalent of 95,776 tonnes of carbon.

In AMP5 we will continue to build on the successes we have had in serviceability, customer services and the performance of our people and our assets. A significant change for us and our customers in AMP5 will be the transfer of individual customers' private sewers into water company ownership. This is designed to reduce the risk of future liability and repair costs to the benefit of customers and help promote the integrated management of the sewerage network. The transfer is currently forecast to happen in October 2011. This will see approximately 37,000 km of existing private sewers transfer into our ownership, along with responsibility for repair and maintenance. We also expect that up to 4,000 private pumping stations will transfer on a phased basis over 5 –10 years following the sewer transfer. We await the consultation on the regulations which will confirm the scope and timing of transfer. In the meantime, we have continued to engage with regulators and government to put in place the necessary regulatory and business response with the aim of delivering an efficient service to customers following transfer.

A key challenge we face is the need to strike a good balance between improving river ecology and carbon production. Large scale capital projects are not always the best answer. We need to become more innovative, finding ways of improving river quality while keeping down carbon emissions and costs. One example is catchment management where we are working with farmers and industrialists, providing incentives for them to discharge less effluent or toxic waste at their sites into water courses. We have also joined forces with the Environment Agency to explore options around the way sewage treatment discharge consents are set and enforced.

KSI: Responding to customers' needs

2009/10 was a year of continuous improvement, where we have built on initiatives already in place through staff training and capabilities. For the third year running we reduced written customer complaints per 1,000 properties by 23% and our first time call resolution for billing improved slightly to 89%. We also maintained our first time job resolution performance at 96.5%. Our goal of 34.3 debtor days was harder to achieve because unemployment and insolvencies were higher than anticipated. We achieved 32.6 days which, after allowing for increased levels of bad debt write off, was aligned to last year's performance. This helped to mitigate the impact on income through a difficult period.

Following the launch of our online account management service over 100,000 customers have already registered. They will now have direct control over their accounts, being able to update personal details including changing address, choosing their payment methods and the option to receive their bill electronically.

The recession meant more vulnerable people needed help to pay their bills. We invested £5.5 million in the Severn Trent Trust Fund in 2009/10, set up to support customers in genuine need of financial assistance, and helped over 4,000 customers through our WaterSure tariff. More people signed up to Water Direct, a third party deduction scheme from the Department for Work and Pensions, and opted to pay their bills through a payment plan or direct debit. We also set up a relationship team to work with landlords such as councils and housing associations. This will help us tackle bad debt by encouraging landlords to provide us with information that can help track tenants moving in and out of properties, in particular those who move often.



The new Albrighton sewer

KPI Capex (gross) vs Final Determination

AMP4 has seen the completion of a significant number of investment programmes.

In Albrighton, Shropshire, we invested a significant amount to improve the infrastructure and, in turn, prevent sewer flooding.

A £6 million investment provided the solution and took 15 months to complete. This comprised installing a combination of tunnelled and open cut sewers.

Throughout the scheme we worked hard to minimise the impact on the local community and businesses. Public meetings, a resident engineer and drop in centres were fundamental in establishing community wide trust and a shared vision.

The successful delivery of the Albrighton scheme has directly benefited local internally and externally flooded properties and it now forms a key part of our strategic solution for Albrighton.

Business review Severn Trent Water – Performance (continued)

From AMP4 to AMP5
We improved performance against many of our customer service KPIs in AMP4, moving them from lower quartile to upper quartile a year ahead of schedule in 2010.

One of our challenges in AMP5 will be maintaining high standards while changing the way we measure our performance. In AMP4 we measured our progress against one set of performance indicators; in AMP5 we will shift to Ofwat's recently set service incentive measurements. For instance, as well as measuring how quickly we answer a call we will also evaluate how happy the customer is with the interaction.

Benchmark tests show we are strong on process compliance and have highly trained contact centre staff – we will continue to focus our efforts in improving further the service we provide to all our customers through continued upskilling of our teams. With a strong operating platform in place and opportunities to outsource routine back office processes, we will achieve these service improvements with minimal investment and without disruption to our service.

For AMP5 we elected to retain optional metering. Our research showed customers preferred to have a choice and at this point we do not feel compulsory metering is necessary. New homes, however, will continue to be metered.

KSI: Minimising our carbon footprint
We are always on the lookout for ways to reduce our energy usage, with targets set for every aspect of our business. Overall company electricity usage was 897 gigawatt hours, a reduction of 19 gigawatt hours when compared to 2008/09.

In 2009/10 we focused on reducing energy usage at our small sites by initiating a read programme for all meters where bills were previously calculated on estimated readings.

The production of renewable energy reached a record level of 183 gigawatt hours, a 12% increase on the previous year and around 20% of our total consumption. This was despite the impact of the cold weather which reduced the production of biogas from our sewage treatment works.

From AMP4 to AMP5
We made good progress in developing other sources of renewable energy during this period and are now moving forward with the planning and development of wind turbines as well as energy from a new crop plant at Stoke Bardolph in Nottinghamshire. AMP4 highlights include:

- achieving the UK government goal of 20% renewable energy by 2020, 10 years ahead of schedule, in 2010;
- receiving the Carbon Trust Standard by showing a reduction in carbon emissions over the last three years and having a robust carbon management programme in place; and
- being on course to achieve our goal to produce 30% renewable energy by 2014/15. We keep a close eye on government incentives in this area, where the economic or technological viability of initiatives and processes are changing.

A safer workplace
In 2009/10 we improved our lost time incidents per 100,000 hours to 0.36, a reduction of 16% on the previous year. Our performance is now close to best in class. Our RIDDOR (Reporting of Injuries, Diseases and Dangerous Occurrences (Regulations)) rate was 0.31, falling short of our measure of 0.28.

As part of the business planning process we commissioned an independent safety risk expert to analyse the risk profile of our activities, allowing us to prioritise our improvement projects.

We won 18 awards, one of which was a company Gold award for our overall improvement programme. As well as winning RoSPA (Royal Society for the Prevention of Accidents) awards ourselves, we organised a joint ceremony with RoSPA for our award-winning contractors and suppliers. Twenty-two of our suppliers won RoSPA awards in 2009/10, eight of which were gold.

From AMP4 to AMP5
The most significant shift in engaging people to make a safer place to work came about through fresh approaches to safety. More employees are taking on the roles of Safety Representatives and Safety Coaches, working with managers to improve our culture and environment. The culture has improved to such an extent that, from 1 April 2010, health and safety will continue as the responsibility of specific business areas working on improvement plans with only a small central team to help with planning and coordination.


CARBON
TRUST
STANDARD
REDUCING CO2
YEAR ON YEAR

KPI Net Energy Use

Severn Trent Water has been awarded the Carbon Trust Standard, an independent assessment and endorsement of the company's carbon reduction and management programmes.

To achieve this third party recognition, Severn Trent Water had to demonstrate a reduction in its carbon emissions and a robust carbon management standard.

"Holding the Standard not only gives external recognition of our carbon management approach and achievements, but is also an important metric for the Carbon Reduction Commitment (CRC)," said Andrew Gardner, General Manager Energy and Carbon Management.

The CRC is the government's carbon cap and trade scheme which came into force in April 2010 and is part of its strategy to reduce UK carbon emissions.

Focus on lowest charges

To ensure we meet our commitment to have the lowest possible charges we need to make the right investments in the right programmes to deliver the right customer and environmental standards as efficiently as possible.

KSI: Having the lowest possible charges

Despite continuing economic pressures during 2009/10 our financial and operational performance showed continued improvement across the board as we ended the fiscal year and closed out AMP4. Trading was in line with our expectations, as were operating costs and capital expenditure. The continuing rise in unemployment and a record number of insolvencies in the first half of the year meant the bad debt charge moved up slightly to 2.5% of turnover. While insolvency levels are returning to normal levels, we will continue to monitor developments closely.

From AMP4 to AMP5

The tough efficiency plans we set out in our Final Business Plan are reflected in Ofwat's Final Determination. Considerable lead-in investments during the final year of AMP4, however, mean we are well prepared to meet the requirements of AMP5. The investments were focused in four areas:

1 Systems and technologies – Phase 1 of SAP went live in December 2009 in Human Resources, Finance and Procurement. Implemented on time and to cost, it has allowed us to make savings in our business service areas early in AMP5.

2 People and processes – We rolled out the Safer Better Faster process improvement programme to more of our teams. This helps us to make our processes leaner, improving our ability to get it right first time every time, upskilling our workforce to enable it to work in different ways and areas of the business, and giving our people a better understanding of how their work fits into our business as a whole.

3 Accommodation – As we reported last year our accommodation strategy is set and work is now well in hand to create the right property portfolio to support us for the future. The key project within our programme is the construction of Severn Trent Centre in Coventry. This building has been certified BREEAM (Building Research Establishment Environmental Assessment Method) excellent and its exceptionally low carbon output is matched by its exceptionally low water consumption. From autumn onwards 1,700 people will be moving into our new Centre.

4 Energy – Investment in our renewable energy programme provides a natural hedge against rising wholesale energy prices. We are in the process of growing the UK's first commercial scale energy crop at Stoke Bardolph, Nottinghamshire, as well as planning wind turbines and further renewable energy generation from sewage sludge.

KSI: Maintaining investor confidence

This was a challenging price review, with the Draft Determination for the AMP5 period, published by Ofwat in July 2009, being significantly different to our Final Business Plan. This prompted investor concerns over our ability to deliver the required outputs within the capital and operational expenditure limits set, and to finance this investment. We made a number of representations to Ofwat over the autumn, as well as encouraging our shareholders and other stakeholders to express their own views.

This was a constructive process, and the Final Determination published in November 2009 more closely reflected our Final Business Plan, the one remaining area of difference being the weighted average cost of capital, which Ofwat set at 4.5% compared with 5% in our Final Business Plan. We have confidence in our ability to meet the challenges ahead.



Our teams in the field with the appropriate safety equipment

KPI Lost time incidents

There is clear evidence to show that effective reporting of near misses helps to improve overall safety performance. An analysis of health and safety incident reporting in our Sewage Treatment team suggested a significant under reporting of near misses.

To address this, a Near Miss Reporting Project Team was formed with the objective of developing a process that would increase the number of near misses reported within Sewage Treatment. This, in turn lead to a safer working environment and a reduction in the number of injuries.

The team produced a simple and clear process for reporting near misses and tracking closure of any remedial actions. Following a successful trial the process was fully implemented across Sewage Treatment.

An objective of the project was also to develop a process which could be replicated across other departments in Severn Trent Water. The Water Distribution department has adapted the near miss reporting process and consequently has also had a marked increase in near misses reported which has helped to reduce its lost time injury rate.

The implementation of the process has helped to create a safer working environment and by involving staff in developing solutions has helped in overall improvement of health and safety behaviour.

Business review Severn Trent Water – Performance (continued)

From AMP4 to AMP5
We will continue to be open and proactive in our communications with shareholders and other stakeholders. We have updated our KPIs to ensure they continue to demonstrate our drive for higher standards in the future, and to reflect the evolution of the regulatory environment. We will continue to report on our progress each year.

KSI: Promoting an effective regulatory regime
Our regulatory performance is on track and we are in a strong position to tackle whatever challenges the future might hold.

From AMP4 to AMP 5
We believe we have done more than many other water companies to help shape the future of the regulatory framework and we are well placed to contribute to the debate with policymakers and Ofwat.

There is a growing consensus that the current policy and regulatory framework of the industry is not sustainable long term and we have made our own contribution to the debate with our "Changing Course" report, published in April 2010 and available on our website. We will continue to have discussions with shareholders and policymakers alike to help shape the future of our industry in the interests of our customers, the environment and our shareholders.

Focus on great people

To become the best water and waste water company in the UK we need to have the right people and provide them with the right technology and facilities, and a safe, modern environment in which to do their jobs both within the company and in our supply chain.

KSI: Having the right skills to deliver
The final year of AMP4 has been one of considerable change for our employees involving upskilling, an impending major office move, the introduction of new technology and a new pay system as we gear up for AMP5. We report that our employee surveys show our workforce remains positively engaged at 74% (2009: 83%), even though it was challenged by many changes.

We are committed to creating a diverse workforce which reflects the communities in which we operate. We believe that a diverse and inclusive culture is a key factor in being a successful business. We aim to have employees who are inspired and motivated and who are on a journey towards our vision of a diverse, engaged workforce. Our diversity strategy is aimed beyond basic compliance towards a more proactive approach. We do not badge diversity, but ensure that it is an integral part of how we work by integrating the concepts of treating everyone fairly and valuing differences in how we think, behave and operate. Our aim is to reflect the community we work in and serve and to ensure that we are an attractive employer. We measure our diversity performance against external benchmarks and our recruitment and training initiatives are resulting in a gradual increase in the diversity of our people.


Our "one supply chain" at work

KPI Capital Process Quality

Focus on innovation in our supply chain
Innovation has been a key theme of the latter part of AMP4 and will be central to meeting our targets during the next regulatory period. Over the past year we further developed "one supply chain" with our contractors and suppliers in readiness for AMP5, investing in strengthening relationships, reviewing the way we share experiences and knowledge, and creating shared offices for our capital programme teams. Such collaboration is essential if we are to continuously improve and encourage the sharing of best practice.

From AMP4 to AMP5
By the end of AMP4 nearly 60% of our employees had been introduced to tools and techniques that help them continuously improve their performance through the SBF way of working. Our employees have shown tremendous commitment in improving our company by supporting the programme, which we will roll out to the rest of the business over the next two years.

During the latter part of AMP4 we invested in technology and workplace improvements that will help us meet the efficiency savings of AMP5 and aid our business into the future:

- we aligned our technology strategy to our KSIs, allowing us to measure how our IT investments are helping us improve our business and services;
- the first release of our £70 million SAP implementation program went ahead without any significant disruption to our operations, improving our back office operations and reducing costs. Release 2 is now in development and is planned to go live in summer 2010, improving operating systems for our operational workforce and asset management teams;
- following consultations with employees over the move to the Severn Trent Centre in Coventry we have developed support systems, such as assisted travel costs, to ease the transition and aid green travel plans;
- we have embarked on a £20 million transformation of the technology our people use to do their day to day work. This includes a new, virtual desktop and a secure system that allows our employees to adopt mobile working practices, such as desk sharing and access to data and systems from wherever they need to; and
- through our Emerging Talent programme we are identifying and developing future leaders. We also plan succession for our executive team and management population.

One of the consequences of introducing new systems and improving our performance is that we are able to operate more efficiently at a higher standard with fewer people. Unfortunately, that has led to the loss of around 275 posts in our central functions. All of these will be through voluntary redundancy and we will ensure everyone affected is treated with care and respect.

Looking forward to 2010/11

Looking forward to the next five years, we enter AMP5 in a stronger position, with our plans well advanced due to our "early start" approach with contractors, SAP implementation and real estate rationalisation. The business is well placed to achieve higher levels of operational excellence and we will continue to work hard to maintain the lowest charges for our customers working with our great people.

Business review


Suppliers working on an investment project

KPI Capex (gross) vs Final Determination

Streamlining our procurement processes

Ahead of AMP5, we selected seven contractors for the period to take design, build and work on our biggest infrastructure projects, compared to 22 for AMP4, and introduced new, innovative ways of working with them.

We have reorganised our procurement department to take full advantage of purchasing best practice by improving category management and end to end technological innovation. This will enable us to optimise our contracts and continue to reduce the number of suppliers we do business with.



Water Purification – secures contract to provide world's largest fixed film denitrification system

Severn Trent Services has been awarded a contract to supply their TETRA® Denite® denitrification system for use at the Baltimore City Department of Public Works' Patapsco Waste Water Treatment Plant. The tertiary treatment system will help reduce the plant's discharge of total nitrogen and total phosphorus, significantly reducing nutrients flowing to the Patapsco River and, ultimately, the Chesapeake Bay. The Patapsco Waste Water Treatment Plant is undergoing upgrades and expansion over the next two years. Once completed, it will be the largest installed fixed film denitrification system in the world.

Fixed film Denite application

Business review
Severn Trent Services – Overview

Our Severn Trent Services business is one of the world's leading suppliers of water and waste water operational and treatment solutions. We are a respected global brand, known throughout the world for operating at the forefront of advanced water technology and for our quality, reliability and stability. We enjoy a strong position in our selected markets.

Platform for growth
Severn Trent Services remains focused on our core group skills of water and waste water treatment and operations complementary to our UK regulated business, Severn Trent Water.

Our Operating Services business performed well and continued to show year on year growth.

The first half of the year was challenging, particularly in our Water Purification and Analytical Services businesses. Our customers found difficulty in accessing project financing due to the economic slowdown, uncertainty about government economic stimulus packages, and declining oil prices. We quickly addressed these issues by restructuring the parts of the business most impacted and by lowering costs so that we were better positioned for growth on a global basis. At the same time we made appropriate measured investments to seed new markets and geographic areas, and to develop new technologies and products. Second half results in the business improved when compared to the first half, reflecting an improved operating environment and a lower cost base in the business. This sequential growth in Severn Trent Services turnover and profit was 5% and 49% respectively, with Water Purification the largest contributor at 16% and 67% improvement respectively. Stronger market drivers, an increase in the pipeline of projects and a healthy order book give us confidence in our position for sustainable growth.

Turnover in Severn Trent Services was £336.5 million in 2009/10, down 0.8% on 2008/09. Profit before interest, tax and exceptional items was £28.7 million, down 5.9%.

We have three principal business groups

- **Operating Services** provides contract operating services to manage and maintain water and waste water plants and networks worldwide. We are a leading provider in the United States and United Kingdom, one of the few integrated water operators in Italy and are building our presence in Ireland.
- **Water Purification** is one of the leading global providers of advanced technologies and products for water and waste water disinfection, filtration, adsorption and marine/offshore waste water treatment.
- **Analytical Services** is a leader in UK environmental water testing services.

£207.2m
Turnover in our Operating Services business
2009 – £200.1m

£101.8m
Turnover in our Water Purification business
2009 – £107.6m

£27.5m
Turnover in our Analytical Services business
2009 – £31.6m



More information about Severn Trent Services
www.severntrentservices.com



"We kept our position and our customers, we maintained our margins and we are ideally placed for the economic recovery."

Len Graziano
President and Chief Executive Officer

While the global recession has resulted in a slowdown this year, the market for water and waste water products and services remains strong with substantial prospects for growth in the four areas we serve. That is because the drivers of the water and waste water business – water scarcity, population growth, climate change and higher regulatory requirements – remain strong.

We focus on the higher growth and higher margin market segments and geographies where our broad line of products and services meet the significant needs of our customers.

Business review
Severn Trent Services – Performance

In 2009/10 we made good progress with positioning our business for sustainable growth. We delivered continued growth in our Operating Services business. We ended the year in Water Purification with a strong order book and a high level of projects in the pipeline. Analytical Services looks forward to starting an important long term contract with Yorkshire Water.

Positioning our business for sustainable growth

The backdrop for the year was undoubtedly the economic downturn. Severn Trent Services felt the impact most noticeably in Water Purification and Analytical Services. However, we quickly took action by restructuring selected parts of the business and invested in growth areas. As a result of these actions and others, the order book for Water Purification was at an all time high during the last quarter of the year.

Sometimes, conditions that cause problems in one area of a business provide opportunities elsewhere. This was certainly true for Operating Services, which reported another year of continued growth.

Given the strength of the fundamental drivers of our business, we remained confident the market would turn around. We therefore decided to make use of the slower period to position our company for future growth. We completed the reorganisation of our company into three business groups and four regions. This will help us lower our cost base and be better positioned for global competition. Alongside these efficiencies we made investments to seed new markets and technologies, for instance adding staff in the Middle East and China and progressing new product development projects.

Focus on our four key strategic growth initiatives

Continuing the geographic expansion of our products and services
In Europe, our acquisition of PS Apliclor SA near Barcelona created a European hub from which we can expand our Water Purification business on the continent.

Local product sourcing and hiring of key people in our China branch office has resulted in winning key filtration projects and positioning us to grow profitably.

Our Operating Services business entered new regions where we have a good opportunity to grow. For instance, we extended our strong presence in the UK into Ireland with a joint venture, Severn Trent Response, which has already won one long term contract and also received notice of award for a second.

Expanding the scope of our operating services to existing clients around the world
This has been a successful year, with new business accruing from several large contracts in the US as many municipalities struggled with budget shortfalls and looked to public and private partnerships to help lower their costs. In the City of Prichard, Alabama, a $1 million contract to operate the waste treatment plant was expanded to a $6 million contract when we were asked to bid to operate the city's complete package of services, including water, waste water treatment, meter reading and billing.

In the UK, Coast to Coast (C2C) continued to extend its operational services outside of the 25 year contract with the Ministry of Defence.

Severn Trent Select was also awarded a design build contract with a major UK dairy and finished the year as a preferred supplier on another design build contract.

In Italy, we ended the year having been awarded one major waste water design, build and operate contract and as a preferred bidder on another.

Enhancing products and operations to improve our effectiveness and efficiency
This year we focused on making our operations more efficient. We saved costs by using centralised sourcing to make combined purchases of similar components from lower cost locations. Also, engineering services are being outsourced to India and assembly for membranes filtration projects is being sourced locally for regional markets.

In our Analytical Services business, we consolidated our facilities, exited unprofitable lines of business and expanded services further.

Developing new technologies at the forefront of water and waste water solutions
Year on year, the proportion of sales coming from new products introduced in the last three years has increased by 80%.

We continue to build our innovation capability. In the past year we have rolled out global best practice tools and processes across all product and technology centres of excellence with the goal of improving our new product performance and cycle times. Early benefits include increased visibility and transparency of our product and technology investment programme.

Additionally, we have developed an overarching technology strategy and are now actively carrying this forward through both internal and collaborative development activity. Our product development pipeline is robust.


Prichard
Prichard Water Tower

Operating Services

– announces it has renewed its public private partnership

We have renewed our public private partnership with the Water Works and Sewer board (the Board) of the City of Prichard, Alabama, through a competitive bid process. Severn Trent is responsible for the complete operation, maintenance and management of the city's water and waste water facilities, collection and distribution systems, meter reading, billing and customer service functions. Shortly after the partnership started, plant performance was dramatically improved, allowing the board and its engineer to concentrate on capital improvement planning. In the last two years, the Board and citizens of Prichard have benefited from improved operations and performance, including reduced solids inventory; improved discharge quality; the introduction of an asset management programme; identification of capital improvement projects; and the installation of a comprehensive maintenance management programme that schedules predictive and preventive maintenance.

Performance by business area

Operating Services
Our Operating Services business has performed well because we are able to operate utility and municipal assets efficiently at a lower cost.

We are one of the leading providers in the US, where we run nearly 400 contracts.

In the UK and Ireland we combined all non-regulated UK businesses under one business unit, Operating Services UK and Ireland, and have worked with approximately 200 commercial and industrial clients during the year.

Also in the UK, we reduced leakage in our C2C Ministry of Defence contract despite the coldest winter in 30 years. We have more than halved leakage since the contract started in 2005.

Water Purification
A slow start to 2009/10 for our Water Purification business meant we effectively lost a year of expected growth. Cash-strapped municipalities slowed their investment in new equipment and while many orders were delayed, no significant orders were cancelled. However, we restructured the business to lower our cost base. At the same time, we invested in selected growth areas. As a result, and as global markets recovered, our Water Purification business achieved sequential growth during the second half of the year with turnover up 16% and profits up 67% when compared to the first half.

Notable contract wins during the year included a $15.7 million contract for the world's largest denitrification system in Baltimore, Maryland; a $7 million contract for the largest reverse osmosis sea water system for an oil refinery in Pakistan; several new contracts in China; and the first deep bed filtration system used for water reuse in Libya for Al Hadba (Tripoli).

We ended the year with the highest order book in Severn Trent Services' history and our key project pipeline continues to grow.

Analytical Services
During the year we undertook a significant restructure of our business. This has repositioned the business with a lower cost base and a more resilient business platform.

We received formal notification of UKAS (United Kingdom Accreditation Service) accreditation for our newly constructed Wakefield facility, which will serve our new 10 year contract with Yorkshire Water. We have introduced new technologies to offer more methodologies, lower costs and faster output. We have also expanded our services to include on site testing and operator self monitoring, both growth areas.

We are committed to conducting our business in a responsible way

We continue working to build corporate responsibility into our strategy and embed it in our culture.

Our health and safety performance continues to improve. This year we reduced the number of lost time incidents per 100,000 hours worked by 22%, maintaining one of the best rates in our industry. Two Operating Services businesses in the UK received awards from the Royal Society for the Prevention of Accidents. C2C received the Gold award and Integra received the Silver award.

In 2009/10 we introduced a new health and safety handbook, offering support and training for all employees, in several languages.

Our success depends on all of our employees. During the year we implemented a change management programme entitled 'Blueprint for growth' to help employees understand our core values, objectives, Key Performance Indicators, and the role they play in helping our company improve and grow.

We commissioned our second independent Employee Engagement Survey in 2009/10 with employee engagement increasing four percentage points from the previous survey.

We take carbon management seriously and continued to look at ways to reduce our energy consumption. For the second consecutive year we produced Site Energy Management Plans for five of our US sites and six of our UK sites. Implementing these plans has led to reductions in energy use and lower costs.

Outlook for the future

In our Operating Services business we will continue to find more cost efficiencies and move into new areas as part of our plans to grow the business year on year. A change in legislation in Italy around the awarding of contracts is expected to yield more opportunities. Increased growth is expected in the Middle East/North Africa region, where we have a strong pipeline of prospects.

We start the financial year with a very strong order book and pipeline in our Water Purification business. We will continue lowering our cost base, focusing on our regional operations and delivering new products in this market, such as MicroDynamics® ultraviolet disinfection, BALPURE® ballast water treatment, and OMNIPURE Series 55® marine/offshore sewage treatment.

Performance in Analytical Services is expected to improve as a result of the lower cost base, the innovations being brought into the business and a greater number of long term contracts, including Yorkshire Water.

While the strength and pace of the economic recovery continues to be uncertain, we believe the continuing growth of the market is sustainable because of the strength of its fundamental drivers. We will therefore continue implementing our growth strategy, focusing on our four key initiatives.



Routine analysis being carried out on concentrated samples

Analytical services

– opens new accredited laboratory in Wakefield

In March 2009, Severn Trent Services secured a 10 year contract for delivery of water and waste water analysis to Yorkshire Water. Since the contract win, we have constructed a brand new facility in Wakefield in Yorkshire. The laboratory will deliver an extensive range of water and waste water analysis for Yorkshire Water, but will also service other customers in the region and provide back-up facilities for our two other water laboratories, offering Utility customers a more robust service. The laboratory went into full operation on 1 April 2010 and is able to handle in excess of a quarter of a million samples per year.



18.6%

Increase in group profit before interest, tax and exceptional items

Despite difficult global economic conditions the group has performed well on the financial front and continued to make process and efficiency improvements throughout its businesses.

The board is proposing a final dividend of 45.61p (2009: 41.05p) to be paid on 30 July 2010. This would give a total dividend of 72.32p per ordinary share, an increase of 7.4%.

Lake Vyrnwy

Business review Financial review

We have in the past year, moved from a "credit crunch" through a deep economic recession. Our prompt action in early 2009, to pre-fund our investment and cash needs for the following 24 months, meant that we retained a sound financial position throughout the year. We were, however, not immune to the economic stresses that our customers and markets were experiencing. We have seen a rise in bad debt charges in our regulated business Severn Trent Water and a slowdown in sales at Severn Trent Services in the early part of the year.

Against this background, the financial performance of the group has continued to show progress and, as described elsewhere, the business areas have invested much time, effort and money to improve their base operations. These improvements are backed by a continuing drive to sustain a strong liquidity position at the lowest possible cost.

We enter the new five year regulatory period and address new opportunities for Severn Trent Services in a strong financial position.

Group financial performance

Group turnover was £1,703.9 million (£1,642.2 million), an increase of 3.8% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water, partially offset by the impact of lower consumption across our measured commercial income base, which reduced year on year revenues by around £1.6 million, less than initially expected due to a stabilisation of volumes over the year.

Financial highlights

	2010	2009	% change
Turnover (£m)	**1,703.9**	1,642.2	3.8
Profit before interest, tax and exceptionals (£m)	**557.1**	469.9	18.6
Profit before interest and tax (£m)	**507.4**	451.0	12.5
Profit before tax, exceptionals and IAS 39 (£m)	**338.4**	273.5	23.7
Profit before tax (£m)	**334.4**	167.6	99.5
Earnings per share before exceptionals, IAS 39 and deferred tax (p)	**122.8**	92.7	32.5
Earnings/(loss) per share (p)	**105.6**	(24.6)	n/a
Final dividend (p)	**45.61**	41.05	11.1
Interim dividend (p)	**26.71**	26.29	1.6
Total dividend for the year (p)	**72.32**	67.34	7.4

Group profit before interest, tax and exceptional items (underlying PBIT) increased by 18.6% to £557.1 million (£469.9 million). Operating costs before exceptional items decreased by £25.5 million. The main components of this reduction are described in the commentary on Severn Trent Water and Severn Trent Services below. There were net exceptional costs of £49.7 million (£18.9 million). Group profit before interest and tax was £507.4 million (£451.0 million).

The following table shows a segmental analysis of turnover and underlying PBIT.

Segmental analysis of results

	2010	2009	% change
Turnover			
Severn Trent Water	**1,385.3**	1,324.9	4.6
Severn Trent Services	**336.5**	339.3	(0.8)
Intra-group sales	**(17.9)**	(22.0)	
	1,703.9	1,642.2	3.8
Underlying PBIT			
Severn Trent Water	**541.3**	456.0	18.7
Severn Trent Services	**28.7**	30.5	(5.9)
Corporate and other	**(14.2)**	(16.4)	14.0
Consolidation adjustments	**1.3**	(0.2)	
Profit before interest tax and exceptional items	**557.1**	469.9	18.6

Severn Trent Water – Changes in underlying PBIT


Severn Trent Water underlying PBIT
£' millions
550
500
450
400
350
456.0
60.4
5.6
8.3
(3.3)
(12.5)
25.6
1.2
541.3
Turnover
Employment costs
Hired and contracted
Bad debts
Depreciation
Infrastructure
Other

Turnover in Severn Trent Water increased by 4.6% in 2009/10, to £1,385.3 million. Sales prices increased by 5.3% (including inflation) from 1 April 2009, with the previously noted decline in commercial consumption reducing revenues by around £1.6 million.

Profit before interest, tax and exceptional items increased by 18.7% to £541.3 million. As well as the increase in turnover, a number of factors impacted underlying PBIT. Employee costs decreased by £5.6 million as a result of lower pension costs; hired and contracted services were £8.3 million lower and there was an increase in the bad debt charge of £3.3 million with the incidence of bad debt as a proportion of turnover increasing marginally to 2.5% from 2.3% at the end of the previous year. Depreciation increased by £12.5 million due to the growing asset base. There was also a reduction in infrastructure renewals expenditure of £25.6 million as spending had peaked in the prior year.

During the financial year, Severn Trent Water invested £644.8 million (gross, UK GAAP) in fixed assets and maintaining and improving its infrastructure network. Included in this total was net infrastructure renewals expenditure of £104.5 million which is charged to the income statement under IFRS.

Business review
Financial review

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we successfully completed the five year programme with capital expenditure, net of grants, contributions and other income (UK GAAP) of around £2.6 billion.

Severn Trent Services

Turnover in Severn Trent Services was £336.5 million in 2009/10, down 0.8% on 2008/09. Underlying PBIT decreased by 5.9% to £28.7 million.

	2010 £m	2009 £m	Increase/ (decrease) %
Turnover			
Services as reported	**336.5**	339.3	(0.8%)
Apliclor SA – acquired May 2009	**(6.7)**	–	
Meters business and CCM – sold May 2009	**(1.0)**	(8.9)	
	328.8	330.4	(0.5%)
Impact of exchange rate fluctuations	–	19.9	
Like for like businesses in constant currency	**328.8**	350.3	(6.1%)

	2010 £m	2009 £m	Increase/ (decrease) %
Underlying PBIT			
Services as reported	**28.7**	30.5	(5.9%)
Apliclor SA – acquired May 2009	**(0.3)**	–	
Meters business and CCM – sold May 2009	**(0.9)**	0.9	
	27.5	31.4	(12.4%)
Impact of exchange rate fluctuations	–	1.3	
Like for like businesses in constant currency	**27.5**	32.7	(15.9%)

After adjusting for the impact of exchange rate fluctuation and the effects of small acquisitions and disposals, turnover on a like for like constant currency basis was down 6.1%, and underlying PBIT measured on the same basis was down 15.9%.

Return on invested capital was 13% (15%).

Corporate and other costs

Corporate overheads amounted to £12.7 million (£12.7 million). Our captive insurance company and other businesses generated an underlying loss of £2.9 million (loss of £3.7 million). The group's captive insurance company insures Severn Trent group risks only and does not write any external business.

Exceptional items

We incurred a net exceptional charge in the year to 31 March 2010 of £49.7 million (18.9 million) comprising:

- In Severn Trent Water, restructuring costs of £42.1 million from the programme to restructure and realign the business. This included redundancy and pension curtailment costs amounting to £16.2 million arising from the reduction in central functions posts and a further £5 million from redundancies arising from previously announced initiatives. Costs relating to the implementation of SAP were £9.9 million including accelerated amortisation of £5.9 million. Provisions for onerous leases and other costs relating to Severn Trent Centre amounted to £6.8 million; and
- In Severn Trent Services, a charge of £5.9 million from its restructuring programme and a loss of £1.7 million on disposal of businesses.

Net finance costs

Composition of net finance costs (£ millions)


2010
188.5
15.3
15.0
218.8
2009
175.2
19.1
2.1
196.4
Cash interest
RPI rolled up
Net pension interest

Our net finance costs were £218.8 million, compared to £196.4 million in the previous year. The increase was largely due to the higher average net debt during the year. Net finance costs on pension obligations were also higher as the expected return on pension assets was lower which in turn was due to the lower value of investments in the opening balance sheet in 2010 compared to 2009. The effective interest rate for 2010 was 5.6% (5.6%).

Profit before tax

Group profit before tax, exceptional items and gains/losses on financial instruments increased by 23.7% to £338.4 million (£273.5 million). Group profit before tax was £334.4 million (£167.6 million).

Taxation

The total tax charge for the year was £82.9 million (£223.6 million including exceptional deferred tax charge of £185.6 million). The current tax charge was £40.7 million (£52.1 million) and the deferred tax charge was £42.2 million (credit of £14.1 million before exceptional charge).

The effective rate of current tax excluding prior year settlements and exceptional items calculated on profit before tax, exceptional items and gains/(losses) on financial instruments was 22.6% (24.7%). The decrease in effective rate is a result of increased capital allowances in Severn Trent Water and agreement of a number of uncertain tax positions during the year rendering further provisions for these items unnecessary.

Going forward, we expect the effective current tax rate for 2010/11 to be in the range of 25% to 27%.

Profit for the period and earnings per share

Profit for the period was £251.5 million (loss of £56.0 million).

Basic earnings per share were 105.6 pence (loss per share 24.6 pence). Adjusted basic earnings per share (before exceptional items, gains/losses on financial instruments and deferred tax) were 122.8 pence (92.7p).

Cash flow and net debt

	2010 £m	2009 £m
Cash generated from operations	**708.0**	643.5
Net capital expenditure	**(487.8)**	(465.0)
Net interest paid	**(194.2)**	(173.9)
Tax (paid)/received	**(53.8)**	1.1
Other cash flows	**(1.6)**	(1.3)
Free cash flow	**(29.4)**	4.4
Acquisitions and disposals	**(11.0)**	–
Dividends	**(159.7)**	(158.8)
Net issue of shares	**2.4**	6.2
Change in net debt from cash flows	**(197.7)**	(148.2)
Net fair value adjustments	**11.4**	(1.6)
RPI uplift on index linked debt	**(13.6)**	(19.1)
Foreign exchange	**(0.3)**	5.9
Other non-cash movements	**(1.3)**	(3.7)
Change in net debt	**(201.5)**	(166.7)
Net debt at 1 April	**(3,559.9)**	(3,393.2)
Net debt at 31 March	**(3,761.4)**	(3,559.9)

Free cash flow

Cash generated from operations increased by £64.5 million over 2008/09 due to increased profits in Severn Trent Water. Capital expenditure net of contributions and proceeds of sales of fixed assets was £487.8 million (£465.0 million). The increase arose from Severn Trent Water's capital programme. Tax paid was £53.8 million whereas in 2008/09 a net refund of £1.1 million was received due to refunds received on the closure of computations for the years 2004/05 – 2005/06. Net interest paid increased due to the higher average net debt in the year.

Net debt

After payment of dividends of £159.7 million (£158.8 million) and net proceeds on share issues of £2.4 million (£6.2 million) the net cash outflow for the year increased net debt by £197.7 million (£148.2 million). Fair value adjustments on debt denominated in foreign currency and the related cross currency swaps decreased net debt by £11.4 million (increased by £1.6 million). The principal amount of our index-linked debt is adjusted by the change in RPI on a biannual basis. This increased net debt by £13.6 million (£19.1 million). Currency impacts on cash and debt held by overseas subsidiaries increased net debt by £0.3 million (decreased by £5.9 million). Other non-cash movements, mainly the reversal of fair value adjustments on maturing debt and currency swaps, increased net debt by £1.3 million (increased by £3.7 million).

Net debt at 31 March 2010 was £3,761.4 million (£3,559.9 million). We now include cross currency swaps that convert the proceeds of debt raised in foreign currency to sterling in net debt because together, the debt and the swap give a better representation of our sterling debt obligations. At the year end balance sheet gearing (net debt/net debt plus equity) was 80% (79%). Net debt expressed as a percentage of Regulatory Capital Value (RCV) was 59.2% (57.4%) based on RCV of £6,347 million (£6,198 million). Our net interest charge, excluding gains/losses on financial instruments, was covered 4.0 times (3.7 times) by profit before interest, tax, depreciation, amortisation and exceptional items and 2.7 times (2.4 times) by profit before interest, tax and exceptional items.

Liquidity

The group has a European Investment Bank facility of £150 million which has to be drawn on or before April 2011 and has an undrawn £500 million committed bank facility that matures in 2012 and 2013.

The maturity profile of our debt is shown in the chart below:

Treasury policy and operations

Our treasury affairs are managed centrally and in accordance with our Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and our financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

Our strategy is to access a broad range of sources of finance to obtain both the quantum required and lowest cost compatible with the need for continued availability. Our principal operating subsidiary, Severn Trent Water, is a long term business characterised by multi year investment programmes. Our strategic funding objectives reflect this and the liquidity position and the availability of committed funding are essential to meeting our objectives and obligations. We therefore aim for a balance of long term funding or commitment of funds across a range of funding sources at the best possible economic cost.

Our policy for the management of interest rate risk is that no less than 45% of our borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2010, interest rates for some 82.4% of our net debt of £3,761.4 million were fixed, with a weighted average interest rate of 5.9% for a weighted average period of 10.9 years.

Maturity profile of gross debt (£ millions)



700
600
500
400
300
200
100
0
2011
2016
2021
2026
2031
2036
2041
2046
2051
2056
2061
2066

Business review

Business review
Financial review

We use financial derivatives solely to manage risks associated with our normal business activities. We do not hold or issue derivative financial instruments for financial trading.

Except for debt raised in foreign currency, which is fully hedged, our business does not involve significant exposure to foreign exchange transactions. We have investments in various assets denominated in foreign currencies, principally the US dollar and the euro. Our current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

We have entered into energy swaps that fix the cost of substantially all of Severn Trent Water's expected net electricity consumption for the first three years of AMP5. The price fixed in these swaps is lower than the amount assumed in the Final Determination.

Gains/(losses) on financial instruments

We borrow in foreign currency under our EMTN programme and use cross currency swaps to convert the proceeds to sterling. The effect of these swaps is that interest and principal payments on the borrowings are made in sterling and so the currency risk is eliminated. The foreign currency notes and swaps are recorded in the balance sheet at their fair values and the changes in fair values are included in gains/losses on financial instruments in the income statement. Since the terms of the swaps closely match those of the underlying borrowing, these changes tend to be broadly equal and opposite. The changes in fair value of debt are shown in the reconciliation of movements in net debt in note 35.

We hold interest rate swaps with a net notional principal amount of £835 million under which we pay fixed interest and receive floating rate interest to reduce our exposure to changes in interest rates. These swaps are carried at fair value and are revalued at each balance sheet date. The changes in fair value are included in gains/losses on financial instruments in the income statement. During the year there has been an increase of £41.7 million in the fair value of these instruments because market interest rates were higher at 31 March 2010 than at 2009.

It is important to note that we intend to, and typically do, hold these swaps to maturity and the changes in fair value are non-cash movements. Over the lives of the swaps, these changes will net out because the swaps will have a zero fair value when they mature.

Credit ratings

Our long term credit ratings are:

Long term ratings	Severn Trent Plc	Severn Trent Water Limited
Moody's	Baa1	A3
Standard and Poor's	BBB-	BBB+

Further details of our borrowings, investments and financial instruments are contained in note 21 to the group financial statements.

Pensions

We have two defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS as at 31 March 2007. The actuarial valuation as at 31 March 2010 is currently underway.

On an IAS 19 basis, the estimated net position (before deferred tax) of our defined benefit pension schemes was a deficit of £354.9 million as at 31 March 2010 (deficit of £233.0 million). The funding level at 31 March 2010 was 80% (82%) and our defined benefit pension schemes had total assets of approximately £1,393 million and total liabilities of approximately £1,748 million. Note 28 to the financial statements gives details of the year on year movement in the schemes' assets and liabilities.

During the year ended 31 March 2010 inflation expectations have increased and this has resulted in higher gross undiscounted liabilities. Increasing inflation is usually accompanied by increasing interest rates and so the higher undiscounted liabilities would normally be offset by an increase in the discount rate. However, corporate bond rates, from which the discount rate is derived, have fallen during the year and so rather than mitigate the effect of increasing inflation the discount rate has exacerbated the impact. Whilst there has been some recovery in equity markets this has been insufficient to compensate for the impacts of inflation and the discount rate.

Total cash contributions to the schemes in the year were £39.6 million (£42.0 million).

The key actuarial assumptions were:

	2010	2009
Price inflation	3.6%	2.9%
Salary increases	4.1%	3.9%
Discount rate	5.7%	6.7%
Pension increases in payment	3.6%	3.0%
Expected return on equities	8.0%	8.0%
Age to which current pensioners aged 65 are expected to live		
Men	85.3	85.1
Women	88.6	88.2
Age to which future pensioners currently aged 45 are expected to live		
Men	86.5	85.9
Women	89.6	88.9

The discount rate used in the actuarial calculations and the assumptions for price inflation and life expectancy can significantly impact the value calculated for the pension deficit. The following table summarises the estimated impact on scheme liabilities resulting from changes to these key actuarial assumptions whilst holding all other assumptions constant.

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £34 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £34 million
Life expectancy	Increase by 1 year	Increase by £40 million

Accounting policies and presentation of the financial statements

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards that have been endorsed by the European Union.



Supplementary information including our preliminary results presentation
www.severntrent.com

Promoting online reporting

The Annual Report and Accounts is the principal means of communicating with shareholders. The group adopted e-communications after they were approved by shareholders as an alternative means of receiving company information at the 2007 annual general meeting. As at 31 March 2010, 42,449 shareholders receive company communications via electronic methods whilst 27,385 shareholders continue to receive communications by post. You can visit our website at www.severntrent.com



Governance Directors' report

The directors present their report, together with the audited financial statements of the group for the year ended 31 March 2010.

Principal activity
The principal activity of the group is to provide and treat water and remove waste water in the UK and internationally.

Details of the principal joint ventures, associated and subsidiary undertakings of the group at 31 March 2010 appear in notes 19, 20 and 40 to the financial statements on pages 84 and 111.

Business review
The Chairman's statement, the Chief Executive's (CE) review, the report and performance reviews for the group's main businesses and the financial review on pages 9 to 27 provide detailed information relating to the group and its strategy, the operation of its businesses and the results and financial position for the year ended 31 March 2010.

Details of the principal risks and uncertainties facing the group are set out in the risk and assurance section on pages 58 to 60.

All of the above are incorporated by reference in (and are deemed to form part of) this report.

Directors and their interests
Biographies of the directors currently serving on the board are set out on pages 32 and 33.

Details of changes to the board during the year and of the directors offering themselves for reappointment at the Annual General Meeting (AGM) are set out in the Chairman's letter on pages 35 to 40.

Details of directors' service agreements are set out in the Directors' remuneration report on page 52. The interests of the directors in the shares of the company are shown on pages 55 to 57 of that report.

Directors' indemnities
The company's articles of association provide that directors of the company shall be indemnified by the company against any costs incurred by them in carrying out their duties including defending any proceedings brought against them arising out of their positions as directors in which they are acquitted or judgment is given in their favour or relief from any liability is granted to them by the court.

Employees
The average number of employees within the group is shown in note 9 to the financial statements on page 77.

Severn Trent believes that a diverse and inclusive culture is a key factor in being a successful business. Apart from ensuring an individual has the ability to do the job we do not discriminate in any way and make every effort to ensure that those with disabilities are able to be employed by us. We ensure that training, career development and promotion opportunities are available for all our employees irrespective of their gender, race, age or disability.

The group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of its activity and financial performance by way of briefings and publication to staff of all relevant information and corporate announcements. To help develop employees' interest in the company's performance, Severn Trent offers two employee share plans. The Severn Trent Sharesave Scheme, an HM Revenue and Customs approved SAYE plan, is offered to UK employees on an annual basis. The Severn Trent Share Incentive Plan, approved by HM Revenue and Customs, makes an annual award of shares to Severn Trent Plc and Severn Trent Water Limited employees, based on performance against the KPIs.

Research and development
Expenditure on research and development is set out in note 7 to the accounts on page 76.

Treasury management
The disclosures required under the EU Fair Value Directive in relation to the use of financial instruments by the company are set out in note 21 to the accounts on pages 85 to 96. Further details on our treasury policy and management are set out in the financial review on page 26.

Post balance sheet events
Details of post balance sheet events are set out in note 38 to the group financial statements on page 110.

Dividends
An interim dividend of 26.71 pence per ordinary share was paid on 15 January 2010. The directors recommend a final dividend of 45.61 pence per ordinary share to be paid on 30 July 2010 to shareholders on the register on 18 June 2010. This would bring the total dividend for 2009/10 to 72.32 pence per ordinary share (2009: 67.34 pence). The payment of the final dividend is subject to shareholder approval at the AGM.

Capital structure
Details of the company's authorised issued share capital and of the movements during the year are shown in note 30 to the financial statements on page 103. The company has one class of ordinary shares which carries no right to fixed income. Each share carries the right to one vote at general meetings of the company. The issued nominal value of the ordinary shares is 100% of the total issued nominal value of all share capital.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the articles of association and prevailing legislation. The directors are not aware of any agreements between holders of the company's shares that may result in restrictions on the transfer of securities or on voting rights.

Details of employee share schemes are set out in note 33 to the financial statements on pages 104 to 107. For shares held by the Severn Trent Employee Share Ownership Trust, the trustee abstains from voting.

No person has any special rights of control over the company's share capital and all issued shares are fully paid.

With regard to the appointment and replacement of directors, the company is governed by its articles of association, the Combined Code on Corporate Governance, the Companies Act and related legislation. The articles may be amended by special resolution of the shareholders. The powers of directors are described in the Board Governance document, the articles and the Chairman's letter on pages 35 to 40.

Under its articles of association, the directors have authority to allot up to 197,166,322 ordinary shares, subject to the aggregate nominal amount limit set at the 2009 AGM.

There are a number of agreements that take effect after, or terminate upon, a change of control of the company, such as commercial contracts, bank loan agreements, property lease arrangements and employee share plans. None of these are considered to be significant in terms of their likely impact on the business of the group as a whole. Furthermore, the directors are not aware of any agreements between the company and its directors or employees that provide for compensation for loss of office or employment that occurs because of a takeover bid.

Substantial shareholdings

As at 24 May 2010 the company had been notified in accordance with chapter 5 of the Disclosure and Transparency Rules of the following major shareholdings:

Name of holder	Percentage of voting rights and issued share capital	No. of ordinary shares of 97 17/19p each
Pictet Asset Management SA	7.6%	17,718,717
Invesco Limited	5.0%	11,980,630
Legal & General Group Plc	3.9%	9,403,273

Percentages rounded down to one decimal place

Authority to purchase shares

The company was given authority at its AGM in 2009 to make market purchases of ordinary shares up to a maximum number of 23,646,774 shares. Similar authority will again be sought from shareholders at this year's AGM. No market purchases were made by the company during the year ended 31 March 2010.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 40 to the financial statements on page 111. Trade creditors for the group at the year end are estimated as representing 44.1 days' purchases (2009: 39.3 days' purchases).

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £326,382 (2009: £352,201). Donations are given to charities whose projects align closely with our aim to promote the responsible use of water resources and waste water services which provide the opportunity for longer term partnerships. In addition we provide donations to employee nominated charities through a matched funding scheme and health and safety reward schemes. We are also committed to supporting WaterAid, the UK's only major charity dedicated to improving access to safe water, hygiene and sanitation in the world's poorest countries.

In 2008/09 a provision of £5 million was established for additional contributions to the Severn Trent Charitable Trust as agreed with Ofwat. Severn Trent Water paid £2 million additional contributions in that year and a further £2 million in 2009/10. The remaining £1 million is due to be paid in 2010/11.

Severn Trent's policy is not to make any donations for political purposes in the UK, or to donate to EU political parties or incur EU political expenditure. Accordingly neither Severn Trent Plc nor its subsidiaries made any political donations or incurred political expenditure in the financial year under review.

Under the provisions of the Political Parties Elections and Referendums Act 2000 (the relevant provisions of which are now contained in Part 14 of the Companies Act 2006), shareholder authority is required for political donations to be made or political expenditure to be incurred by the company or any of its subsidiaries in the EU and disclose any such payments in the annual report. The legislation gives a wide definition of what constitutes political donations and political expenditure including sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties and support for bodies representing the business community in policy review or reform. The company has therefore obtained limited authority from shareholders as a precautionary measure to allow the company to continue supporting the community and such organisations without inadvertently breaching the legislation.

At the 2009 AGM, shareholders gave the company authorities to make political donations or to incur political expenditure in the EU (which would not ordinarily be regarded as political donations) up to an aggregate annual limit of £50,000 for the company and its subsidiaries. Pursuant to those authorities, during the year ended 31 March 2010 the group incurred costs of nil (2009: nil). Those authorities will expire at the 2010 AGM and, in line with market practice to renew the authorities on an annual basis, the board has decided to put forward a resolution to this year's AGM to renew the authorities to make donations to political organisations and to incur political expenditure up to a maximum of £50,000 per annum. As permitted under the Companies Act 2006, this resolution also covers any political donations made, or political expenditure incurred, by any subsidiaries of the company.

Internal controls

The board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The board reviews the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually in accordance with the requirements of the Combined Code and the guidance set out within it. The system of internal control is reviewed for effectiveness and adequacy. The internal control system can only

Analysis of shareholdings at 31 March 2010

Category	Number of shareholders	% of shareholders	Number of shares	% of shares
Individual and joint accounts	69,352	91.18	26,885,645	11.36
Other*	6,708	8.82	209,699,560	88.64
Total	**76,060**	**100.00**	**236,585,205**	**100.00**

* Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

Size of holding	Number of shareholders	% of shareholders	Number of shares	% of shares
1-499	55,834	73.41	10,910,098	4.61
500-999	13,203	17.36	9,280,858	3.92
1,000-4,999	5,995	7.88	10,257,090	4.34
5,000-9,999	313	0.41	2,080,100	0.88
10,000-49,999	341	0.45	8,179,494	3.46
50,000-99,999	104	0.14	7,440,826	3.15
Over 100,000	270	0.35	188,436,739	79.65
Total	**76,060**	**100.00**	**236,585,205**	**100.00**

Governance – Directors' report (continued)

provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The Audit Committee reviews the risk management process and the effectiveness of the system of internal control on behalf of the board. It also keeps under review ways in which to enhance the control and audit arrangements in the group. The Audit Committee receives reports every six months from the CE on the significant risks and uncertainties faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified as requiring remedy are also reported to the Audit Committee. The Internal Audit department provides objective assurance and advice on risk management and control. The external auditors also report on significant financial control issues to this committee.

The board confirms that procedures providing an ongoing process for identifying, evaluating and managing the principal risks and uncertainties faced by the group have been in place for the year to 31 March 2010 and up to the date of approval of the Annual Report.

External auditors

In the case of each of the persons who are directors of the company at the date when this report was approved:

- so far as each of the directors is aware, there is no relevant audit information of which the company's auditors are unaware; and
- each of the directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Relevant audit information means information needed by the company's auditors in connection with preparing their report.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Deloitte LLP have indicated their willingness to continue as auditors. A resolution to reappoint Deloitte LLP will be proposed at this year's AGM.

The Audit Committee has recommended to the board the reappointment of Deloitte LLP and a resolution to that effect will be on the agenda at the AGM. The Audit Committee will also be responsible for determining the audit fee on behalf of the board.

Accounts of Severn Trent Water Limited

Regulatory accounts for Severn Trent Water Limited are prepared and sent to Ofwat. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern

The group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's review on page 5 and the business reviews of Severn Trent Water and Severn Trent Services on pages 9 to 17 and 19 to 21. The financial position of the group, its cash flows, liquidity position and borrowing facilities are described in the Financial review on pages 23 to 26. The group's objectives, policies and processes for managing its capital and its financial risk management objectives are described in the Financial review and in the Governance report on pages 28 to 60. Details of the group's financial instruments, hedging activities and exposure to credit risk and liquidity risk are described in note 21 to the group financial statements.

The group's principal operating subsidiary, Severn Trent Water, is a regulated long term business characterised by multi year investment programmes. The group's strategic funding objectives reflect this. The group therefore seeks to attain a balance of long term funding or commitment of funds across a range of funding at the best possible economic cost. Average debt maturity is 17 years and the effective average interest cost during the year was 5.6%. The group is in a strong liquidity position with £227.8 million in cash and liquid reserves and £650 million of undrawn committed bank facilities, which are expected to be sufficient to fund its investment and cash flow needs for at least the first year of the AMP5 period.

Severn Trent Water operates in an industry that is currently subject to economic regulation rather than market competition. Ofwat, the economic regulator, has a statutory obligation to set price limits that it believes will enable the water companies to finance their activities. As a consequence the directors believe that the group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

The directors are proposing to increase the limit on the company's borrowing powers set out in its articles of association (articles) which are out of line with the company's current borrowing requirements and require the directors to restrict the borrowings of the group to two and a half times its adjusted capital and reserves. This amendment is part of a comprehensive update of the company's articles to be proposed at the AGM to reflect the final provisions of the Companies Act 2006 which came into effect last year. Whilst carrying out this update the directors became aware that the group's borrowings were in excess of this restriction. There was therefore a technical breach of article 102.

The directors have reviewed the implications of this technical breach and have plans in place to address it, including the above resolution. They consider that the resolution to be proposed to the AGM is in the best interests of shareholders and are therefore confident that the resolutions will be passed.

After making due enquiries of this situation and of all other relevant matters, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Annual general meeting

The AGM of the company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11am on Tuesday 20 July 2010. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: www.severntrent.com

By order of the board



Fiona Smith
General Counsel and Company Secretary
27 May 2010

Governance
Directors' responsibility statement

The directors are responsible for preparing the Annual Report, Directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare such financial statements for each financial year. Under that law the directors are required to prepare group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have chosen to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing the parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing these financial statements, International Accounting Standard 1 requires that the directors:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the company's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the management report, which is incorporated into the directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Governance
Board of directors

Severn Trent Plc board of directors as at 31 March 2010



1 2 3 4 5 6 7 8 9 10 11

1. Dr Tony Ballance BSc (Hons) MA (Econ) PhD (45)
Director of Strategy and Regulation

Appointed to the board on 2 October 2007. Tony was last reappointed in 2009 and is not retiring or standing for reappointment in 2010.
Tony's extensive experience in utility policy and regulation working for Ofwat as Chief Economist and then as an economic consultant leaves him ideally placed to lead the company's strategic and regulatory work. **Other directorships and offices:** Chief Economist, Office of Water Services (Ofwat) (1996–1999), director of London Economics (1999–2000), director of Stone and Webster Consultants (2000–2005).

E

2. Dr Bernard Bulkin* BS PhD FRSC FRSA FIE (68)
Independent non-executive director

Appointed to the board on 1 January 2006. Bernard was last reappointed in 2008 and is not retiring or standing for reappointment in 2010. He is the Chairman of the Corporate Responsibility Committee.
Bernard's involvement in both innovation and policy on climate change and renewable energy, together with an understanding of how to guide improved performance on safety and environmental operational issues, enables him to contribute significantly to the board. **Other directorships and offices:** Chairman of Chemrec AB, a Swedish company, non-executive director of Accelergy Corporation in California, director of Ze-gen Corporation in Boston, Venture Partner at Vantage Point, an international venture capital firm, Chief Scientist at BP Plc (1985–2003).

A C R N

5. Gordon Fryett* (56)
Independent non-executive director

Appointed to the board in July 2009. Gordon was last re-elected in 2009 and is not retiring or standing for reappointment in 2010.
Gordon's extensive experience working in and with international businesses, accountability for managing large areas of capital expenditure and a broad range of executive and operational experience in a highly customer facing environment, enables him to bring a great deal of experience and expertise to the board.
Other directorships and offices: Property Director of Tesco, CEO of Tesco Ireland (2001–2006), Director of International Support for Tesco (1997–2001), Alumnus of INSEAD.

C N

6. Martin Kane BSc CEng CEnv MICE MIWEM FIWO (57)
Director of Customer Relations

Appointed to the board in October 2007. Martin has been Director of Customer Relations, Severn Trent Water, since May 2006. Martin was last re-elected in 2008 and is retiring by rotation and standing for reappointment in 2010.
Martin joined Severn Trent Water in 1975 and has held various senior posts giving him an extensive understanding of the design, construction and operation of water and waste water treatment plants, water distribution networks and sewerage systems. **Other directorships and offices:** board member of UK Water Industry Research Limited, board member of Utilities and Service Industries Training Limited.

E

9. Baroness Noakes* DBE LLB FCA (60)
Independent non-executive director

Appointed to the board in February 2008. Sheila Noakes was last re-elected in 2008 and is retiring by rotation and standing for reappointment in 2010. Sheila Noakes is the Chairman of the Audit Committee.
Sheila is a Fellow of the Institute of Chartered Accountants in England and Wales and spent most of her career in KPMG where she was a senior partner until 2000. This expertise together with experience of directorships within other listed companies ensures Sheila is well placed to chair the Audit Committee and contribute effectively to the board. **Other directorships and offices:** senior independent director of Carpetright Plc, director of the Reuters Founder Share Company, non-executive director of ICI Plc (2004–2008), non-executive director of Hanson Plc (2001–2007), Member of the Court of the Bank of England (1994–2001).

A N

10. Andy Smith BTech (Hons) (49)
Director of Water Services

Appointed to the board in October 2007. Andy was last re-elected in 2008 and is retiring by rotation and standing for reappointment in 2010.
Andy has worked in the UK and overseas with BP, Mars and Pepsi, and as group HR director and a member of the board at Boots. Andy brings a broad range of executive and operational experience from different sectors to the board. **Other directorships and offices:** director of Boots Group Plc (2002–2003)

E

Board committees

A
Audit Committee
Baroness Noakes (C)*
Dr Bernard Bulkin*
Richard Davey*
Kerry Porritt (S)

R
Remuneration Committee
Richard Davey (C)*
Dr Bernard Bulkin*
Sir John Egan*
Martin Lamb*
Fiona Smith (S)

C
Corporate Responsibility Committee
Dr Bernard Bulkin (C)*
Sir John Egan*
Gordon Fryett*
Tony Wray
Kerry Porritt (S)

N
Nominations Committee
Sir John Egan (C)*
Dr Bernard Bulkin*
Richard Davey*
Andrew Duff*
Gordon Fryett*
Martin Lamb*
Baroness Noakes*
Tony Wray
Fiona Smith (S)

(C) Chairman
(S) Secretary
(*) Non-executive director

Management committee

E
Executive Committee
Tony Wray (C)
Dr Tony Ballance
Simon Cocks
Len Graziano
Myron Hrycyk
Martin Kane
Alec Luhaste
Michael McKeon
Alec Richmond
Andy Smith
Fiona Smith

Senior independent non-executive director
Richard Davey*

General Counsel and Company Secretary
Fiona Smith

Governance

3. Richard Davey* BA (61)
Senior independent non-executive director

Appointed to the board in January 2006. Richard was last reappointed in 2008 and is not retiring or standing for reappointment in 2010. He is Chairman of the Remuneration Committee.
Richard has an investment banking background and was formerly Head of Investment Banking at NM Rothschild and Sons. With extensive experience of the financial services sector, having run Rothschild's Financial Services Group and working with a number of high street banks and insurers, Richard brings valuable financial expertise to the board and Audit Committee and as chair of the Remuneration Committee. **Other directorships and offices:** non-executive Chairman of London Capital Holdings Plc, Vice Chairman of Yorkshire Building Society, non-executive director of Amlin Plc, non-executive director of Freeserve Plc (1999–2001), non-executive director of Scottish Widows Fund and Life Assurance Society (1996–2000).

A R N

4. Sir John Egan* MSc (Econ) BSc (70)
Chairman

Appointed to the board in October 2004 and became Chairman in January 2005. Sir John was last reappointed in 2009 and is retiring in 2010. He is Chairman of the Nominations Committee.
Sir John's distinguished business career as Chairman and Chief Executive of a number of leading UK companies enables him to bring a wealth of experience and expertise, in change management and continuous improvement processes, to the board and support to the executive management team of the company. **Other directorships and offices:** director of Warwick Castle Park Trust Limited, director of Borwick Group Limited, non-executive director of Governance for Owners Group LLP, Chair of the ICSA Steering Group commissioned by the Financial Reporting Council to review the 2003 Higgs Report, knighted in the Queen's Birthday Honours List in 1986, Deputy Lieutenant of the County of Warwickshire, Chancellor of Coventry University, Chairman of Inchape plc (2000-2005), Chairman of Harrison Lovegrove and Co Limited (2000–2005), Chairman and Chief Executive of Jaguar plc (1984–1989), Chief Executive of BAA plc (1990–1999), Chairman of MEPC (1998–2000), President of the Confederation of British Industry (2002–2004).

C R N

7. Martin Lamb* BSc MBA (50)
Independent non-executive director

Appointed to the board in February 2008. Martin was last re-elected in 2008 and is retiring by rotation and standing for reappointment in 2010.
Martin has extensive experience of managing and developing large engineering businesses in all parts of the world. His strong commercial acumen, experience of managing complex projects, and familiarity with current market pressures as a serving Chief Executive leave him well placed to add value to the Severn Trent business. **Other directorships and offices:** Chief Executive of IMI plc, non-executive director of Spectris plc (1999–2006).

R N

8. Michael McKeon MA CA (53)
Finance Director

Michael was appointed to the board in December 2005. Michael was last reappointed in 2008 and is not retiring or standing for reappointment in 2010.
Michael has extensive international business experience having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. He also held various senior roles with Rolls-Royce Plc from 1997 to 2000 including Finance Director of Aerospace Group and was Finance Director of Novar Plc from 2000 to 2005. Michael is a Chartered Accountant and a Member of the Institute of Chartered Accountants of Scotland. **Other directorships and offices:** non-executive director and Chairman of the Audit Committee of The Merchants Trust Plc, Finance Director of Novar Plc (2000–2005).

E

11. Tony Wray BSc (Hons) (48)
Chief Executive

Appointed to the board in March 2005 and became Chief Executive in October 2007. Tony was last reappointed in 2009 and is not retiring or standing for reappointment in 2010.
Tony's experience of a wide range of operational and strategic leadership roles in the Energy, Telecoms, Water and Waste industries enables him to bring a multi disciplined approach to the board. **Other directorships and offices:** non-executive director – Energy and Utility Skills, the sector skills council, director of Networks at Eircom, the Republic of Ireland's telephone operation (2003–2005), director roles within Transco and National Grid Transco (1997–2003).

C N E



Andrew J Duff* BSc FEI (51)
Independent non-executive director and Chairman Designate

Appointed to the board in May 2010. Andrew is standing for reappointment in 2010.
Andrew's strong track record working in regulated business gives him the relevant experience to make him the right Chairman to lead the group through the next phase of development. **Other directorships and offices:** Chairman of RWE npower, Group Chief Executive Officer, RWE npower (2003–2009), non-executive director of Wolseley Plc and member of the CBI Climate Change board, Fellow of the Energy Institute.

N

Governance
Executive Committee

The Chief Executive is supported in his role by the executive management team and together they comprise the Executive Committee. During the year, the Executive Committee comprised the executive directors and senior executive managers responsible for key operational and central functions. Photographs of the members of the committee, together with their biographies are set out opposite.

The Executive Committee oversees the development and execution of the Severn Trent strategy. It also has accountability for achieving business results. The terms of reference of the Executive Committee are available on the company's website (www.severntrent.com) or from the Company Secretary.

During the year, the Executive Committee structured its meetings to focus on strategy, business management, policy and planning, and operational performance.

Members of the Executive Committee were delegated responsibility to sit on steering groups overseeing the delivery of our strategy in such areas as our technologies, our move to Severn Trent Centre and our business planning.


1
2
3
4
5
6
7
8
9
10
11

1. Tony Wray BSc (Hons) (48) Chief Executive
Please see full biography on page 33.

2. Martin Kane BSc CEng CEnv MICE MIWEM FIWO (57) Director of Customer Relations
Please see full biography on page 32.

3. Michael McKeon MA CA (53) Finance Director
Please see full biography on page 33.

4. Fiona Smith LLB (51) General Counsel and Company Secretary
Joined Severn Trent in February 2006. Fiona is a Solicitor and was previously General Counsel and Company Secretary at National Grid plc, where she worked for 15 years, before becoming General Counsel at Transport for London for two years, prior to joining Severn Trent.

5. Alec Richmond BSc (Econ), FCA, FIIA (52) Director of Internal Audit
Joined Severn Trent in June 2007. Prior to that, he worked for Cadbury Schweppes Plc, leading the company's global internal audit service from 2000–2005. Before joining Severn Trent, he worked for RSM Robson Rhodes as a Director and a member of the management board responsible for Risk Assurance Services. Alec is a fellow of the ICAEW.

6. Alec Luhaste BA (56) Director of Human Resources
Joined Severn Trent in July 2007. Alec was previously Group Human Resources Director at Taylor Woodrow and has extensive experience in many areas of Human Resources including change management, organisational capability and development, compensation and benefits, and employee relations.

7. Andy Smith BTech (Hons) (49) Director of Water Services
Please see full biography on page 32.

8. Dr Tony Ballance BSc (Hons) MA (Econ) PhD (45) Director of Strategy and Regulation
Please see full biography on page 32.

9. Simon Cocks BA(Hons) (44) Waste Water Services Director
Joined Severn Trent in July 2009. Simon is an electrical engineer by training and began his career in military communications working for Plessey and then GEC. He previously worked for London Electricity in various operational and management roles and, more recently, for National Grid where he was Head of UK Operations Performance and Planning, then Commercial Director for the gas and electricity business in the UK and Europe and more recently held the position of Chief Procurement Officer before joining Severn Trent.

10. Myron Hrycyk MBA (53) Chief Information Officer
Joined Severn Trent in April 2008. Myron has delivered major IT strategic programmes, reorganised corporate IT units and deployed high performance IT practices in previous roles for NYK Logistics and Unipart. Myron is the executive sponsor of the company's SAP/ERP transformation programme.

11. Len Graziano MBA BEng (64) President and Chief Executive Officer, Severn Trent Services
Joined Severn Trent in January 2000. Prior to joining Severn Trent Services, Len served as President of Chemineer, Inc., a unit of Robbins & Myers, Inc., a global leader in industrial mixing and agitation equipment and technology. He also served as a President of Johnston Pump Company, a full line vertical pump, parts and repair company.

Governance
Chairman's letter



Sir John Egan
Chairman

Governance in Severn Trent

The way we are structured
- Our organisation is structured to allow for effective and efficient decision making with clear accountabilities.

The way we choose to behave
- Our Code of Conduct sets out our approach to responsible business behaviours.
- The Code of Conduct is supported by 14 group policies and our behaviour model. Further details of the Code of Conduct can be found on our website www.severntrent.com

The way we assure our performance
- Management assurance is provided by a combination of effective management processes and risk and compliance activities.
- Independent assurance is provided primarily by Internal Audit, by our external auditors and other external bodies.


The way we are structured
The way we work
The way we choose to behave
The way we assure our performance

Dear Shareholder

Introduction
I want to set out in this letter how governance underpins our activities in Severn Trent and describe how we apply the principles of good corporate governance as set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council (FRC) in 2008 (Combined Code).

Compliance with the Combined Code
The Combined Code sets out standards of good practice that listed companies are expected to follow in areas such as how we structure the board appropriately and develop its members, how we pay and reward our executive team, our accountability and audit, and our relationship with our shareholders.

From 1 July 2009 to the year ended 31 March 2010, Severn Trent was fully compliant in its application of the Combined Code. From 1 April 2009 to 30 June 2009, we did not comply with Code Provision A.3.2 which requires that at least half the board, excluding the chairman, should comprise independent non-executive directors.

Martin Houston's unplanned resignation as a non-executive director in January 2009, due to his other work commitments, meant that we needed to appoint another independent non-executive director to your board but it had to be the right director, able to demonstrate complementary skills and experience, to assist in our decision making. We appointed Gordon Fryett with effect from 1 July 2009.

Our compliance with the Combined Code demonstrates our commitment to the highest standards of governance and corporate behaviour. The Combined Code will be replaced next year with the UK Corporate Governance Code. The events in our corporate markets over the past two years necessitated a review of the Combined Code and your board encouraged and supported the changes that the new Code will bring to bear. Our response to the consultation on the review of the Combined Code is available for you to review on the website of the Financial Reporting Council, (FRC) www.frc.org.uk

Board membership
From 1 July 2009 the board has consisted of me, your non-executive Chairman, five executive directors and five independent non-executive directors. Together, as a unified board, I believe we bring an appropriate balance of innovation, experience, independence and challenge to ensure effective decision making.

Photographs of the members of the board, together with their biographies and a description of the skills that they bring to bear, can be found on pages 32 and 33.

Role of the Chairman
I joined the board in October 2004 and was appointed Chairman on 1 January 2005.

During my time as your Chairman, we have successfully established a strong and committed executive team who are driving continuous improvement throughout Severn Trent's activities.

With effect from the end of this year's AGM, on 20 July, I shall retire as your Chairman.

The board engaged Zygos, an independent executive search team, last year to lead the search for my successor and Richard Davey, your senior independent non-executive director chaired the Nominations Committee in the search and recommendation of a successor.

I am delighted that Andrew Duff has agreed to be your Chairman and, having been appointed to the board on 10 May 2010, will stand for reappointment at the AGM.

The role of the Chairman is to lead a unified board, facilitating its members at its meetings, and to be responsible for ensuring that the principles and processes of the board are maintained in line with the Board Governance document.

Agendas for our meetings are agreed in consultation with the Chief Executive (CE) and Company Secretary, although any director may request that an item be added to the agenda. I have authority to act and speak for the board between its meetings, including engaging with the CE. I report to the board and committee Chairmen as appropriate on

Governance – Chairman's letter (continued)

Group Authorisation Arrangements

The Group Authorisation Arrangements (GAA) are the framework through which the Severn Trent Plc board authorises the right people, at the right level, to take important decisions as we manage legal, financial and administrative issues throughout the group. The GAA are designed to facilitate good control, efficient decision making and demonstrable compliance.

The flow of authority is from the Severn Trent Plc board to the CE. In respect of certain issues, the delegated authority is subject to an obligation to work with specialist business services areas (such as Tax, Treasury, Finance and Company Secretariat) that provide additional expertise and a group wide perspective.

Governance of subsidiaries

The board of the listed company, Severn Trent Plc, is the same as that of its regulated subsidiary, Severn Trent Water Limited. This structure was implemented in 2007 when it was decided to integrate the management of the listed company with the management of the regulated entity to gain greater focus, transparency and effectiveness around the regulated business.

The two companies operate as distinct legal entities. The boards have regard to the Severn Trent Plc Board Governance document and the Severn Trent Water Limited Matters Reserved to the Board. They are assisted through the management of separate agendas, meetings and minutes by the Company Secretariat and advised in their meetings by the Company Secretary where appropriate.

Subsidiary company boards are required to be managed scrupulously with respect to all legal, fiscal and administrative matters. In particular, the relationships between Severn Trent Water Limited, the regulated entity, and our non-regulated businesses such as Severn Trent Services are monitored and controlled to ensure that we comply with our Ofwat obligations on arm's length transactions.

decisions and actions taken between meetings of the board. I also meet with the non-executive directors without the executive directors present, to consider the performance of the executive directors and to provide feedback.

Senior independent non-executive director

Richard Davey is the senior independent non-executive director. He chairs the Remuneration Committee and is a member of the Audit and Nominations Committees. The board has agreed that Richard Davey will act as Chairman of the board in the event that I am unable to do so for any reason.

During the year, Richard chaired the Nominations Committee, leading the search for my successor.

Due to my role on the steering group and advising the Institute of Chartered Secretaries and Administrators (ICSA) on the review of the Higgs guidance on board effectiveness, Richard also led our board's response to this consultation. Our response can be found on the FRC website www.frc.org.uk

Non-executive directors

Your non-executive directors are appointed to the board to contribute their external expertise and experience in areas of importance to the group such as corporate finance, general finance, corporate strategy, environmental matters, general management and supply chain management. They also provide independent challenge and rigour in the board's deliberations and are encouraged to make independent assessments of the company's competencies. The non-executive directors, led by Richard as the senior independent non-executive director, meet without me at least once a year, where there is an opportunity for them to appraise my performance.

Your board has reviewed the status of the non-executive directors and considers them all to be independent in character and judgment and within the definition of this term in the Combined Code.

Chief Executive

The board has delegated all responsibility beyond its matters reserved to the CE to achieve the company's strategy. The CE, Tony Wray, is empowered to take all decisions and actions that further the company's strategy and which in his judgment are reasonable, having regard to the CE limits set out in the company's Group Authorisation Arrangements (GAA).

Executive directors

The executive directors support Tony in driving strategy forward in Severn Trent. They are committed to implementing strategy in a responsible way that takes account of our commitment to long term responsible stewardship of the business, the environment, our customers and the communities in which we live and work.

Role of the Company Secretary

All directors have access to the advice and services of the Company Secretary, Fiona Smith, and the Company Secretariat team. The Company Secretary is responsible for ensuring that the board operates in accordance with the governance framework it has adopted and that there are good information flows to the board and its committees and between senior management and the non-executive directors.

In her role as the group's General Counsel, Fiona is a part of the Severn Trent executive management team with responsibility for the Business Resilience and Security, Company Secretariat, Legal, Risk, Compliance and Insurance teams.

The appointment and resignation of the Company Secretary is a matter for consideration by the board as a whole.

Induction

On joining the board, directors are evaluated and then provided with a comprehensive and individualised induction pack that includes notes on the group structure, the regulatory framework of the operating businesses within the group, financial reports and business plans and information on our governance framework.

Meetings are arranged with members of the executive management team and external advisers who provide support to the relevant board committees the directors may serve on.

Shareholders

The board recognises the importance of representing and promoting the interests of its shareholders and that it is accountable to shareholders for the performance and activities of the company.

Retail shareholder engagement strategy

The board has an active shareholder engagement strategy, the main elements of which are set out below.

The Annual Report and Accounts is the principal means of communicating with shareholders. The group adopted e-communications after they were approved by shareholders as an alternative means of receiving company information at the 2007 annual general meeting. As at 31 March 2010, 42,449 shareholders receive company communications via electronic methods whilst 27,385 shareholders continue to receive communications by post.

The company's website (www.severntrent.com) contains an archive of annual reports together with other information relevant to investors. This includes comprehensive share price information, financial results and financial calendars.

The company offers a Dividend Reinvestment Plan (DRIP). Details of the DRIP are available on the company website and the website of Equiniti, our registrar.

Further shareholder information can be found on pages 123 to 124.

Financial calendar

16 June 2010	Ex-dividend date for 2009/10 final dividend
18 June 2010	Record date for 2009/10 final dividend
20 July 2010	AGM, International Convention Centre, Birmingham, B1 2EA
30 July 2010	Payment date for proposed 2009/10 final dividend
23 November 2010	Announcement date for 2010/11 interim results
14 January 2011	Payment date for proposed 2010/11 interim dividend

Visits to operational and office sites across the group are also arranged for directors joining the board.

Continuing professional development
Regular seminars, arranged to coincide with board meetings, are held to update and refresh the board's knowledge and understanding on a variety of topics. During this year, we had sessions to understand and examine the construction and delivery of our business plan for the next five years.

Moving forward, we will be creating individual programmes for learning and development. The programmes will be reviewed by your Chairman with each director as part of the annual performance and effectiveness reviews undertaken by the board.

Performance and effectiveness reviews
In 2008/09, the board participated in a formal evaluation of its own performance and that of individual directors. To ensure independence and objectivity the review was externally facilitated by Praesta Partners LLP. We noted that although the board was effective across key aspects of its role and supporting processes, the directors felt that they needed to move the emphasis of the board's attention from detailed operational issues to long term strategic issues.

In 2009/10, working closely with Tony Wray, your CE, and Fiona Smith, the Company Secretary, we structured the content of the board and committee agendas to support that move in emphasis.

In April 2010, the board commenced a review of its effectiveness and the effectiveness of its key committees. That review is being led by me, your Chairman, assisted by Fiona Smith, and facilitated by Lintstock, an independent firm of corporate governance advisers. The review is in the form of an online questionnaire to be followed by a series of confidential interviews between each director, the Company Secretary and me. I shall present the results of the review to the board at its meeting in July and the results of that review will form part of my successor's induction pack.

Board processes
We have processes in place regarding:

- our tasks and activities (board membership and administration);
- the matters specifically reserved for our decision making, the authority delegated to the CE, the accountability of the CE for that authority, and guidance on managing the relationship between us and the CE; and
- the boundaries on CE action (CE limits).

An approved Board Governance document outlines those processes and is available on our website www.severntrent.com

The board has reserved the following for its own consideration:

- the appointment of the CE, directors, the Company Secretary and the Director of Internal Audit;
- the strategy and budgets of the company;
- the GAA which set out the group's delegated approval limits;
- decisions regarding the company and its subsidiaries required to be made by the company's GAA, constitutional documents, statute or external regulation; and
- the approval or adoption of documents (including the publication of reports and statements to shareholders), required to be made by the board by the company's GAA, constitutional documents, statute or external regulation.

Governance – Chairman's letter (continued)

Reporting obligations
As a publicly listed company, the company has a range of reporting obligations to meet that are set out by law and regulation. The company is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities takes place in an efficient and informed market.

The company recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must (among other things) earn the trust of security holders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The company announces its results on a half yearly basis and complies with the requirement to make interim management statements.

Institutional shareholders and analysts
Presentations are made to shareholders and analysts following the release of the interim and year end results. The Chief Executive and Finance Director meet shareholders during the year. The Chairman and, if appropriate, the senior independent non-executive director are available to meet shareholders if required. The board receives written feedback following meetings with institutional shareholders and monitors shareholder activity on a quarterly basis at its meetings.

Board meetings
We have regular scheduled meetings throughout the year.

Papers, including minutes of board committees held since the previous board meeting and performance reports, are circulated in advance of each meeting.

There is an agreed procedure in place which allows directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary. Where a director has a concern over any unresolved matter he/she is entitled to require the Company Secretary to minute that concern. Should the director later resign over the issue, I, as Chairman, will bring it to the attention of the board.

Board attendance in 2009/10

Sir John Egan	8/8	Martin Lamb	8/8
Tony Ballance	8/8	Michael McKeon	8/8
Dr Bernard Bulkin	7/8	Baroness Noakes	8/8
Richard Davey	8/8	Andy Smith	8/8
Gordon Fryett	5/6	Tony Wray	8/8
Martin Kane	8/8		

Gordon Fryett was unable to attend one scheduled board meeting due to a family commitment arranged prior to his appointment to the board.

Bernard Bulkin was unable to attend one scheduled board meeting due to overseas business commitments.

In both cases, the directors reviewed the relevant agenda and papers and provided comments to me in advance of the meeting.

During the year, we finalised and submitted Severn Trent Water's business plan for AMP5. In working through this process with the executive management team, we considered the impact of our plans on all of our stakeholders and used our risk management process to help us understand and assess that impact both for the five year period of our plan and our 25 year strategic direction statement.

In addition to the formal board meetings, your board attended one full day strategy session this year, where the board and executive management team together considered Severn Trent Water's Draft and Final Determination and Severn Trent Services' growth plan. During the financial year, nine ad hoc meetings of the board were convened to consider such matters as Severn Trent Water's Draft Determination, Severn Trent Plc's preliminary and interim results and interim management statements.

Board committees
We have established committees of the board to deal with specific issues or approvals, as and when necessary.

The four permanent committees of the board assist in the execution of its responsibilities and the board delegated some of its responsibilities to those board committees. The committees assist the board by focusing on their specific activities, fulfilling their roles and responsibilities, reporting to the board on decisions and actions taken, and making any necessary recommendations.

The terms of reference of the Audit, Remuneration and Nominations Committees comply with the provisions of the Combined Code and are available for inspection, together with the terms of reference of the Corporate Responsibility Committee, on the company's website (www.severntrent.com) or may be obtained on written request from the Company Secretary at the address given on the back cover.

Each of the committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the board.

Reports from the Chairmen of these committees are set out on pages 41 to 57 of this report.

Terms and conditions of appointment
We have made the terms and conditions of appointment of the directors available for inspection by any person at the company's registered office during normal business hours. They will also be available at the AGM. The letters of appointment of the directors can also be seen at our website www.severntrent.com

Remuneration
The Directors' remuneration report is set out on pages 45 to 57.

Insurance and indemnities
Severn Trent purchases directors' and officers' liability and indemnity insurance to cover its directors and officers against the costs of defending themselves in civil proceedings taken against them in that capacity, and in respect of damages resulting from the unsuccessful defence of any proceedings.

Interests
No director had a material interest at any time during the year in any contract of significance with the company or any of its subsidiary undertakings.

Conflicts of interests – update
Last year, the Governance report described in full the process that the board had put in place to authorise situational conflicts in accordance with the provisions of the Companies Act 2006.

For any actual or potential conflicts, the following procedure has been adopted by the board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the company:

- the director will notify the Chairman and Company Secretary of the actual or potential conflict;
- the Nominations Committee will consider the notification and determine whether it needs to be proposed to a board meeting for authorisation; and
- the conflict will be considered by the board at a scheduled board meeting.

Full details of the conflict will be sent to directors in advance of the meeting. If there is a major conflict or it is decided that authorisation should not wait until the next scheduled meeting, the board would be asked to authorise the conflict by way of written resolution.

In addition to reviewing any conflicts notified and proposing them for authorisation by the board, the Nominations Committee monitors changes to previously notified conflicts and any conditions imposed. Half yearly reports are made to the board of all directors' conflicts and directors are reminded from time to time of their obligations. An annual review of conflicts is carried out and this is incorporated into the year end process of verifying directors' interests.

Annual general meeting
The AGM of the company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11am on Tuesday 20 July 2010.

The AGM is shareholders' opportunity to feedback to the company on performance, management and the way we work in a very direct fashion – through the way they vote – either in favour of the resolution, against the resolution or by withholding their vote so that it does not count either for or against. It is also shareholders' opportunity to meet informally with directors and senior management before and after the meeting and ask formal questions during the meeting.

The board encourages shareholders to attend the company's AGM and exercise their right to vote. The notice of meeting and related papers are sent to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially separate issue.

Presentations are made on the group's activities and performance prior to the formal business of the meeting. Shareholders have the opportunity to ask questions of the board and present their views. The Chairmen of the Audit, Corporate Responsibility, Remuneration and Nominations Committees, together with all other directors, will attend the AGM.

Governance – Chairman's letter (continued)

The company uses electronic voting at the AGM, allowing shareholders present at the meeting to register one vote per share held. Results of the poll on each resolution, including details of the votes for and against registered prior to and at the meeting, proxy votes and the number of abstentions will be displayed at the meeting.

The poll results and a list of questions and answers from the AGM will be made available on our website after the meeting.

At the 2009 AGM, over 75 shareholders registered for Severn Trent's Shareholder Networking Programme. The aim of the programme is to offer retail shareholders the opportunity to learn more about the company, through a combination of site visits and talking to staff.

The 2009 event was hosted by Martin Kane, Director of Customer Relations and a member of the board, and Fiona Smith, the Company Secretary. Twenty-one participants were taken to Minworth, to our Sewage Treatment Works, for a tour and presentation on renewable energy. This was followed by a visit to Raynesway for a tour of our depot centre and customer contact centre.

Positive feedback was given on the organisation and content with strong support for the company continuing the programme, both from shareholders and employees who enjoyed the positive interest shown in their work and their part in explaining what work they did.

Your board encourages those shareholders attending the 2010 AGM to register for this year's visit.

Reappointment
At this year's AGM, it is proposed that the directors listed below stand for reappointment:

Martin Kane	Baroness Noakes
Martin Lamb	Andy Smith

In accordance with the company's articles of association, all directors are required to stand for reappointment at least every three years. This year, a total of four directors are retiring by rotation and standing for reappointment. Directors chosen for reappointment will vary and these directors have the longest service since their last reappointment.

In addition, Andrew Duff has been appointed to the board since the 2009 AGM. In accordance with the company's articles of association he will also stand for reappointment at this year's AGM.

Conclusions
During my tenure as Chairman, I have presided over five years which have seen our business move from a position of offering poor service standards in 2005 to completing the delivery of our AMP4 programme successfully, after three years of continuous improvement in our operational, regulatory and customer service performance. Your board has worked effectively in ensuring that we have continued to deliver this marked improvement during 2009/10, together with a strong increase in our underlying profitability. The board has also been successful in starting to deliver a clear long term strategy for Severn Trent, so that we are well placed to take advantage of the opportunities that significant business, policy and regulatory changes may bring during the AMP5 period. In closing my last full year as your Chairman, I would like to thank board members, staff, our shareholders and all our other stakeholders for the support given to me during my tenure with Severn Trent. On behalf of you all, I wish my designated successor, Andy Duff, every success in the new role which he is due to take up on 20 July 2010.



Sir John Egan
Chairman

Governance
Nominations Committee



Sir John Egan
Chairman of the Nominations Committee

The main purpose of the committee is to assist the board by keeping the composition of the board under review and conducting a rigorous and transparent process when making or renewing appointments of directors to the board. It also advises the board on issues of directors' conflicts of interest and independence. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

Succession planning

When considering new appointments to the board, the Nominations Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

- a proven track record of creating shareholder value;
- unquestioned integrity;
- a commitment to the highest standards of governance;
- having the required time available to devote to the job;
- strategic mindset, an awareness of market leadership, outstanding monitoring skills;
- a preparedness to question, challenge and openly assess; and
- an independent point of view.

This report provides details of the role of the Nominations Committee and the work it has undertaken during the year.

The committee keeps under review the balance of skills on the board and the knowledge, experience, length of service and performance of the directors. It also reviews their external interests with a view to identifying any actual, perceived or potential conflicts of interests, including the time available to commit to their duties to the company. The committee monitors the independence of each non-executive director and makes recommendations concerning such to the board. The results of these reviews are important when the board considers succession planning and the election and reappointment of directors. Members of the committee take no part in any discussions concerning their own circumstances.

The members of the Nominations Committee in 2009/10 were the non-executive directors of the board and the CE, Tony Wray.

In May 2009 the committee recommended the appointment of Gordon Fryett to the board as an independent non-executive director. Gordon's experience of major capital projects at Tesco was a key driver in that decision.

During the year, the committee was primarily occupied with the search for Sir John Egan's successor. The search was led by Richard Davey to ensure independence in the duration of the handover of the role.

The board accepted the committee's recommendations that Andrew Duff join the board, with effect from 10 May 2010. Andrew will be appointed Chairman at the close of this year's AGM, upon Sir John's retirement.

In respect of Andrew's appointment, the committee engaged an external search agency, Zygos, who assisted in identifying suitable candidates with the skills and capabilities required and in preparing an interview list.

In March this year the Nominations Committee formally reviewed the performance, contribution and commitment of each of the directors retiring at this year's AGM and seeking reappointment. The committee supports and recommends their reappointment to the board. The committee has confirmed that each director standing for reappointment continues to perform well on an individual and collective basis, making a valuable contribution to the board's deliberations and demonstrating commitment to the long term interests of the company.

Nominations Committee attendance in 2009/10	
Sir John Egan	5/5
Dr Bernard Bulkin	4/5
Richard Davey	5/5
Gordon Fryett	1/2
Martin Lamb	4/5
Baroness Noakes	4/5
Tony Wray	5/5

Each committee meeting complied with the terms of reference in that a minimum of five members were in attendance, with the majority being independent, non-executive directors.

Governance Audit Committee



Baroness Noakes DBE
Chairman of the Audit Committee

The purpose of the committee is to assist the board in discharging its responsibilities for the integrity of the company's financial statements, the assessment of the effectiveness of the systems of internal controls and monitoring the effectiveness and objectivity of the internal and external auditors. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

This report provides details of the role of the Audit Committee and the work it has undertaken during the year.

The members of the Audit Committee are Baroness Noakes DBE (Chairman), Dr Bernard Bulkin and Richard Davey whose experience and background are set out on pages 32 and 33. The board is satisfied that Baroness Noakes and Richard Davey have recent and relevant financial experience. The Chairman, Chief Executive, the Finance Director, the Director of Internal Audit, the Director of Strategy and Regulation, the Group Financial Controller, the Company Secretary and the external auditors normally attend, by invitation, all meetings of the committee. Other members of senior management are also invited to attend as appropriate to present reports. In performing its duties, the committee has access to the services of the Director of Internal Audit, the Company Secretary and external professional advisers.

Like most audit committees the committee focuses on the financial statements of the Severn Trent group which are published at the half year and year end. The regulated activities carried out by Severn Trent Water Limited result in other reporting obligations to Ofwat and these are also covered by the Audit Committee. These regulatory reporting obligations cover a comprehensive annual return on all of the Severn Trent Water's regulatory obligations, known as the June Return, and a statement which underpins the charges made by Severn Trent Water, known as the Principal Statement.

The external auditors, Deloitte LLP, make public reports on the half year accounts and on the annual reports. Deloitte also reports to Ofwat in respect of the June Return. The June Return covers many aspects which are not financial and Severn Trent Water appoints a Reporter, WS Atkins, to report to us on those aspects. The Audit Committee receives reports from Deloitte and the Reporter on their work as part of its review of the financial statements and returns.

There are four primary meetings of the committee each year and the table below, which shows the agenda items for the meetings held in 2009/10, shows how the annual cycle covers all of the regular items as well as handling specific issues.

Date	Key agenda items
May 2009	Review the preliminary announcement and group accounts for year ended 31 March 2009
	Review the June Return executive summary and board overview
	Review the effectiveness of the systems of internal control
	Review the external auditors' independence, objectivity and performance, and recommendation to the board of the reappointment of Deloitte
	Review six monthly update on risks and risk management
September 2009	Agree the external auditors audit plan for 2009/10 and approve the auditors fee proposal
	Review the process and timeline for the 2011/12 Principal Statement
	Detailed assessment of Deloitte's performance on 2008/09 audit and approval of audit fee
	Six monthly update from Internal Audit
	Review of assurance framework for SAP programme
November 2009	Review six monthly update report on Enterprise Risk Management
	Financial statements for half year and interim results announcement
	Progress report on SAP programme

Policy on the provision of non-audit services

The company has approved a formal policy on the provision of non-audit services aimed at safeguarding and supporting the independence and objectivity of the external auditors.

The policy sets out the approach to be taken by the group when using the services of the external auditors, including requiring that certain services provided by the external auditors are pre-approved by the Audit Committee or its Chairman.

It distinguishes between those services where an independent view is required and that should be performed by the external auditors (such as statutory and non-statutory audit and assurance work), prohibited services where the independence of the external auditors could be threatened and they must not be used, and other non-audit services where the external auditors may be used.

Non-audit services where the external auditors may be used include: non-recurring internal controls and risk management reviews (i.e. excluding outsourcing of internal audit work), advice on financial reporting and regulatory matters, due diligence on acquisitions and disposals, project assurance and advice, tax compliance services, and employee tax services.

The approval of the Audit Committee or its Chairman is always required if a non-audit service provided by the auditors is expected to cost more than £100,000 or if non-audit fees for the year would thereby exceed the amount of the audit fee.

Date	Key agenda items (continued)
March 2010	Agree Internal Audit Plan 2010/11
	Review of the work of Internal Audit for 2009/10 including the fraud log
	Approve the process for the June Return 2010 submission
	Review the committee's terms of reference and 2010/11 agendas
	Preliminary review of accounting issues for the 2010 financial statements and June Return
	Review of implications of Bribery Act 2010
	Review assurance arrangements for key risks (see page 58)

For 2009/10 Ofwat have introduced additional reporting requirements in relation to the split of operating costs and fixed assets between business units, as determined by Ofwat. The processes to achieve this, together with the judgments required in allocating costs and assets which are not managed in the same way as the business units are defined, have been reviewed by the Audit Committee. The Audit Committee intends to hold an additional review meeting prior to the submission of the final returns to Ofwat.

The committee receives reports from the external auditors and regularly holds discussions with both the internal and external auditors in the absence of management. The committee reports to the subsequent meeting of the board on the committee's work and the board receives a copy of the minutes of each meeting of the committee.

Internal audit

The Director of Internal Audit and his Internal Audit team are employed by Severn Trent Plc. On a day to day basis the group's Internal Audit function reports to management on the effectiveness of the company's systems of internal controls and the adequacy of these systems to manage business risk and to safeguard the group's assets and resources. This work is summarised and reported to the Audit Committee on a regular basis and is a key element of the assurance that the committee receives on the risks and controls in the group.

The plans, the level of resources and the budget of the Internal Audit function are reviewed at least annually by the Audit Committee. The Director of Internal Audit is free to raise any issues with the committee or its Chairman at any time during the year.

External auditor

Deloitte LLP (Deloitte) were appointed auditors of the company in 2005. The Audit Committee reviews the auditors effectiveness each year prior to recommending to the board that they be proposed for reappointment at the AGM. Deloitte audits all significant subsidiaries of the group.

Annually, the committee reviews information provided by the external auditors confirming their independence and objectivity within the context of applicable regulatory requirements and professional standards. This process is completed in September of each year to enable a tender process to be completed before the following AGM if necessary. The company does not have a policy of tendering the external audit at specific intervals. The auditors tenure runs from one AGM to the next and there are no contractual obligations that act to restrict the committee's choice of external auditors.

Details of the amounts paid to Deloitte for audit and non-audit services are provided in note 7 to the accounts page 76.

In accordance with the requirements for auditor independence, our lead partner is standing down after the 2009/10 audit having served five years in that capacity. Our new lead partner has observed the 2009/10 audit to ensure continuity following the changeover.

Audit Committee attendance in 2009/10	
Baroness Noakes	4/4
Dr Bernard Bulkin	4/4
Richard Davey	4/4

Governance
Corporate Responsibility Committee



Dr Bernard Bulkin
Chairman of the Corporate Responsibility Committee

The purpose of the committee is to provide guidance and direction to the group's corporate responsibility (CR) programme, review the key CR risks and opportunities and to monitor progress. The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

The committee reviews annually the group's formal whistleblowing policy that deals with allegations from employees relating to breaches of the Code of Conduct and reviews at each of its meetings the whistleblowing incident log.

We continue to integrate corporate responsibility (CR) into our core business strategies and operations for both Severn Trent Water and Severn Trent Services. We have also confirmed the structure for our CR policy and framework. This is based around the four areas of Workplace, Marketplace, Environment and Community which provide a common framework for both our businesses – regulated and non-regulated. For each of the areas, there are four goals within our CR policy which define the direction for our focus and performance.

Within our CR framework, we have identified 10 focus areas which are critical to our management of risk and reputation. These areas have been determined through stakeholder dialogue, risk assessment and benchmarking within the water industry and the FTSE 100. The 10 areas provide the focus of the forward agenda of our CR Committee.

Workplace:
Health, safety and wellbeing. Employee skills, conduct and motivation. Diversity.

Marketplace:
Customer needs – including vulnerable customers. Supply chain responsibility.

Environment:
Environmental stewardship. Waste reduction and recycling. Climate change – mitigation and adaptation.

Community:
Community engagement. Working with our customers – including pollution prevention and water efficiency.

These focus areas also determine our approach to working in collaboration with other organisations who share mutual interests and objectives. Further information is available on our corporate website www.severntrent.com/corporateresponsibility

To embed and track delivery against the CR focus areas, we have reviewed how we measure and report our progress. Within Severn Trent Water we already have an effective performance management system in place through 20 core business Key Performance Indicators (KPIs) and eight KSIs. These are overseen by the Severn Trent Executive Committee and the board. Many of the business KPIs relate directly to our CR focus areas and therefore contribute significantly to our CR performance.

We report internally on our performance through both our Executive Committee and our CR Committee. Externally, we report through a number of channels including our annual June Return (our regulatory submission to Ofwat), our websites, our Annual Report and Accounts and our CR Summary Report.

Our CR Summary Report for 2009/10 details our strategy and approach to CR and our performance against key issues. The report can be found at www.severntrent.com/corporateresponsibility

The members of the Corporate Responsibility Committee are Dr Bernard Bulkin (Chairman), Sir John Egan, Gordon Fryett and Tony Wray.

Corporate Responsibility Committee attendance in 2009/10	
Sir John Egan	5/5
Dr Bernard Bulkin	5/5
Gordon Fryett	3/5
Tony Wray	5/5

Governance
Directors' remuneration report



Richard Davey
Chairman of the Remuneration Committee

The Remuneration Committee assists the board by focusing on the activities detailed below, reporting to the board on decisions and actions taken, and making any necessary recommendations:

- the remuneration policy and its application to the CE and executives reporting to the CE;
- the adoption of annual and longer term incentive plans;
- determination of levels of reward to the CE and approval of reward to executives reporting to the CE;
- setting the Chairman's fee; and
- the communication to shareholders on remuneration policy and the committee's work on behalf of the board.

The full terms of reference for the committee can be found on the company's website (www.severntrent.com) and are also available from the Company Secretary.

Dear Shareholder

This report provides details of the role of the Remuneration Committee and the work it has undertaken during the year.

It also sets out the remuneration policy for the directors of Severn Trent Plc and discloses the amounts paid to them in the year ended 31 March 2010.

This report is subject to a shareholder vote and has been prepared in accordance with the requirements of the Companies Act 2006, the principles of the Combined Code on Corporate Governance and best practice guidelines.

A resolution to approve the Directors' remuneration report will be proposed at the AGM.

Remuneration Committee

The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee determines the total remuneration packages and contractual terms and conditions for these individuals. The committee is also consulted on the remuneration policy for the next band of senior executive managers. The policy framework for remunerating all senior executive managers is consistent with the approach taken for executive directors.

The committee is comprised exclusively of independent non-executive directors of the company, with the exception of Sir John Egan, the company Chairman, who was independent on his appointment to the board.

The members of the Remuneration Committee are Dr Bernard Bulkin, Sir John Egan, Martin Lamb and me.

Remuneration Committee attendance in 2009/10	
Richard Davey	4/4
Dr Bernard Bulkin	4/4
Sir John Egan	4/4
Martin Lamb (appointed to Committee 22 January 2010)	1/1

With the exception of Sir John Egan, the committee members have no personal financial interest, other than as shareholders, in the matters to be decided. As stated above, as company Chairman, Sir John Egan's fees are set by the committee and he is not party to this discussion. In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers

To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The committee has received material advice from Hewitt New Bridge Street (a trading name of Hewitt Associates Ltd), which has been appointed by the committee for the purpose of providing this advice. Hewitt New Bridge Street, the principal adviser to the committee, has not provided any other services to the company.

The Chief Executive, Tony Wray, and the Human Resources Director, Alec Luhaste, also attended the committee meetings to provide advice and respond to specific questions. Such attendances specifically excluded any matter concerning their own remuneration. The Company Secretary, Fiona Smith, acts as secretary to the committee.

Remuneration Committee activity

During the year ended 31 March 2010, the Remuneration Committee met four times to discuss the key remuneration issues arising, the operation of the remuneration policy and

Governance – Directors' remuneration report (continued)

the market updates by its advisers. The following table sets out what the Remuneration Committee covered at each of the meetings over the course of the year.

Date	Key agenda items
May 2009	Agree the vesting results for 2008/09 annual bonus scheme and the 2006 LTIP awards
	Approve the incentive plan targets for 2009/10 including the setting of personal targets for the annual bonus scheme
November 2009	Review of the executive pay environment in 2009 and the challenges facing Severn Trent, the issues raised by the UK tax changes and the expectations for 2010
	Incentive plan performance update
January 2010	Review of the market competitiveness of the executive directors' total remuneration package
	Review of how the annual bonus scheme will operate in 2010/11
	Review of the appropriateness of the total shareholder return performance condition for Severn Trent long term incentive plan awards, in particular the impact of the water industry AMP periods, the choice of comparator group and alternative approaches
	Review of the executive directors' shareholding requirements
March 2010	Review of director service agreement best practice
	Incentive plan performance update
	Review of the Chairman's fee
	Review of the committee's terms of reference

The Remuneration Committee reviews, on a regular basis, the operation and the overall market competitiveness of the total remuneration package for the executive directors. The most recent review showed that, in most respects, the remuneration policy remains appropriate for the company. The key conclusions reached by the committee during the year can be summarised as follows:

- In 2009/10, a general policy of a zero increase for executive director base salaries was adopted, in line with the broader employee salary review policy at the time. For 2010/11, having regard to current economic conditions and the policy for broader employees, a general policy of 2% increase for executive director base salaries will be adopted.
- The committee continued to review the market alignment of the Chief Executive's base salary. The £50,000 increase proposed last year was turned down by the Chief Executive having regard to the salary constraints across the group at the time. However, the committee agreed that it was important to address this issue again this year and, accordingly, will increase the Chief Executive's base salary from £450,000 to £500,000 for 2010/11.
- The annual bonus scheme, linked to the company's KPIs, continues to meet the operational needs of the business.
- Additional metrics based on the performance of the Severn Trent Services business will continue to apply to the Chief Executive and Finance Director.
- To address the reward opportunity for executive directors' execution of the longer term strategy and following approval from shareholders, the committee introduced the Share Matching Plan. This plan will provide for a matching contingent award of shares over those shares which are acquired by a deferral of the annual bonus. The matching shares will be subject to a total shareholder return performance condition. The first awards will be made in 2010.

Remuneration policy

Each year, the committee reviews the remuneration policy for executive directors and other senior executive managers, taking into account both the external market and the company's strategic objectives over the short and the medium term.

The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

Principle	Rationale
Incentives are aligned with the interests of shareholders and seek to reward the creation of long term value.	Executives must be adequately focused on the long term strategy and make decisions that lead to the creation of long term value.
Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum.	The performance of the business is key and the package should be appropriately geared towards performance related pay.
The total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market.	The committee wishes the executives to be appropriately remunerated for the challenges they face and ensure that the right structure and levels are in place to take the business forward.
Packages are structured flexibly to meet critical resource needs and retain key executives.	Package flexibility allows the committee to take decisive action with issues of recruitment and retention in the best interests of business continuity and shareholder value.

The charts below show, as a proportion of the package, firstly, the expected values of salary, bonus and long term incentives for target performance and, secondly, the maximum values of salary, bonus and long term incentives for the executive directors. The committee considers the mix between fixed and performance pay to be appropriate.

Expected value


Chief Executive
Other executive directors
0%
20
40
60
80
100%
Base salary
Target bonus (cash)
Target bonus (deferred shares)
Expected value of LTIP awards

Maximum value


Chief Executive
Other executive directors
0%
20
40
60
80
100%
Base salary
Maximum bonus (cash)
Maximum bonus (deferred shares)
Maximum value of LTIP awards

Personal shareholdings

The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary. Executive directors are expected to retain at least half of the shares they receive through the Long Term Incentive Plan and other share based plans until they meet the guideline holdings within five years. Over the past five years, the executive directors have received insufficient shares from the vesting of their share plan awards to reach their required holdings. As a result, the committee has agreed to extend this time period for a further two years.

External directorships

Executive directors are permitted to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment.

Michael McKeon was appointed as a non-executive director of The Merchants Trust Plc on 1 May 2008 and in respect of the appointment for the year ended 31 March 2010 he was paid fees of £18,000. He has retained these fees in accordance with the above policy.

His appointment as Chairman of the Audit Committee of The Merchants Trust Plc on 11 May 2010 will increase his fees to £21,000 in 2010/11.

No other executive directors currently hold any external fee earning non-executive directorships.

Governance – Directors' remuneration report (continued)

Remuneration arrangements for executive directors

The remuneration arrangements for executive directors comprise the following elements:

- Base salary and benefits
- Annual bonus scheme
- Long Term Incentive Plan (LTIP) and the Share Matching Plan (SMP)
- Pension

Details of each of the above elements follow but the table below summarises the current packages of each of the executive directors:

Component	Tony Wray Chief Executive	Michael McKeon Finance Director	Tony Ballance Director of Strategy and Regulation	Martin Kane Director of Customer Relations	Andy Smith Director of Water Services
Base salary from 1 July 2010	£500,000	£433,500	£196,300	£214,200	£255,000
On target bonus (% of salary)	60%	60%	60%	60%	60%
Maximum bonus (% of salary)	120%	120%	120%	120%	120%
% of bonus earned deferred into shares	50%	50%	50%	50%	50%
2010 LTIP award (% of salary)	70%	50%	50%	50%	50%
2010 SMP award – maximum ratio of matching shares to deferred shares	0.5:1	0.5:1	0.5:1	0.5:1	0.5:1
Pension arrangement	Final salary occupational scheme	Cash allowance	Defined contribution scheme	Cash supplement	Final salary occupational scheme
Benefits	A car allowance, private medical insurance, life assurance and an incapacity benefits scheme				

Base salaries and benefits

Base salaries for individual directors are reviewed annually by the Remuneration Committee and take effect from 1 July. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practicable, undertaking similar activities and practice in other water companies. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

The committee gives due consideration to the current economic climate, current market practice regarding executive salary reviews and the broader employee salary review policy at the company.

With this in mind, it adopted a policy of a zero increase for the base salaries of the executive directors in 2009/10. For 2010/11, against a backdrop of economic recovery, it has chosen to adopt a policy of 2% increase for the base salaries of the executive directors.

At the time of the Chief Executive's appointment, his salary reflected the fact that he was new to the role and, accordingly, the committee gave a commitment to review his performance each year and if appropriate increase the base salary over time to align it with the market median. Last year, the Chief Executive declined the proposed £50,000 increase, having regard to the salary constraints across the group at the time. This year, the committee agreed that the Chief Executive's base salary should again be reviewed, giving due consideration to both the market alignment and the internal relativity between the executive directors. Accordingly, the Chief Executive's base salary will be increased from £450,000 to £500,000 for 2010/11.

Tony Ballance has taken on a number of additional responsibilities during 2009/10 and, accordingly, this has been reflected in a salary increase (from £168,000 to £196,300).

Executive directors' salaries for the financial year 2010/11 will be as follows:

Director	Salary
Tony Wray	£500,000
Michael McKeon	£433,500
Tony Ballance	£196,300
Martin Kane	£214,200
Andy Smith	£255,000

The non-salary benefits for executive directors comprise:

- a car allowance
- private medical insurance
- life assurance
- an incapacity benefits scheme

Private medical insurance and some other benefits may be flexed under the company's flexible benefits scheme.

Annual bonus scheme 2009/10

Executive directors are eligible for annual bonuses to encourage improved performance, with targets established by the committee to align executive directors' interests with shareholders. The annual bonus opportunity for all the executive directors was 120% of salary. For the achievement of target performance (which requires satisfaction of challenging goals), 60% of salary would be earned.

The bonus scheme operates by reference to the Severn Trent Water KPIs, with the Chief Executive and Finance Director also having a proportion of their bonus linked to the performance of Severn Trent Services. In addition, each director has 10% of their bonus opportunity measured against a set of personal performance metrics.

Half of any bonus paid will be deferred into shares to be held for three years following payment. If the executive is summarily dismissed without notice under his/her employment contract then the deferred bonuses are forfeited. In all other cases of cessation of employment the deferred bonus is not lost and the shares automatically vest on the dealing day after the cessation of employment.

The rules of the annual bonus scheme provide that the committee may reclaim ('clawback') some or all of the after tax part of any bonuses awarded to executive directors if it transpires that the bonus calculation was based on calculations which are subsequently demonstrated to be materially incorrect.

Annual bonus payments to executive directors are not pensionable.

The bonus outturn in respect of STW performance is operated by reference to a balanced scorecard of measures, based on the 20 KPIs outlined in the earlier KPI section on pages 10 to 11. The plan attributes a points score to each KPI and bonus entitlement is determined by reference to the aggregate number of points achieved across all the KPIs. The targets taken together are considered by the board to have an impact on the longer term financial performance of the company and a number of them are reported to Ofwat.

Severn Trent KPI achievement for the 2009/10 annual bonus payment


KPI achievement
250
225
200
175
150
125
100
75
50
25
0
0%
0%
0%
0%
KPI 1
KPI 2
KPI 3
KPI 4
KPI 5
KPI 6
KPI 7
KPI 8
KPI 9
KPI 10
KPI 11
KPI 12
KPI 13
KPI 14
KPI 15
KPI 16
KPI 17
KPI 18
KPI 19
KPI 20
Employee
Customer
Financial
Environment

KPI on target performance = 100%

The table above shows the level of performance attained under each of the 20 KPIs in relation to the 2009/10 annual bonus scheme. The performance improvements over the year, as measured by the KPIs, resulted in a bonus award of 45.6% of the Severn Trent Water portion for the executive directors. The actual bonus payments awarded to each director are contained in the table of emoluments on page 54.

Annual bonus scheme 2010/11

The committee has reviewed the operation of the plan and concluded that the same quantum should apply in respect of 2010/11 with a maximum bonus opportunity for all executive directors of 120% of salary and a target of 60%.

The committee believes that the use of the Severn Trent Water KPIs continues to be both an effective and challenging annual bonus metric and meets the needs of the business. The KPIs cover the employee, customer, environment and financial aspects of the business.

As outlined in the earlier KPI section, the Severn Trent Water KPIs have been revised as a result of entering the new five year AMP period. For 2010/11, the committee has chosen to use 18 of the 20 KPIs for the annual bonus scheme during the period of transition. It will review the use of KPIs again next year.

The Chief Executive and Finance Director will also continue to have a proportion of their bonus linked to the performance of Severn Trent Services. These individuals will have 10% of their bonus opportunity measured against the profit before interest and tax (before exceptional items) performance of Severn Trent Services, a measure which is a fully disclosed KPI of the Severn Trent Services business, as shown in the Business review section. The measure will be actual versus budgeted profit, reflecting the desired growth of Severn Trent Services subject to adjustment by the committee based on its assessment of performance.

Each executive director has 10% of their bonus opportunity measured against a set of personal performance metrics. The metrics are more subjective in nature than the current measures and allow for more differentiation across the executive team, but operate within the parameters of the plan. The metrics incorporate the following:

- supporting the business change and transformation process – this measure focuses on the ongoing improvements to optimise the performance of the business. This will incorporate process improvements, technology and systems to support the processes and location, training and development of people to operate in the new environment.
- developing people – this measure focuses on the individual's contribution to ensuring that the talent management processes help develop future leaders and therefore support succession planning and business continuity.

Governance – Directors' remuneration report (continued)

The following charts show how the 2010/11 annual bonus metrics are weighted for the executive directors:

Annual bonus metric weightings


Chief Executive and Finance Director
Other executive directors
0%
20
40
60
80
100%
STW performance
STS performance
Personal metrics

Long term incentives

In 2009, the committee reviewed the overall market competitiveness of the executive directors' total remuneration package. The conclusion was that, while for the most part the components of the remuneration package are working effectively and are aligned with policy, the relatively low emphasis on long term performance did not fully support the company's longer term strategy and this impacted the overall market competitiveness of the package.

A Share Matching Plan was introduced for executive directors following shareholder approval at the 2009 AGM. This not only provides an enhanced long term incentive opportunity but also provides a link between short term and long term performance.

During 2010, the committee intends to review the measurement of long term performance at Severn Trent and identify what, if any, measures other than Total Shareholder Return (TSR) would make effective metrics for the long term incentive plans, giving due consideration to the regulatory nature of the business and the impact of the AMP period.

Share Matching Plan

The plan allows executive directors to receive matching share awards over those shares which have been acquired under the deferred share component of the annual bonus scheme.

The first awards of matching shares will be made following the calculation of the 2009/10 annual bonus payouts and will be subject to a three year vesting period. The matching share award is calculated using a share matching ratio in conjunction with the number of shares acquired by the annual bonus deferral. The maximum share matching ratio is 1:1, but for the first set of awards a ratio of 0.5 matching shares for every one deferred share will be used.

The performance condition requires the company's TSR to be measured relative to those companies ranked 51–150 in the FTSE Index by market capitalisation (excluding investment trusts). On this basis, 25% of the matching awards will vest at median performance and 100% will vest for performance in the upper quartile. In addition, for awards to vest, the Remuneration Committee must be satisfied that the TSR is reflective of the company's underlying performance. This replicates the LTIP performance condition for the 2010 award.

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

Long Term Incentive Plan

The current Long Term Incentive Plan (LTIP) was approved by shareholders at the 2005 AGM. Under the LTIP, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary.

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

2008, 2009 and 2010 LTIP awards

In 2009, LTIP awards of 50% of salary were made to the executive directors and 70% of salary to the Chief Executive.

The vesting of awards made in 2008, 2009 and planned for 2010 will be subject to TSR, measured relative to those companies ranked 51–150 in the FTSE by market capitalisation (excluding investment trusts). This is considered to be the most suitable comparator group since the number of comparable regulated utilities against which to compare the company's performance remains too small to enable meaningful analysis. The FTSE 51–150 comparator group allows for the company's performance to be measured against a broader market without any one sector overly impacting the group.

The performance measures remain unchanged with 25% of awards vesting at median performance, and 100% vesting for performance in the upper quartile. In addition, for awards to vest, the committee must be satisfied that the company's TSR is reflective of the company's underlying performance.

After the end of the performance period, the performance condition will be measured and independently verified by Hewitt New Bridge Street on behalf of the committee.

2007 LTIP award

The performance period for the 2007 award ended on 31 March 2010. The award was subject to TSR, measured relative to those companies ranked 51–150 in the FTSE by market capitalisation (excluding investment trusts). Those companies which delisted during the performance period were removed from the comparator group. The TSR result and the level of vesting achieved for this award is shown below:

LTIP award	Ranking	Vesting %
2007	33 out of 85	60.3%

Performance graph

This graph shows the value, by 31 March 2010, of £100 invested in Severn Trent Plc on 31 March 2005 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index. The intermediate points show the value at intervening financial year ends.


Total shareholder return
200
175
150
125
100
75
50
25
0
Value (£)
2005
2006
2007
2008
2009
2010
Severn Trent Plc
FTSE 100 Index

Below board remuneration

In 2009/10 there were nine executives immediately below board level who were paid salaries of between £100,000 and £300,000 per annum.

Salary £000	Number of executives
100–150	3
151–200	1
201–250	4
251–300	1

The below board level executives also participate in the same incentive arrangements as the executive directors. The annual bonus scheme operates on the same terms as the executive directors with the exception that 33% of any bonus earned is deferred into shares and there is, other than for the President of Severn Trent Services, no Severn Trent Services performance metric. The LTIP and the Share Matching Plan operate on the same terms as for the executive directors.

All employee share plans

Through a variety of share schemes, employees are encouraged to hold shares in the company.

This includes an all employee Share Incentive Plan. Awards are currently made which include a performance condition based on achievement of the 20 KPIs. Employees of Severn Trent Plc and Severn Trent Water Limited participate in the plan. For the year 2009/10, awards of shares to the value of £342 will be made to all eligible employees.

The company also offers an all employee HMRC approved SAYE plan on an annual basis and periodically reviews the use of other all employee incentive vehicles.

Hedging of awards

Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on pages 56 and 57. In respect of the LTIPs, deferred share awards (under the Annual Bonus Scheme) and the Share Matching Plan the company's policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding awards. The requirement to purchase shares is calculated, and the purchase carried out, shortly after each annual award.

In respect of awards made under the company's Share Incentive Plan, all the shares taken up by employees at each invitation are normally purchased and placed in trust immediately.

The company grants SAYE options over unissued shares, always operating within the dilution limits contained in the scheme rules.

The committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Pensions

Of the current executive directors, Andy Smith and Tony Wray participate in the Severn Trent Pension Scheme. The scheme is a funded HMRC registered final salary occupational pension scheme which provides:

- a normal retirement age of 60 years;
- an overall pension at normal retirement age of two thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service;
- life cover of 4 x pensionable earnings;
- a pension payable in the event of retirement on grounds of ill health; and
- a dependant's pension on death of two thirds of the member's pension.


ifs ProShare
ANNUAL AWARDS
2009
Winner
2009
Winner

ifs ProShare award winner

Severn Trent's Share Incentive Plan won the 'Best overall performance in fostering employee share ownership' award in December 2009.

The ***ifs** ProShare* annual awards recognise and promote best practice in the employee share plans industry. The award judges – independent figures from the Financial Services Authority, employee share ownership and reward industries, and members of the Institute of Chartered Secretaries said, "With a clear link to corporate objectives, impressive communication methods backed up by weekly emails from the Chief Executive and the high levels of take up, Severn Trent can feel justifiably proud of what it has achieved."

Governance – Directors' remuneration report (continued)

Andy Smith and Tony Wray participate up to the level of the scheme specific earnings cap which in 2009/10 was £123,600. They are provided with a cash supplement in lieu of pension entitlement above this scheme cap at 40% of their respective salaries.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 55 with the consent of the company. Any pension would be subject to a reduction that the Trustees consider appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In the event of incapacity, early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules, pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase in line with price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for such increases.

It is the policy of the committee to offer new executives an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives. These arrangements apply to Michael McKeon at 40% of base salary.

Martin Kane is a member of the Severn Trent Pension Scheme (WPS Section) but opted out of the scheme in June 2007. He receives a cash supplement of 30% of his basic salary in lieu of accrual for future service from that date. While he no longer accrues additional years of service for pension purposes, consistent with the legislation, Martin Kane's accrued benefits generally continue to be linked to his final salary (or £161,000 plus RPI from 30 June 2007 to the date of his retirement, if higher) and scheme benefits are preserved in relation to ill health, retirement and death in service. His normal retirement age is 65 although early retirement is possible prior to age 65 with the consent of the company, but any benefits relating to service accruing after 1 December 2006 would be subject to an actuarial reduction.

Tony Ballance is a member of the Severn Trent Pension Scheme (Pension Choices section) which is the company's defined contribution scheme. He currently contributes 3% of salary and the company contributes at 30%, plus a further 2.5% in respect of death in service and ill health benefits. The normal retirement age for the scheme is 65 although retirement prior to 65 is possible with the consent of the company.

Directors' service agreements and letters of appointment

A model service contract was approved by the committee in 2004 and updated during 2007/08. The main terms of the contracts are summarised in the table below:

Provision	Policy
Notice period	12 months from either party.
Termination payment	Maximum payment in the case of redundancy or termination in breach of the agreement by the company of up to and capped at 175% of base salary which is calculated as a conservative estimate of the value of salary, fixed benefits and on target bonus Any payment will not include amounts in respect of awards which have been made under the company's Long Term Incentive Plan over which the committee retains discretion
Mitigation	Any termination payment will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum, in which case it will require some discount for early payment
Change of control	There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company
Contract dates	

Executive directors	Date of agreement	Effective date
Tony Wray	20 May 2008	7 March 2005
Michael McKeon	6 December 2005	13 December 2005
Tony Ballance	2 June 2008	23 July 2005
Martin Kane	2 June 2008	30 September 1975
Andy Smith	2 June 2008	1 January 2005

The committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

The committee recognises that, in line with current best practice guidelines, any termination payment should be based upon an estimate of salary and fixed benefits only. Accordingly, the committee will adopt this policy in the service agreements of future executive directors.

Martin Kane and Andy Smith are subject to reappointment as directors at the forthcoming AGM.

Chairman and other non-executive directors

The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the articles of association.

Remuneration for non-executive directors, other than the Chairman, comprises an annual fee for acting as a non-executive director of the company and additional fees for the senior independent director and chairmanship or membership of the committees. The annual fee, which was last increased in 2008, will be increased to £43,350 in 2010/11, from £42,500. The additional fees have remained the same and can be summarised as follows:

	Senior independent director	Audit Committee		Remuneration Committee		Corporate Responsibility Committee		Nominations Committee
		Chairman	Member	Chairman	Member	Chairman	Member	
Additional fee per annum	£10,000	£15,000	£3,000	£15,000	£3,000	£10,000	£3,000	No fee paid

During 2009, Sir John Egan was paid fees of £250,000 for his role as Chairman. He does not receive any additional fees for committee memberships. Sir John is provided with a car allowance but does not participate in any of the company's pension arrangements, share or bonus schemes.

Andrew Duff was appointed to the board on 10 May 2010 and will receive a fee of £250,000 per annum for this role. He will not receive any additional fees for committee memberships, nor will he participate in any of the company's pension arrangements, share or bonus schemes.

The board does not require directors to take a proportion of their fees in shares and, instead, leaves decisions regarding the holding of shares to individual non-executive directors.

Non-executive directors do not participate in share or bonus schemes, nor is any pension provision made.

Non-executive directors normally serve three terms of three years. They do not have service contracts but their terms of engagement are regulated by letters of appointment, details of which are shown below:

Chairman and non-executive directors	Initial appointment	Current appointment	Current expiry date*
Sir John Egan	1 October 2004	1 January 2008	31 December 2010
Bernard Bulkin	1 January 2006	1 January 2009	31 December 2011
Richard Davey	1 January 2006	1 January 2009	31 December 2011
Andrew Duff	10 May 2010	10 May 2010	9 May 2013
Gordon Fryett	1 July 2009	1 July 2009	30 June 2012
Martin Lamb	29 February 2008	29 February 2008	28 February 2011
Baroness Noakes	29 February 2008	29 February 2008	28 February 2011

* subject to the requirements of the company's articles of association for the reappointment of directors at AGMs

Andrew Duff, Martin Lamb and Baroness Noakes are subject to reappointment as directors at the 2010 AGM.

Governance – Directors' remuneration report (continued)

The text and tables that follow comprise the auditable part of the Directors' remuneration report, being the information required by the UKLA Listing Rules 9.8.6 and 9.8.8.

Directors' emoluments

	Basic salary and fees					
	Cash £000	BIKs £000	Annual bonus[1] £000	Other[2] £000	**Total 2009/10 £000**	Total 2008/09 £000
Chairman and other non-executive directors						
Sir John Egan (Chairman)	250.0	–	–	12.5	**262.5**	276.4
Dr Bernard Bulkin	58.5	–	–	0.1	**58.6**	58.5
Richard Davey	70.5	–	–	0.1	**70.6**	70.9
Gordon Fryett	34.1	–	–	–	**34.1**	–
Martin Houston	–	–	–	–	**–**	37.9
Martin Lamb	43.1	–	–	–	**43.1**	42.5
Baroness Noakes	57.5	–	–	–	**57.5**	57.8
Executive directors						
Tony Ballance	168.0	2.9	102.9	17.7	**291.5**	312.3
Martin Kane	203.8	2.6	128.6	76.3	**411.3**	392.6
Michael McKeon	425.0	4.3	257.4	15.1	**701.8**	752.7
Andy Smith	250.0	3.0	151.6	65.6	**470.2**	503.6
Tony Wray	450.0	4.5	278.0	145.6	**878.1**	921.3
	2,010.5	17.3	918.5	333.0	**3,279.3**	3,426.5

1 The directors receive 50% of their bonus in cash and 50% is deferred into shares to be held for three years.

2 Other emoluments include expenses chargeable to income tax, car allowances, travel allowances, telephone allowances, payments made under the group's flexible benefits arrangements and amounts paid in lieu of pension contributions. Included in other emoluments are:

- Sir John Egan car allowance £12,500.
- Dr Bernard Bulkin expenses £55.
- Richard Davey expenses £69.
- Tony Ballance flexible benefits payments £2,670 and car allowance £15,000.
- Martin Kane pension supplement £61,125, flexible benefits payments £121, car allowance £15,000 and expenses £12.
- Michael McKeon car allowance £15,000 and expenses £113.
- Andy Smith pension supplement £50,560, car allowance £15,000 and expenses £75.
- Tony Wray pension supplement £130,560 and car allowance £15,000.

Directors' pension provisions

Name	Service completed in years (including transferred in service credits)	Accrued pension at 31 March 2010 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation) £pa	Transfer value of accrued pension at 31 March 2010 £000	Transfer value of accrued pension at 31 March 2009 £000	Increase/ (decrease) in transfer value over the year, net of directors' contributions £000
Martin Kane	35	121,236	12,644	8,626	1,751.2	995.5	755.7
Andy Smith	5	21,616	4,969	4,353	328.9	154.8	166.7
Tony Wray	5	20,882	4,933	4,343	303.7	141.3	155.0

Name	Accrued pension at 31 March 2010 £pa	Increase in accrued pension during the year £pa	Increase in accrued pension during the year (net of inflation) £pa	Transfer value of accrued benefits net of directors' contributions £000
Martin Kane	121,236	12,644	8,626	179.0
Andy Smith	21,616	4,969	4,353	68.2
Tony Wray	20,882	4,933	4,343	64.4

Notes:

Relevant directors confirmed by Severn Trent Plc.

Accrued pension figures and transfer value calculations provided by Towers Watson.

There have been no changes to the transfer value basis since last year's disclosures.

Allowance has been made for changes in market conditions over the year by applying the relevant Market Value Adjustment.

Inflation figure used in respect of year is to February 2010 (3.7%) as the latest available figure prior to the year end.

September 2008 figure had been used last year (5.0%). If September 2009 had been used then this would have shown negative inflation (–1.4%).

The following contributions were paid to defined contribution pension arrangements in respect of directors:

	2010	2009
Tony Ballance	**59,640**	59,978
Michael McKeon	**170,000**	167,500

Directors' share interests

The directors of the company at 31 March 2010 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2009 (or date of appointment if later) Number of ordinary shares of $97^{17}/_{19}$p each	At 31 March 2010 Number of ordinary shares of $97^{17}/_{19}$p each	At 24 May 2010 Number of ordinary shares of $97^{17}/_{19}$p each
Chairman and other non-executive directors			
Sir John Egan (Chairman)	7,610	12,160	12,160
Dr Bernard Bulkin	554	554	554
Richard Davey	588	588	588
Martin Lamb	3,012	3,012	3,012
Baroness Noakes	4,018	4,018	4,018
Gordon Fryett	–	1,000	1,000
Executive directors			
Tony Ballance	1,985	2,032	2,032
Martin Kane[1]	7,915	8,189	8,511
Michael McKeon	20	67	67
Andy Smith	4,034	5,217	5,217
Tony Wray	5,874	7,057	7,057

1 Martin Kane acquired 322 shares on 4 May 2010 following the exercise of his 2007 three year Sharesave scheme option

Governance – Directors' remuneration report (continued)

ii) Long Term Incentive Plan

The executive directors have further interests in the company's ordinary shares of $97\frac{17}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (LTIP). The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied.

Executive directors have a technical interest in 606,609 shares held by the Employee Share Ownership Trust. The details of the performance criteria are explained on page 50 of this report. The individual interests, for the above named directors and for the directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	Awards granted	Maximum award	Awards vested	Awards lapsed	Maximum outstanding awards as at 31 March 2010
Tony Ballance	19 June 2006	4,782	–	4,782	–
	18 July 2007	3,261	–	–	3,261
	14 July 2008	5,486	–	–	5,486
	7 July 2009[1]	7,405	–	–	7,405
Martin Kane	19 June 2006	4,680	–	4,680	–
	18 July 2007	3,475	–	–	3,475
	14 July 2008	6,001	–	–	6,001
	7 July 2009[1]	8,154	–	–	8,154
Michael McKeon	19 June 2006[2]	36,405	–	36,405	–
	19 June 2006	30,118	–	30,118	–
	18 July 2007	12,363	–	–	12,363
	14 July 2008	13,717	–	–	13,717
	7 July 2009[1]	18,733	–	–	18,733
Andy Smith	19 June 2006	12,210	–	12,210	–
	18 July 2007	5,881	–	–	5,881
	14 July 2008	8,230	–	–	8,230
	7 July 2009[1]	11,019	–	–	11,019
Tony Wray	19 June 2006	22,385	–	22,385	–
	18 July 2007	9,189	–	–	9,189
	14 July 2008	19,684	–	–	19,684
	7 July 2009[1]	27,769	–	–	27,769

1 The market price on the date of the 2009 award was 1046p

2 Michael McKeon received an additional LTIP award in 2006 in accordance with commitments made by the company upon appointment. The award was made pursuant to the exemption provided in Listing Rule 9.4.2

No further awards have been made under the LTIP as at 27 May 2010.

As disclosed last year, the committee determined that the targets applying to the 2006 awards were not met and that none of the awards vested.

The performance period for awards granted on 18 July 2007 ended on 31 March 2010. The committee has subsequently determined, based on the company's TSR target over the three year performance period, that participants are entitled to 60.3% of the award. As at 27 May 2010 the shares from the 2007 contingent award had not vested but would do so as soon as practicable.

iii) Annual Bonus Scheme

From 2008 onwards, half of any bonus paid is deferred into shares. The table below shows the directors' deferred share awards and the vesting dates.

	Date of grant	Annual bonus deferred into shares	Number of shares	Deferred share award vests
Tony Ballance	27 June 2008	£24,554	1,818	26 June 2011
	7 July 2009	£62,294	5,669	6 July 2012
Martin Kane	27 June 2008	£26,425	1,957	26 June 2011
	7 July 2009	£68,598	6,243	6 July 2012
Michael McKeon	27 June 2008	£85,667	6,345	26 June 2011
	7 July 2009	£157,590	14,343	6 July 2012
Andy Smith	27 June 2008	£37,732	2,794	26 June 2011
	7 July 2009	£92,700	8,437	6 July 2012
Tony Wray	27 June 2008	£76,029	5,631	26 June 2011
	7 July 2009	£166,860	15,187	6 July 2012

iv) Sharesave options over ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Sharesave[1]									
Tony Ballance	556	–	–	–	556	2009	862	May 2012	Oct 2012
	–	–	–	561	561	2010	808	May 2013	Oct 2013
Martin Kane	227	227	–	–	–	2006	823	May 2009	Oct 2009
	322	–	–	–	322	2007	1172	May 2010	Oct 2010
	314	–	–	–	314	2008	1221	May 2011	Oct 2011
	222	–	–	–	222	2009	862	May 2012	Oct 2012
	–	–	–	449	449	2010	808	May 2013	Oct 2013
Michael McKeon	1,943	–	–	–	1,943	2009	862	May 2014	Oct 2014
Andy Smith	1,136	1,136	–	–	–	2006	823	May 2009	Oct 2009
	–	–	–	1,123	1,123	2010	808	May 2013	Oct 2013
Tony Wray	1,136	1,136	–	–	–	2006	823	May 2009	Oct 2009
	–	–	–	1,123	1,123	2010	808	May 2013	Oct 2013

1 The executive directors, in common with all eligible UK employees of the group, are entitled to participate in the company's HMRC approved Sharesave Scheme

The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.

a) No executive share options in respect of executive directors were granted or lapsed during the year. At 31 March 2010 there were five other executives participating in the group's historical executive Share Option Scheme (31 March 2009: nine other executives).

b) At the close of business on 31 March 2010 the mid-market price of the company's shares was 1195p and the range during the year was 933p to 1215p.

Signed on behalf of the board which approved the Directors' remuneration report on 27 May 2010.



Richard Davey
Chairman of the Remuneration Committee

Governance

Governance
Risk and assurance

Risk management process


Cascading objectives
Board & Committees
Executive Committee cut off
Businesses & Functions
Departments, Teams & Individuals
Company risk map
filter
Performance monitoring and reporting
Business risk maps
filter
Specific risk assessments, e.g.
safety asset project
fraud process

Enterprise Risk Management

Our Enterprise Risk Management process, as illustrated above, continues to be used for the identification and assessment of risks to significant business objectives. The process ensures clear ownership for risks, mitigating controls and improvement actions by assigning accountability to relevant line management. Risks are reported to the Executive Committee and Audit Committee every six months. Notwithstanding this, risks are normally reviewed within the business on a quarterly basis to ensure they remain at the forefront of the management's agenda, that no significant risks have been overlooked, that controls continue to be effective and mitigating actions are being addressed in a timely manner.

Having established our approach to risk management over the previous 18 months, this year we have started to implement further improvements to our process regarding the risk of non-compliance with critical legal and regulatory obligations. In particular, we are looking to increase the visibility of measures in place across the company to help demonstrate compliance. We are doing this for a number of reasons, including:

- to improve our understanding of key compliance obligations and compliance control awareness generally;
- to ensure that as specific processes are redesigned and improved as part of our Safer Better Faster initiative, compliance is 'built in' such that by following the process, compliance will be achieved; and
- to provide transparency over compliance management to our executive and any interested external third parties.

In addition to this work we have continued to further embed our Enterprise Risk Management process within all areas of the business, including significant change programmes and with steps now being taken to roll out in our capital programmes.

Principal risks

Our principal risks are described in the table on pages 59 to 60. These and other risks have been monitored by the Executive Committee and Audit Committee during the past year.

Assurance framework

Severn Trent has made solid progress in implementing the key components of its governance framework which are based on clear organisational structures and decision making, sound policies and standards, and assurance of the outcomes. The board and other key stakeholders need a transparent methodology which delivers and validates the outcome of activities.

The company expects roles to be performed in line with specific annual job objectives. Employees performing their roles properly, preparing and reporting outcomes on time and to the required standard is a key component in our Assurance Framework.

The company continues to embed the compliance, verification and performance management activities in Severn Trent. These are within business areas and sometimes within discrete functions. These confirm that operational activities have been performed properly in the line.

Lastly, the company maintains an independent perspective on the overall framework by obtaining confirmation that the components of the governance structure are working properly. In Severn Trent, this is obtained from our assurance providers including Internal Audit.

In order to provide an appropriate understanding of how these responsibilities come together for Severn Trent, the company has developed a description of the key elements over which assurance is required by the board. This is maintained by the Director of Internal Audit on behalf of the board.

A map details the areas over which Severn Trent has decided to gain specific assurance. These may vary from year to year. The criteria by which each area for assurance is selected are:

- potentially damaging to reputation;
- material financial impact; and
- linked to the corporate KPIs.

Internal Audit will confirm the details of the assurance provision to cover:

- who is responsible;
- what is the activity; and
- how is this recorded.

Internal Audit deliver an audit plan to confirm that key business risks are being mitigated.

Principal risk description	Key mitigation activities
Risks relating to the ongoing implementation of our coordinated change programme and achieving the significant and sustainable forecasted benefits. (See page 15 – Having the lowest possible charges). Specific examples include: • successful implementation of our IT strategy and our ability to continue to provide a robust and secure technology platform to meet the needs of the business; • the implementation of SAP and the potential impact of the implementation on ongoing business activities; and • the planned major change to processes (including those necessitated by the successful implementation of our SAP system).	• We have a programme management office which monitors and coordinates the activities of the various change programmes and ensures effective governance within each of the programmes, including ensuring that benefits are defined and tracked. There are also defined escalation procedures, including escalation to the executive committee, if problems are identified. • We ensure that significant training and support is provided before and after each implementation and business readiness for change is monitored by the programmes prior to going live. • We have undertaken an upskilling programme to ensure that all our employees are able to work in different ways and understand how their work fits into the business as a whole. • Our change programmes have processes in place to ensure extensive and effective consultation takes place with all those affected by the change. For example, business deployment leads have been identified from each business area and work closely with projects prior to implementation to ensure all processes and systems are fit for purpose and business readiness for implementation to take place.
As a regulated business, we are subject to numerous and changing obligations with which we must comply and management of these is often dispersed across and through the organisation. We pay particular attention to management of risks in these areas, particularly in relation to changing legal and regulatory requirements. Specific examples include: • changes in the regulatory regime and market within which we operate (including increased competition); • the taking on of private sewers and lateral drains (See page 13 – Dealing effectively with waste water); and • non-compliance with legal requirements.	• We continue to work closely with our regulators and other stakeholders to influence policy decisions in order to ensure the best possible outcome for our shareholders and customers. (See page 16 – Promoting an effective regulatory regime). • We are improving our compliance management framework to further enhance transparency and consistency of our management of controls in place to ensure compliance with key legal and regulatory obligations.
External financial market factors could adversely impact on our financial position. Specific examples include: • developments in the capital markets which could affect our ability to attract funds; (See page 25 – Financial review section) • counterparty exposure risks; • our ability to meet our forecasted operating and capital expenditure targets; and • the impact of the financial environment on our pension funds.	• We plan and monitor our cash flows and borrowings to ensure that sufficient liquidity is available to meet our requirements. • We have policies in place which limit the available counterparties and are designed to ensure a spread of investments. There is also regular monitoring of counterparties and investment performance. (See page 25 – Financial review section). • We make use of cross currency swaps with the intention of eliminating foreign currency risks. (See page 25 – Financial review section). • We have processes in place to monitor and manage our long term pensions obligations with the intention of ensuring that they do not become a major drain on the company. (See page 26 – Pensions information within Financial review section).

Governance – Risk and assurance (continued)

Principal risk description	Key mitigation activities include…
Due to the nature of our business we continue to face risks arising during our normal course of business, including risk of failure of our assets, processes, or systems which could otherwise impact on the health, safety and security of our people or customers, or on our financial position and our reputation. Specific examples include: • the health and safety of our people, contractors and visitors (in line with our "Zero By Choice" policy towards accidents); • physical security of our assets, security and safety of our people, and security of our information; and • effective prioritisation of our asset maintenance and investment activities to ensure our assets continue to be safe and fit for purpose.	• We are entering year three of a four year improvement plan to further enhance safety across all of our sites and operations and will continue to monitor implementation of the agreed improvements. (See page 14 – A safer workplace). • We have developed a prioritised capital investment programme using models which take into account the consequence, likelihood and severity of a service failure. • We have an annual business planning process which ensures that the prioritisation of investment delivers the required service levels. • We have robust processes for monitoring operating and capital spending. • We are implementing a new model for working with our key partners for delivery of our critical programmes over the next five years. (See page 16 – Focus on innovation in our supply chain).
Whilst acceptance of the price determination from Ofwat leads to greater certainty over what we need to achieve for the coming AMP period, nevertheless we must still manage the risk associated with our ability to effectively meet the challenging targets set. An example of this is the achievement of our regulatory performance targets and objectives to ensure that these commitments are met.	• We have detailed processes in place for planning and performance monitoring to ensure we achieve agreed regulatory outputs including targets for efficiency in our capital and operating expenditure.
Our ability to influence customer behaviour or to operate in an environmentally responsible way could affect our financial position and our reputation. An example of this is our reputation, as we recognise that our customers' trust is essential to do business.	• We have a holistic approach to communicating with the aim of ensuring that the importance of the efficient use of water and waste water resources is fully understood, and we continuously monitor the effectiveness of these plans. • We are working to find ways to improve river quality while keeping carbon emissions and costs down, for example through our catchment management programme. (See page 13 – Dealing effectively with waste water). • We are working to develop new sources of renewable energy and have set ourselves a target of 30% renewable energy by 2014/15. (See page 14 – Minimising our carbon footprint).
In the challenging economic environment, we continue to closely monitor risks to the achievement of the growth plan for our unregulated businesses. An example of this is our ability to effectively implement appropriate organisation, processes and systems to support the growth plan.	• We regularly monitor economic conditions and forecast growth to maximise the likelihood of achieving our growth targets for this part of the business. • We have strong, market leading products and good market knowledge, and we are establishing a local presence in our target markets. (See pages 20 to 21 – Severn Trent Services Performance).

Independent auditors' report to the members of Severn Trent Plc

We have audited the group financial statements of Severn Trent Plc for the year ended 31 March 2010 which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 40. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the group financial statements:

- give a true and fair view of the state of the group's affairs as at 31 March 2010 and of its profit for the year then ended;
- have been properly prepared in accordance with IFRS as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- certain disclosures of directors' remuneration specified by law are not made, or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement contained within the directors' report in relation to going concern; and
- the part of the Corporate Governance Statement relating to the company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matters

We have reported separately on the parent company financial statements of Severn Trent Plc for the year ended 31 March 2010 and on the information in the Directors' Remuneration Report that is described as having been audited.

Douglas King (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
27 May 2010

Consolidated income statement

For the year ended 31 March 2010

	Note	2010 £m	2009 £m
Turnover	5,6	**1,703.9**	1,642.2
Operating costs before exceptional items	7	**(1,146.8)**	(1,172.3)
Exceptional restructuring costs	8	**(48.0)**	(14.6)
Exceptional flood income	8	**–**	1.5
Exceptional charge relating to regulatory matters	8	**–**	(7.2)
Exceptional provision for third party legal costs	8	**–**	1.4
Total operating costs	7	**(1,194.8)**	(1,191.2)
Exceptional loss on disposal of businesses		**(1.7)**	–
Profit before interest, tax and exceptional items	5	**557.1**	469.9
Exceptional items	7,8	**(49.7)**	(18.9)
Profit before interest and tax		**507.4**	451.0
Finance income	10	**80.9**	126.2
Finance costs	11	**(299.7)**	(322.6)
Net finance costs		**(218.8)**	(196.4)
Gains/(losses) on financial instruments	12	**45.7**	(87.0)
Share of results of associates and joint ventures		**0.1**	–
Profit before tax, gains/(losses) on financial instruments and exceptional items		**338.4**	273.5
Exceptional items	8	**(49.7)**	(18.9)
Gains/(losses) on financial instruments	12	**45.7**	(87.0)
Profit on ordinary activities before taxation		**334.4**	167.6
Taxation on profit on ordinary activities			
– current tax	13	**(40.7)**	(52.1)
– deferred tax	13	**(42.2)**	14.1
– exceptional deferred tax charge	13	**–**	(185.6)
Total taxation	13	**(82.9)**	(223.6)
Profit/(loss) for the period		**251.5**	(56.0)
Attributable to:			
Equity holders of the company		**249.2**	(57.8)
Equity minority interests		**2.3**	1.8
		251.5	(56.0)
Earnings/(loss) per share (pence)			
Basic	15	**105.6**	(24.6)
Diluted	15	**105.5**	(24.6)

Consolidated statement of comprehensive income

For the year ended 31 March 2010

	2010 £m	2009 £m
Profit/(loss) for the period	**251.5**	(56.0)
Losses on cash flow hedges taken to equity	**(13.2)**	(7.8)
Deferred tax on losses on cash flow hedges taken to equity	**3.7**	2.2
Amounts on cash flow hedges transferred to the income statement in the period	**7.6**	4.9
Deferred tax on transfers to income statement	**(2.1)**	(1.3)
Exchange movement on translation of overseas results and net assets	**(9.0)**	42.1
Tax on exchange differences	**(0.4)**	2.5
Actuarial losses on defined benefit pension schemes	**(124.4)**	(123.1)
Tax on actuarial losses	**34.8**	33.8
Other comprehensive loss for the period	**(103.0)**	(46.7)
Total comprehensive income/(loss) for the period	**148.5**	(102.7)
Attributable to:		
Equity shareholders of the company	**146.5**	(105.8)
Minority interests	**2.0**	3.1
	148.5	(102.7)

Consolidated statement of changes in equity

For the year ended 31 March 2010

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2008	229.7	64.3	427.4	479.6	1,201.0	4.2	1,205.2
Loss for the period	–	–	–	(57.8)	(57.8)	1.8	(56.0)
Losses on cash flow hedges taken to equity	–	–	(7.8)	–	(7.8)	–	(7.8)
Deferred tax on losses on cash flow hedges taken to equity	–	–	2.2	–	2.2	–	2.2
Amounts on cash flow hedges transferred to the income statement	–	–	4.9	–	4.9	–	4.9
Deferred tax on transfers to the income statement	–	–	(1.3)	–	(1.3)	–	(1.3)
Exchange movement on translation of overseas results and net assets	–	–	40.8	–	40.8	1.3	42.1
Tax on exchange differences	–	–	2.5	–	2.5	–	2.5
Actuarial losses	–	–	–	(123.1)	(123.1)	–	(123.1)
Tax on actuarial losses	–	–	–	33.8	33.8	–	33.8
Total comprehensive loss for the period	–	–	41.3	(147.1)	(105.8)	3.1	(102.7)
Share options and LTIPS							
– Shares issued	1.3	7.6	–	–	8.9	–	8.9
– Value of employees' services	–	–	–	5.3	5.3	–	5.3
– Payroll tax on awards vesting	–	–	–	(2.5)	(2.5)	–	(2.5)
Current tax on share based payments	–	–	–	1.3	1.3	–	1.3
Deferred tax on share based payments	–	–	–	(3.3)	(3.3)	–	(3.3)
Dividends paid	–	–	–	(158.8)	(158.8)	(1.3)	(160.1)
At 31 March 2009	231.0	71.9	468.7	174.5	946.1	6.0	952.1
Profit for the period	–	–	–	249.2	249.2	2.3	251.5
Losses on cash flow hedges taken to equity	–	–	(13.2)	–	(13.2)	–	(13.2)
Deferred tax on losses on cash flow hedges taken to equity	–	–	3.7	–	3.7	–	3.7
Amounts on cash flow hedges transferred to the income statement	–	–	7.6	–	7.6	–	7.6
Deferred tax on transfers to the income statement	–	–	(2.1)	–	(2.1)	–	(2.1)
Exchange movement on translation of overseas results and net assets	–	–	(8.7)	–	(8.7)	(0.3)	(9.0)
Tax on exchange differences	–	–	(0.4)	–	(0.4)	–	(0.4)
Actuarial losses	–	–	–	(124.4)	(124.4)	–	(124.4)
Tax on actuarial losses	–	–	–	34.8	34.8	–	34.8
Total comprehensive income for the period	–	–	(13.1)	159.6	146.5	2.0	148.5
Share options and LTIPs							
– proceeds from shares issued	0.6	4.0	–	–	4.6	–	4.6
– value of employees' services	–	–	–	5.1	5.1	–	5.1
– free shares issued	–	–	–	(2.2)	(2.2)	–	(2.2)
Current tax on share based payments	–	–	–	0.3	0.3	–	0.3
Dividends paid	–	–	–	(159.7)	(159.7)	(1.7)	(161.4)
At 31 March 2010	**231.6**	**75.9**	**455.6**	**177.6**	**940.7**	**6.3**	**947.0**

Consolidated balance sheet

At 31 March 2010

	Note	2010 £m	2009 £m
Non-current assets			
Goodwill	16	**70.6**	63.3
Other intangible assets	17	**138.5**	121.3
Property, plant and equipment	18	**6,260.5**	5,980.1
Interests in joint ventures	19	**0.3**	0.3
Interests in associates	20	**4.6**	4.8
Derivative financial instruments	21	**203.8**	225.4
Available for sale financial assets	21	**0.1**	0.1
		6,678.4	6,395.3
Current assets			
Inventory	22	**26.5**	30.6
Trade and other receivables	23	**472.8**	447.1
Derivative financial instruments	21	**2.9**	29.8
Cash and cash equivalents	24	**227.8**	648.1
		730.0	1,155.6
Assets held for sale		**–**	4.6
Total assets		**7,408.4**	7,555.5
Current liabilities			
Borrowings	21	**(260.9)**	(256.2)
Derivative financial instruments	21	**(4.4)**	(0.4)
Trade and other payables	26	**(464.2)**	(442.7)
Current income tax liabilities		**(67.2)**	(81.1)
Provisions for liabilities and charges	29	**(25.5)**	(9.2)
Liabilities associated with assets held for sale		**–**	(0.4)
		(822.2)	(790.0)
Non-current liabilities			
Borrowings	21	**(3,915.6)**	(4,188.9)
Derivative financial instruments	21	**(140.3)**	(171.6)
Trade and other payables	26	**(243.6)**	(241.1)
Deferred tax	27	**(956.4)**	(948.4)
Retirement benefit obligations	28	**(354.9)**	(233.0)
Provisions for liabilities and charges	29	**(28.4)**	(30.4)
		(5,639.2)	(5,813.4)
Total liabilities		**(6,461.4)**	(6,603.4)
Net assets		**947.0**	952.1
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	30	**231.6**	231.0
Share premium account	31	**75.9**	71.9
Other reserves	32	**455.6**	468.7
Retained earnings		**177.6**	174.5
Equity attributable to the company's equity shareholders		**940.7**	946.1
Minority interests		**6.3**	6.0
Total equity		**947.0**	952.1

Signed on behalf of the board who approved the accounts on 27 May 2010.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Company number: 2366619

Financial statements

Consolidated cash flow statement

For the year ended 31 March 2010

	Note	**2010 £m**	2009 £m
Cash generated from operations	35	**708.0**	643.5
Tax (paid)/received		**(53.8)**	1.1
Net cash generated from operating activities		**654.2**	644.6
Investing activities			
Interest received		**10.5**	32.5
Dividends received from associates and joint ventures		**0.1**	–
Net cash flow from sale of investments		**2.2**	–
Acquisition of subsidiaries		**(13.2)**	–
Proceeds on disposal of property, plant and equipment		**6.9**	5.9
Purchases of intangible assets		**(47.8)**	(34.1)
Purchases of property, plant and equipment		**(464.9)**	(462.7)
Contributions and grants received		**18.0**	25.9
Net cash used in investing activities		**(488.2)**	(432.5)
Financing activities			
Interest paid		**(194.7)**	(190.2)
Interest element of finance lease payments		**(10.0)**	(16.2)
Dividends paid to shareholders of the parent		**(159.7)**	(158.8)
Dividends paid to minority interests		**(1.7)**	(1.3)
Repayments of borrowings		**(180.0)**	221.5
Repayments of obligations under finance leases		**(43.2)**	(41.0)
New loans raised		**1.0**	400.1
Issue of shares		**4.6**	8.9
Purchase of own shares		**(2.2)**	(2.7)
Net cash used in financing activities		**(585.9)**	(222.7)
Decrease in cash and cash equivalents		**(419.9)**	(10.6)
Net cash and cash equivalents at beginning of the period		**648.1**	653.4
Effect of foreign exchange rates		**(0.4)**	5.3
Net cash and cash equivalents at the end of the period	35	**227.8**	648.1
Net cash and cash equivalents at beginning of the period:			
Total cash and cash equivalents		**227.8**	648.1
Bank overdrafts		**–**	–
Net cash and cash equivalents at end of the period		**227.8**	648.1

The decrease in cash and cash equivalents is reconciled to the movement in net debt in note 35.

Notes to the group financial statements

1 General information

The Severn Trent group has two segments which have a number of operations. These are described in the segmental analysis in note 5.

Severn Trent Plc is a company incorporated and domiciled in the United Kingdom. The address of its registered office is shown on the back of the cover of the annual report and accounts.

Severn Trent Plc is listed on the London Stock Exchange.

2 Accounting policies

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2010 and those parts of the Companies Act 2006 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared on the going concern basis (see Directors' report on page 28) and under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiaries, joint ventures and associated undertakings. The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal.

The results of subsidiaries are consolidated where the group has the power to control a subsidiary.

The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement.

The results of associates are accounted for on an equity basis. Associates are entities where the group has the power to exercise significant influence.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since that date. Losses attributable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

c) Revenue recognition

Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and inter company sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods to which the sale relates have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

Turnover includes an estimate of the amount of mains water and waste water charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the group's rights to receive payment have been established. Interest and dividend income are included in finance income.

d) Exceptional items

Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view. In this context, materiality is assessed at the segment level.

e) Taxation

Current tax payable is based on the taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is provided in full, using the liability method, on taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

2 Accounting policies (continued)

f) Goodwill

Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required, with a corresponding adjustment to goodwill.

Goodwill arising on all acquisitions prior to 1 April 1998 was written off to reserves under UK GAAP and remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested for impairment in accordance with the policy set out above and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.

Where goodwill forms part of a cash generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

g) Intangible non-current assets

Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Amortisation charged on assets with finite lives is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3-10
Other assets	2-20

Intangible assets are reviewed for impairment where indicators of impairment exist.

h) Research and development

Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost can be measured reliably.

Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

i) Pre-contract costs

Pre-contract costs are expensed as incurred except where it is probable that the contract will be awarded, in which case they are recognised as a prepayment which is written off to the income statement over the life of the contract.

j) Property, plant and equipment

Property, plant and equipment comprises:

i) Infrastructure assets

Infrastructure assets are included at cost (or deemed cost on transition to IFRS) less accumulated depreciation. The costs of like for like replacement of infrastructure components are recognised in the income statement as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the group, then costs are capitalised. Infrastructure assets are depreciated over their useful economic lives, which are as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80-150
Sewers	150-200

ii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30-80
Fixed plant and equipment	20-40
Vehicles and mobile plant	2-15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment where construction commenced after 1 April 2010 are included within the cost of those fixed assets.

k) Leased assets

Where the group obtains assets under leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the group as lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement at a constant rate over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where the group obtains assets under leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed on a straight line basis over the term of the lease. Leases of land are normally treated as operating leases, unless ownership is transferred to the group at the end of the lease.

l) Grants and contributions

Grants and contributions received in respect of non-current assets, including charges made for new connections to the water and sewerage networks, are treated as deferred income and released to the income statement over the useful economic life of those non-current assets.

2 Accounting policies (continued)

l) Grants and contributions (continued)

Grants and contributions which are given in compensation for expenses incurred with no future related costs are recognised in operating costs in the income statement in the period that they become receivable.

m) Impairment of non-current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non-current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that reflects current market assessments of the cost of capital of the cash generating unit or asset.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment annually. Impairment reviews are also carried out if there is an indication that an impairment may have occurred, or, where otherwise required, to ensure that non-current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

n) Investments

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as available for sale are measured at fair value, with gains or losses recognised in equity. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement. Where there is no active market in the investments and the fair value cannot be measured reliably, the investments are held at cost.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the income statement.

o) Financial instruments

i) Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date, with gains or losses being recognised in gains/losses on financial instruments in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

ii) Derivative financial instruments and hedging activities

The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value at the balance sheet date. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end. Net interest receivable or payable in respect of derivative financial instruments is included in finance income or finance costs.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to gains/losses on financial instruments in the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion in gains/losses on financial instruments in the income statement. The gains or losses deferred in equity in this way are recycled through gains/losses on financial instruments in the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Where forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations, to the extent that they are designated and effective as net investment hedges, they are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to gains/losses on financial instruments in the income statement.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to gains/losses on financial instruments in the income statement if the forecast transaction is no longer expected to occur.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to gains/losses on financial instruments in the income statement in the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in gains/losses on financial instruments in the income statement.

p) Inventory

Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

2 Accounting policies (continued)

q) Trade receivables

Trade receivables are measured at fair value on initial recognition and are subsequently measured at amortised cost using the effective interest rate method unless there is objective evidence that the asset is impaired, where it is written down to its recoverable amount and the irrecoverable amount is recognised as an expense.

Trade receivables that are assessed not to be impaired individually are assessed collectively for impairment by reference to the group's historical collection experience for receivables of similar age.

r) Service concession arrangements

Where the group has a right to receive cash from a government body in return for constructing or upgrading a public sector asset it recognises a financial asset in prepayments and accrued income where it has incurred costs that will be recovered from amounts receivable from the concession in future periods. Costs of construction or upgrading the public sector assets are recognised as a straight line basis, before adjusting for expected inflation, over the life of the contract.

s) Trade payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method.

t) Retirement benefits

The group operates both defined benefit and defined contribution pension schemes.

The difference between the value of defined benefit pension scheme assets and defined benefit pension scheme liabilities is recorded on the balance sheet as a retirement benefit asset or obligation.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. Service cost, which is the increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period, is included in operating costs. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are charged to the income statement in the period in which they fall due.

u) Provisions

Provisions are recognised where:

- there is a present obligation as a result of a past event;
- it is probable that there will be an outflow of economic benefits to settle this obligation; and
- a reliable estimate of this amount can be made.

Self-insurance provisions are recognised for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

Provisions are discounted to present value using a pre-tax discount rate that reflects the risks specific to the liability where the effect is material.

v) Purchase of own shares

The group balance sheet includes the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders' funds until such time as they vest.

w) Share based payments

The group operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non-market vesting conditions. The number of awards that are expected to vest takes into account non-market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non-market condition.

x) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition and include cash and bank balances and investments in liquid funds. Cash and cash equivalents also include overdrafts repayable on demand.

y) Foreign currency

The results of overseas subsidiary and associated undertakings are translated into sterling, the presentational currency of the group, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity since 1 April 2004 relating to that entity is recognised in the income statement under the transitional rule of IFRS 1.

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity to the extent that the hedge is effective (see note 2 o).

All other foreign currency denominated assets and liabilities of the company and its subsidiary undertakings are translated into the relevant functional currency at the rates of exchange ruling at the year end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

2 Accounting policies (continued)

z) Discontinued operations and assets held for sale

Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year then the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

Where a group of assets which comprises operations that can be clearly distinguished operationally and for financial reporting purposes from the rest of the group (a component) has been disposed of or classified as held for sale, and it:

- represents a separate major line of business or geographical area of operations; or
- is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale

then the component is classified as a discontinued operation.

Non-current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation is not charged on such assets.

3 New accounting policies and future requirements

International Financial Reporting Standard 8 'Operating Segments' (IFRS 8) was issued in November 2006 and was required to be implemented by the group from 1 April 2009. The standard requires identification of operating segments based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and assess its performance. The impact of the standard on the group's financial statements is not significant since the group's segmental reporting already closely reflected reports regularly reviewed by the Severn Trent Executive Committee.

IAS 23 (revised) was issued in March 2007 and was required to be implemented by the group from 1 April 2009. The revision to the standard removed the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for use or sale. Such costs are therefore required to be capitalised as part of the cost of the asset. The revised standard required the group to change its previous policy and resulted in borrowing costs that would previously have been expensed being capitalised in property, plant and equipment (£2.6 million) or intangible assets (£nil). The costs will be amortised over the expected useful lives of the relevant assets.

IAS 1 (revised) was issued in September 2007 and was required to be implemented by the group from 1 April 2009. The revision is aimed at improving users' ability to analyse and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. Since the group already presented a statement of recognised income and expense, the changes had no significant impact on the group financial statements.

The following statements have been issued by the International Accounting Standards Board and are likely to affect future financial statements.

IAS 27 (revised) was issued in January 2008 and is required to be implemented by the group from 1 April 2010. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standard also specifies the accounting when control is lost. The group has had no transactions in the current or prior year that would have been impacted by the revised standard.

IFRS 3 (revised) was issued in January 2008 and is required to be implemented by the group from 1 April 2010. The standard continues to apply the acquisition method to business combinations, with some significant changes. The group has had no transactions in the current or prior year that would have been impacted by the revised standard.

IFRIC 18 "Transfer of assets from customers" was issued in January 2009 and is required to be applied retrospectively from 1 April 2010 to transfer of assets occurring after 1 July 2009. The interpretation requires that if the group receives an asset from a customer it should recognise that asset at fair value. If the group has no further obligation as a result of the transfer then the fair value of the asset is recognised as revenue. If the group has ongoing obligations then the fair value of the asset is recognised as deferred income and released to revenue over the period of the obligation.

The directors assess that the other standards and interpretations issued but not yet effective are not applicable to the group.

4 Significant accounting judgments and key sources of estimation uncertainty

In the process of applying the group's accounting policies, the group is required to make certain judgments, estimates and assumptions that it believes are reasonable based on the information available.

The more significant judgments were:

a) Tax provisions

Assessing the outcome of uncertain tax positions requires judgments to be made regarding the result of negotiations with and enquiries from tax authorities in a number of jurisdictions. The assessments made are based on advice from independent tax advisers and the status of ongoing discussions with the relevant tax authorities.

b) Provisions for other liabilities and charges

Assessing the financial outcome of uncertain commercial and legal positions requires judgments to be made regarding the relative merits of each party's case and the extent to which any claim against the group is likely to be successful. The assessments made are based on advice from the group's internal counsel and, where appropriate, independent legal advice.

c) Service concession arrangements

Assessing the extent to which costs of constructing or upgrading the MoD assets should be recognised in the period requires judgments to be made about the expected level of costs for the whole contract. Estimates are based on engineering data and adjusted for inflation expectations.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

4 Significant accounting judgments and key sources of estimation uncertainty (continued)

The key accounting estimates were:

a) Goodwill impairment

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units (CGU) to which goodwill has been allocated. The value in use calculation requires the group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Details of the assumptions used are set out in note 16 to the financial statements.

b) Depreciation and carrying amounts of property, plant and equipment

Calculating the depreciation charge and hence the carrying value for property, plant and equipment requires estimates to be made of the useful lives of the assets. The estimates are based on engineering data and the group's experience of similar assets. Details are set out in note 2 j).

c) Retirement benefit obligations

Determining the amount of the group's retirement benefit obligations and the net costs of providing such benefits requires assumptions to be made concerning long term interest rates, inflation, salary and pension increases, investment returns and longevity of current and future pensioners. Changes in these assumptions could significantly impact the amount of the obligations or the cost of providing such benefits. The group makes assumptions concerning these matters with the assistance of advice from independent qualified actuaries. Details of the assumptions made are set out in note 28 to the financial statements.

d) Unbilled revenue

Severn Trent Water raises bills and recognises revenue in accordance with its right to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and waste water customers with water meters, the amount recognised is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter read and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing to the end of the financial year. The estimated usage is based on historical data, judgment and assumptions.

e) Provision for impairment of trade receivables

Provisions are made against Severn Trent Water's trade receivables based on historical experience of levels of recovery from accounts in a particular ageing category. The actual amounts collected could differ from the estimated level of recovery which could impact operating results.

5 Segmental analysis

The group has two reportable segments: Severn Trent Water and Severn Trent Services. The key factor determining the identification of reportable segments is the regulatory environment in which the businesses operate. Severn Trent Water is subject to economic regulation by Ofwat and operates under a licence to provide water and sewerage services within a defined geographical region in England and Wales. Severn Trent Services is not subject to economic regulation and operates in markets in the USA, Europe and Asia.

The Severn Trent Executive Committee (STEC) is considered to be the group's chief operating decision maker. The reports provided to STEC include segmental information prepared on the basis described above. Details of Severn Trent Water's operations are described on pages 12 to 17 of the Business Review and those of Severn Trent Services on pages 19 to 21.

The group has a large and diverse customer base and there is no significant reliance on any single customer.

The measure of profit or loss that is reported to STEC for the segments is profit before interest, tax and exceptional items (underlying PBIT). A segmental analysis of sales and underlying PBIT is presented below.

2010	Severn Trent Water £m	Severn Trent Services £m
External sales	1,383.6	320.3
Inter-segment sales	1.7	16.2
Total sales	1,385.3	336.5
Profit before interest, tax and exceptional items	541.3	28.7
Exceptional items	(42.1)	(7.6)
Profit before interest and tax	499.2	21.1
Profit before interest, tax and exceptional items is stated after:		
Amortisation of intangible assets	23.4	1.6
Depreciation of property, plant and equipment	232.5	6.1
Profit on disposal of fixed assets	(4.3)	(0.2)

5 Segmental analysis (continued)

2009	Severn Trent Water £m	Severn Trent Services £m
External sales	1,323.5	318.7
Inter-segment sales	1.4	20.6
Total sales	1,324.9	339.3
Profit before interest, tax and exceptional items	456.0	30.5
Exceptional items	(19.4)	(0.7)
Profit before interest and tax	436.6	29.8
Profit before interest, tax and exceptional items is stated after:		
Amortisation of intangible assets	22.9	1.3
Depreciation of property plant and equipment	220.0	6.1
Profit on disposal of fixed assets	(4.0)	–

The group's treasury and tax affairs are managed centrally by the Group Treasury and Tax departments. Finance costs are managed on a group basis and hence interest income and costs are not reported at the segmental level. Tax is not reported to STEC on a segmental basis.

Interests in joint ventures and associates are not material and are not included in the segmental reports reviewed by STEC.

Separate segmental analyses of assets and liabilities are not reviewed by STEC. The balance sheet measure reviewed by STEC on a segmental basis is capital employed which includes the following components:

2010	**Severn Trent Water £m**	**Severn Trent Services £m**
Operating assets	6,689.9	215.3
Goodwill	–	70.6
Interests in joint ventures and associates	0.2	4.7
Segment assets	6,690.1	290.6
Segment operating liabilities	(985.3)	(92.0)
Capital employed	5,704.8	198.6

2009	Severn Trent Water £m	Severn Trent Services £m
Operating assets	6,379.2	213.9
Goodwill	–	63.3
Interests in joint ventures and associates	0.2	4.9
Segment assets	6,379.4	282.1
Segment operating liabilities	(801.3)	(97.6)
Capital employed	5,578.1	184.5

Operating assets comprise other intangible assets, property plant and equipment, inventory and trade and other receivables. Operating liabilities comprise trade and other payables, retirement benefit obligations and provisions.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

5 Segmental analysis (continued)

Additions to other intangible assets and property, plant and equipment were as follows:

2010	Severn Trent Water £m	Severn Trent Services £m
Other intangible assets	44.4	3.2
Property, plant and equipment	497.3	13.0

2009	Severn Trent Water £m	Severn Trent Services £m
Other intangible assets	31.6	2.0
Property, plant and equipment	470.1	6.0

The reportable segments' revenue is reconciled to group turnover as follows:

	2010 £m	2009 £m
Severn Trent Water revenue	**1,385.3**	1,324.9
Severn Trent Services revenue	**336.5**	339.3
Inter-segment sales	**(17.9)**	(22.0)
Group turnover	**1,703.9**	1,642.2

Segmental underlying PBIT is reconciled to the group's profit before tax and discontinued operations as follows:

	2010 £m	2009 £m
Underlying PBIT:		
Severn Trent Water	**541.3**	456.0
Severn Trent Services	**28.7**	30.5
Corporate and other costs	**(14.2)**	(16.4)
Consolidation adjustments	**1.3**	(0.2)
Group underlying PBIT	**557.1**	469.9
Exceptional items:		
Severn Trent Water	**(42.1)**	(19.4)
Severn Trent Services	**(7.6)**	(0.7)
Corporate	**–**	1.2
Share of results of associates and joint ventures	**0.1**	–
Net finance costs	**(218.8)**	(196.4)
Gains/(losses) on financial instruments	**45.7**	(87.0)
Profit before tax and discontinued operations	**334.4**	167.6

The reportable segments' assets are reconciled to the group's total assets as follows:

	2010 £m	2009 £m
Segment assets		
Severn Trent Water	**6,690.1**	6,379.4
Severn Trent Services	**290.6**	282.1
Corporate assets	**21.7**	13.5
Derivative financial assets	**206.7**	255.2
Cash and cash equivalents	**227.8**	648.1
Assets held for sale	**–**	4.6
Available for sale financial assets	**0.1**	0.1
Consolidation adjustments	**(28.6)**	(27.5)
Total assets	**7,408.4**	7,555.5

The consolidation adjustments include intra-group debtors and unrealised profits on fixed assets.

5 Segmental analysis (continued)

The reportable segments' liabilities are reconciled to the group's total liabilities as follows:

	2010 £m	2009 £m
Segment liabilities		
Severn Trent Water	**(985.3)**	(801.3)
Severn Trent Services	**(92.0)**	(97.6)
Corporate and other	**(49.7)**	(66.4)
Borrowings	**(4,176.5)**	(4,445.1)
Financial liabilities	**(144.7)**	(172.0)
Current tax	**(67.2)**	(81.1)
Deferred tax	**(956.4)**	(948.4)
Liabilities associated with assets held for sale	**–**	(0.4)
Consolidation adjustments	**10.4**	8.9
Total liabilities	**(6,461.4)**	(6,603.4)

The consolidation adjustments include intra-group creditors.

Geographical areas

The group's sales were derived from the following countries:

	2010 £m	2009 £m
UK	**1,459.2**	1,406.6
USA	**145.1**	142.6
Other	**99.6**	93.0
	1,703.9	1,642.2

The group's non-current assets (excluding financial instruments) were located in the following countries:

	2010 £m	2009 £m
UK	**6,386.7**	6,098.0
USA	**61.3**	62.4
Other	**26.6**	9.5
	6,474.6	6,169.9

6 Revenue

	2010 £m	2009 £m
Water and sewerage services	**1,377.0**	1,316.1
Other services	**226.4**	214.7
Sale of goods	**47.8**	63.4
Revenue from long term contracts	**52.7**	48.0
Total turnover	**1,703.9**	1,642.2
Interest receivable (note 10)	**9.8**	36.4
Total revenue	**1,713.7**	1,678.6

Notes to the group financial statements (continued)

For the year ended 31 March 2010

7 Operating costs

	2010			2009		
	Before exceptional costs £m	**Exceptional costs £m**	**Total £m**	Before exceptional costs £m	Exceptional costs £m	Total £m
Wages and salaries	**276.8**	**14.6**	**291.4**	265.1	1.4	266.5
Social security costs	**18.5**	**0.5**	**19.0**	19.8	0.1	19.9
Pension costs	**19.1**	**7.5**	**26.6**	28.9	–	28.9
Share based payments	**5.1**	**–**	**5.1**	5.3	–	5.3
Total employee costs	**319.5**	**22.6**	**342.1**	314.1	1.5	320.6
Power	**56.0**	**–**	**56.0**	56.3	–	56.3
Raw materials and consumables	**116.9**	**0.4**	**117.3**	128.7	0.9	129.6
Rates	**61.0**	**0.8**	**61.8**	59.2	–	59.2
Charge for bad and doubtful debts	**35.1**	**0.1**	**35.2**	31.8	0.1	31.9
Service charges	**31.1**	**–**	**31.1**	30.0	–	30.0
Depreciation of property, plant and equipment	**236.1**	**0.8**	**236.9**	223.7	–	223.7
Amortisation of intangible fixed assets	**25.2**	**5.8**	**31.0**	24.2	–	24.2
Hired and contracted services	**145.9**	**4.9**	**150.8**	143.7	2.6	146.3
Operating lease rentals						
– land and buildings	**4.2**	**5.4**	**9.6**	4.0	–	4.0
– other	**1.1**	**0.1**	**1.2**	1.6	–	1.6
Hire of plant and machinery	**8.2**	**0.1**	**8.3**	7.1	–	7.1
Research and development expenditure	**5.6**	**–**	**5.6**	5.6	–	5.6
Profit on disposal of property, plant and equipment	**(4.5)**	**–**	**(4.5)**	(4.0)	–	(4.0)
Foreign exchange gains	**–**	**–**	**–**	(0.2)	–	(0.2)
Water and sewerage infrastructure maintenance expenditure	**104.5**	**–**	**104.5**	130.1	–	130.1
Other operating costs	**89.5**	**7.0**	**96.5**	92.1	13.8	105.9
	1,235.4	**48.0**	**1,283.4**	1,253.0	18.9	1,271.9
Release from deferred income	**(7.5)**	**–**	**(7.5)**	(5.3)	–	(5.3)
Own work capitalised	**(81.1)**	**–**	**(81.1)**	(75.4)	–	(75.4)
Total operating costs	**1,146.8**	**48.0**	**1,194.8**	1,172.3	18.9	1,191.2

The classification of certain prior year costs has been amended to conform with the current year presentation.

Further details of exceptional costs are given in note 8. The pension costs shown above include current and past service costs. Other pension costs (interest costs, expected returns on assets and actuarial gains and losses) are included in finance costs and other comprehensive income.

During the year the following fees were charged by the auditors:

	2010 £m	2009 £m
Fees payable to the company's auditors for:		
The audit of the company's annual accounts	**0.1**	0.1
The audit of the company's subsidiaries pursuant to legislation	**0.4**	0.4
Audit fees payable to associates of the company's auditors	**0.1**	0.1
Total audit fees	**0.6**	0.6
Fees payable to the company's auditors and their associates for other services to the group		
– Other services pursuant to legislation	**0.2**	0.3
– Services relating to corporate finance	**0.1**	0.1
Total non-audit fees	**0.3**	0.4

Details of directors' remuneration are set out in the Directors' remuneration report on pages 45 to 57.

8 Exceptional items

	2010 £m	2009 £m
Restructuring programmes:		
Severn Trent Water	**42.1**	13.7
Severn Trent Services	**5.9**	2.1
Corporate and Other release of disposal provisions made in previous periods	**–**	(1.2)
Exceptional restructuring costs	**48.0**	14.6
Flood costs	–	13.1
Insurance recoverable	–	(14.6)
Severn Trent Water exceptional flood income	–	(1.5)
Fine and costs relating to leakage reporting	–	2.2
Contribution to charitable trust	–	5.0
Severn Trent Water exceptional charge relating to regulatory matters	–	7.2
Severn Trent Services release of provision for third party legal costs	–	(1.4)
Total exceptional operating costs	**48.0**	18.9
Exceptional loss on disposal of business	**1.7**	–
Total exceptional items	**49.7**	18.9

9 Employee numbers

Average number of employees (including executive directors) during the year:

	2010 Number	2009 Number
By type of business:		
Severn Trent Water	**5,686**	5,624
Severn Trent Services	**3,090**	3,120
Corporate and Other	**12**	24
	8,788	8,768

10 Finance income

	2010 £m	2009 £m
Interest revenue earned on:		
Bank deposits	**7.0**	32.0
Other financial income	**2.8**	4.4
Total interest revenue	**9.8**	36.4
Expected return on defined benefit scheme assets	**71.1**	89.8
Total finance income	**80.9**	126.2

All interest revenue relates to loans and receivables.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

11 Finance costs

	2010 £m	2009 £m
Interest on bank loans and overdrafts	**7.6**	13.0
Interest on other loans	**195.0**	191.7
Interest on finance leases	**10.1**	16.3
Total borrowing costs	**212.7**	221.0
Other financial expenses	**0.9**	9.7
Interest cost on defined benefit scheme obligations	**86.1**	91.9
Total finance costs	**299.7**	322.6

In accordance with IAS 23 borrowing costs of £2.6 million (2009: £nil) that were incurred funding eligible capital projects have been capitalised at an interest rate of 5.65%.

12 Gains/(losses) on financial instruments

	2010 £m	2009 £m
(Loss)/gain on cross currency swaps used as hedging instruments in fair value hedges	**(10.9)**	221.1
Gain/(loss) arising on adjustments for foreign currency debt in fair value hedges	**22.3**	(222.7)
Fair value loss on cash flow hedges transferred from equity	**(7.6)**	(4.9)
Gain/(loss) arising on interest rate swaps where hedge accounting is not applied	**41.9**	(80.5)
	45.7	(87.0)

The group's hedge accounting arrangements are described in note 21 g).

13 Taxation

a) Analysis of tax charge in the year

	2010 £m	2009 £m
Current tax		
Current year at 28%	**71.3**	65.0
Prior year at 28%	**(30.6)**	(12.9)
Total current tax	**40.7**	52.1
Deferred tax		
Origination and reversal of temporary differences – current year	**25.9**	(23.3)
Origination and reversal of temporary differences – prior year	**16.3**	9.2
Exceptional deferred tax	**–**	185.6
Total deferred tax	**42.2**	171.5
Total tax charge	**82.9**	223.6

The Finance Act 2008 included legislation which will prevent the group claiming industrial building allowances on affected assets after 2011. This change is being introduced by reducing the rate of allowance that may be claimed from 1 April 2009 to 31 March 2011 at which point the allowances will be removed. The removal of these allowances resulted in an exceptional deferred tax charge of £185.6 million in the year ended 31 March 2009.

13 Taxation (continued)

b) Factors affecting the tax charge in the year

The tax expense for the current year is lower (2009: higher) than the standard rate of corporation tax in the UK 28%. The differences are explained below:

	2010 £m	2009 £m
Profit on ordinary activities before tax:	**334.4**	167.6
Tax at the standard rate of corporation tax in the UK 28% (2009: 28%)	**93.6**	46.9
Tax effect of expenditure not deductible/(income not taxable) in determining taxable profit	**2.7**	(5.9)
Effect of different rates of tax in overseas jurisdictions	**0.9**	0.7
Adjustments in respect of prior years	**(14.3)**	(3.7)
Exceptional deferred tax	**–**	185.6
Total tax charge	**82.9**	223.6

c) Tax credited directly to equity

In addition to the amount charged to the income statement, the following amounts of tax have been credited directly to equity.

	2010 £m	2009 £m
Current tax		
Tax on share based payments	**(0.3)**	(1.3)
Tax on pension contributions in excess of profit and loss charge	**(0.7)**	(3.8)
Tax on exchange differences on foreign currency hedging	**0.4**	(2.5)
Total current tax credited directly to equity	**(0.6)**	(7.6)
Deferred tax		
Tax on actuarial losses	**(34.1)**	(30.0)
Tax on cash flow hedges	**(1.6)**	(0.9)
Tax on share based payments	**–**	3.3
Total deferred tax credited directly to equity	**(35.7)**	(27.6)

14 Dividends

Amounts recognised as distributions to equity holders in the period:

	2010		2009	
	Pence per share	£m	Pence per share	£m
Final dividend for the year ended 31 March 2009 (2008)	**41.05**	**96.5**	41.29	97.0
Interim dividend for the year ended 31 March 2010 (2009)	**26.71**	**63.2**	26.29	61.8
	67.76	**159.7**	67.58	158.8
Proposed final dividend for the year ended 31 March 2010	**45.61**			

The proposed final dividend is subject to approval by shareholders at the AGM and has not been included as a liability in these financial statements.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

15 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from combining operations attributable to the equity holders of the company.

The calculation of basic and diluted earnings per share is based on the following data:

Earnings

	2010 £m	2009 £m
Earnings for the purpose of basic and diluted earnings per share being: Profit/(loss) for the period attributable to the equity holders of the company	**249.2**	(57.8)

Number of shares

	2010 m	2009 m
Weighted average number of ordinary shares for the purpose of basic earnings per share	**236.0**	234.9
Effect of dilutive potential ordinary shares:		
Share options and LTIPs	**0.3**	0.7
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**236.3**	235.6

Adjusted earnings per share

	2010 Pence	2009 Pence
Adjusted basic earnings per share	**122.8**	92.7
Adjusted diluted earnings per share	**122.6**	92.4

Adjusted earnings per share figures are presented for combining operations. These exclude the effects of deferred tax, gains/(losses) on financial instruments and exceptional items in both 2010 and 2009. The directors consider that the adjusted figures provide a useful additional indicator of performance. The denominators used in the calculations of adjusted basic and diluted earnings per share are the same as those used in the unadjusted figures set out above.

The adjustments to earnings are as follows:

Adjustments to earnings

	2010 £m	2009 £m
Earnings for the purpose of basic and diluted earnings per share	**249.2**	(57.8)
Adjustments for:		
Exceptional items	**49.7**	18.9
Current tax related to exceptional items at 28%	**(5.6)**	(1.8)
(Gains)/losses on financial instruments	**(45.7)**	87.0
Deferred tax	**42.2**	171.5
Earnings for the purpose of adjusted basic and diluted earnings per share	**289.8**	217.8

16 Goodwill

	2010 £m	2009 £m
Cost and net book value		
At 1 April	**63.3**	50.2
Additions	**10.3**	–
Amounts written off	**(0.2)**	–
Exchange adjustments	**(2.8)**	13.1
At 31 March	**70.6**	63.3

Goodwill impairment tests

Goodwill is allocated to the group's cash generating units (CGUs) identified according to country of operation and business segment.

A summary of the goodwill allocation by CGU is presented below:

	2010 £m	2009 £m
Severn Trent Services		
Water Purification US	**27.8**	29.4
Contract Operations US	**12.5**	13.1
UK Services	**–**	0.2
UK Laboratories	**12.0**	12.0
Services Italy	**8.0**	8.6
Apliclor	**10.3**	–
	70.6	63.3

The recoverable amount of a CGU is determined using value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumption underlying these budgets is the revenue growth. Assumptions are determined by management of each CGU based on past experience, current market trends and expectations of future developments.

Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate stated below. The growth rate does not exceed the long term average growth rate for the economy in which the CGU operates. The assumptions used in relation to growth rates beyond the five year period and discount rates were:

	Nominal growth rate		Discount rate	
	2010 %	2009 %	2010 %	2009 %
Water Purification US	**3.0**	3.0	**7.8**	8.7
Contract Operations US	**3.0**	3.0	**8.9**	9.2
UK Laboratories	**3.0**	3.0	**8.9**	9.5
Services Italy	**3.0**	3.0	**10.1**	11.7
Apliclor	**3.0**	–	**10.0**	–

The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the CGU.

Changes in the growth rate outside the five year period or in the discount rate applied to the cash flows could cause the CGUs' carrying amounts to exceed their recoverable amounts. The amount by which the recoverable amount of each CGU exceeded its carrying value and the amount by which the growth rate or discount rate would have to change in order to reduce the recoverable amount of the CGU to its carrying value is set out below.

	Surplus of recoverable amount over carrying amount £m	Change required for recoverable amount to equal carrying amount	
		Growth rate Percentage points	Discount rate Percentage points
Severn Trent Services			
Water Purification US	250.5	(31.9)	13.4
Contract Operations US	25.6	(5.4)	3.7
UK Laboratories	5.0	(0.8)	0.9
Services Italy	17.3	(5.3)	3.6
Apliclor	12.5	(6.3)	3.7

Notes to the group financial statements (continued)

For the year ended 31 March 2010

17 Intangible assets

	Computer software		Other	
	Internally generated £m	Purchased £m	Internally generated £m	Total £m
Cost				
At 1 April 2008	99.6	145.3	19.8	264.7
Additions	12.6	20.8	0.7	34.1
Disposals	(8.0)	(14.9)	–	(22.9)
Transfers	–	2.9	(2.9)	–
Transfers to assets held for sale	–	–	(0.5)	(0.5)
Exchange adjustments	0.1	0.8	1.6	2.5
At 1 April 2009	104.3	154.9	18.7	277.9
Additions	13.1	31.5	3.1	47.7
Acquisitions of businesses	–	0.3	–	0.3
Disposals	–	(1.2)	–	(1.2)
Disposal of businesses	–	(0.1)	(0.1)	(0.2)
Transfers	–	0.1	0.4	0.5
Exchange adjustments	–	(0.2)	(0.3)	(0.5)
At 31 March 2010	**117.4**	**185.3**	**21.8**	**324.5**
Amortisation				
At 1 April 2008	(61.9)	(84.4)	(11.2)	(157.5)
Amortisation for year	(8.4)	(14.6)	(1.2)	(24.2)
Disposals	8.0	16.3	1.0	25.3
Transfers	–	(1.3)	1.3	–
Transfers to assets held for sale	–	–	0.3	0.3
Exchange adjustments	0.3	(0.1)	(0.7)	(0.5)
At 1 April 2009	(62.0)	(84.1)	(10.5)	(156.6)
Amortisations for the year	(9.1)	(14.7)	(1.4)	(25.2)
Exceptional impairment	(2.3)	(3.5)	–	(5.8)
Disposals	–	1.1	–	1.1
Disposal of businesses	–	0.1	0.1	0.2
Exchange adjustments	–	0.2	0.1	0.3
At 31 March 2010	**(73.4)**	**(100.9)**	**(11.7)**	**(186.0)**
Net book value				
At 31 March 2010	**44.0**	**84.4**	**10.1**	**138.5**
At 31 March 2009	42.3	70.8	8.2	121.3

Other assets primarily comprise capitalised development costs and patents.

18 Property, plant and equipment

	Land and buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Cost					
At 1 April 2008	2,188.0	3,880.7	2,685.5	57.0	8,811.2
Additions	146.1	61.5	257.0	9.3	473.9
Disposals	(5.4)	–	(45.3)	(9.5)	(60.2)
Transfers to assets held for sale	(0.3)	–	(3.3)	–	(3.6)
Exchange adjustments	1.6	–	8.2	3.6	13.4
At 1 April 2009	2,330.0	3,942.2	2,902.1	60.4	9,234.7
Additions	162.2	78.7	269.6	10.4	520.9
Acquisition of businesses	0.3	–	0.9	–	1.2
Disposals	(7.4)	–	(22.0)	(10.0)	(39.4)
Disposal of businesses	–	–	(0.3)	–	(0.3)
Transfers	(1.4)	–	1.0	(0.1)	(0.5)
Exchange adjustments	(0.4)	–	(1.7)	(0.7)	(2.8)
At 31 March 2010	**2,483.3**	**4,020.9**	**3,149.6**	**60.0**	**9,713.8**
Depreciation					
At 1 April 2008	(682.1)	(1,020.3)	(1,349.0)	(28.6)	(3,080.0)
Charge for year	(48.6)	(19.9)	(147.7)	(7.5)	(223.7)
Disposals	5.5	–	42.0	7.4	54.9
Transfers to assets held for sale	0.3	–	2.5	–	2.8
Exchange adjustments	(0.9)	–	(5.3)	(2.4)	(8.6)
At 1 April 2009	(725.8)	(1,040.2)	(1,457.5)	(31.1)	(3,254.6)
Charge for year	(51.7)	(25.7)	(150.3)	(8.4)	(236.1)
Exceptional impairment	–	–	(0.8)	–	(0.8)
Acquisition of businesses	–	–	(0.7)	–	(0.7)
Disposals	7.3	–	21.7	8.0	37.0
Transfers	0.9	–	(1.0)	0.1	–
Exchange adjustments	0.2	–	1.2	0.5	1.9
At 31 March 2010	**(769.1)**	**(1,065.9)**	**(1,587.4)**	**(30.9)**	**(3,453.3)**
Net book value					
At 31 March 2010	**1,714.2**	**2,955.0**	**1,562.2**	**29.1**	**6,260.5**
At 31 March 2009	1,604.2	2,902.0	1,444.6	29.3	5,980.1

The carrying amount of property, plant and equipment includes the following amounts in respect of assets held under finance leases:

	Land and buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Net book value					
At 31 March 2010	**–**	**121.1**	**116.4**	**–**	**237.5**
At 31 March 2009	–	122.1	140.9	–	263.0

Property, plant and equipment includes £459.6 million (2009: £571.8 million) in respect of assets in the course of construction for which no depreciation is charged.

Financial statements

Notes to the group financial statements (continued)

For the year ended 31 March 2010

19 Interests in joint ventures

	2010 £m	2009 £m
Group's share of:		
Long term assets	–	–
Current assets	**1.8**	2.0
Current liabilities	**(1.5)**	(1.7)
Amounts due from joint ventures	–	–
	0.3	0.3
Group's share of:		
Turnover	**4.7**	1.6
Operating costs	**(4.7)**	(1.6)
Profit before tax	–	–
Tax	–	–
Profit after tax	–	–

The joint ventures have no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interests in the joint ventures. The group has no capital commitments in relation to its interests in the joint ventures.

Particulars of the group's principal joint venture undertakings at 31 March 2010 are:

Name	Country of incorporation	Proportion of ownership	Proportion of voting power
Cognica Limited	Great Britain	50%	50%
Jackson Water Partnership	USA	70%	See below

The partnership agreement for the Jackson Water Partnership requires that certain key decisions require the unanimous consent of the partners and consequently the partnership has been accounted for as a joint venture.

20 Interests in associates

	2010 £m	2009 £m
At 1 April	**4.8**	4.1
Share of profits	**0.1**	–
Other movements	**(0.3)**	0.7
At 31 March	**4.6**	4.8
Group's share of:		
Total assets	**25.6**	26.4
Total liabilities	**(21.0)**	(21.6)
	4.6	4.8
Turnover	**8.0**	7.0
Profit before tax	**0.1**	–

The associate company has no significant contingent liabilities to which the group is exposed. The group has given guarantees in respect of the associate's borrowings. The guarantees are limited to €11.2 million and the group does not expect any liabilities to arise from these arrangements. The group has no capital commitments in relation to its interests in the associate.

The principal associate at 31 March 2010 was:

Name	Equity interest	Percentage of share capital held	Nature of business
S.I.I. Societa Consortile per Azioni	16,279,127 of €1	30%	Water and sewerage

The country of incorporation and main operation is Italy.

21 Financial instruments

a) Capital management

It is the group's policy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability. The group is funded using a mixture of equity and debt (including fixed rate, index linked and floating rate).

At 31 March the group's equity and debt capital comprised the following:

	2010 £m	2009 £m
Cash and short term deposits	**227.8**	648.1
Bank loans	**(689.8)**	(789.8)
Other loans	**(3,185.9)**	(3,310.9)
Obligations under finance leases	**(300.8)**	(344.4)
Cross currency swaps	**187.3**	237.1
Net debt	**(3,761.4)**	(3,559.9)
Equity attributable to the company's equity shareholders	**(940.7)**	(946.1)
Total capital	**(4,702.1)**	(4,506.0)

b) Categories of financial assets

	2010 £m	2009 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Interest rate swaps	**19.4**	18.1
Derivatives that are designated and effective as hedging instruments carried at fair value		
Cross currency swaps	**187.3**	237.1
Available for sale investments carried at fair value		
Unquoted shares	**0.1**	0.1
Loans and receivables (including cash and cash equivalents)		
Trade receivables	**196.6**	201.1
Short term deposits	**183.7**	586.5
Cash at bank and in hand	**44.1**	61.6
	424.4	849.2
Total financial assets	**631.2**	1,104.5
Disclosed in the balance sheet as:		
Non-current assets		
Derivative financial instruments	**203.8**	225.4
Available for sale financial assets	**0.1**	0.1
	203.9	225.5
Current assets		
Derivative financial instruments	**2.9**	29.8
Cash and cash equivalents	**227.8**	648.1
Trade and other receivables (note 23)	**196.6**	201.1
	427.3	879.0
	631.2	1,104.5

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

c) Categories of financial liabilities

	2010 £m	2009 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Interest rate swaps	**(125.4)**	(162.0)
Foreign exchange forward contracts	**–**	(0.4)
	(125.4)	(162.4)
Derivatives that are designated and effective as hedging instruments carried at fair value		
Interest rate swaps	**(9.5)**	(9.6)
Energy swaps	**(9.8)**	–
	(19.3)	(9.6)
Other financial liabilities		
Bank loans	**(689.8)**	(789.8)
Other loans	**(3,185.9)**	(3,310.9)
Obligations under finance leases	**(300.8)**	(344.4)
Trade payables	**(28.4)**	(46.3)
	(4,204.9)	(4,491.4)
Total financial liabilities	**(4,349.6)**	(4,663.4)
Disclosed in the balance sheet as:		
Non-current liabilities		
Derivative financial instruments	**(140.3)**	(171.6)
Borrowings	**(3,915.6)**	(4,188.9)
	(4,055.9)	(4,360.5)
Current liabilities		
Derivative financial instruments	**(4.4)**	(0.4)
Borrowings	**(260.9)**	(256.2)
Trade payables (note 26)	**(28.4)**	(46.3)
	(293.7)	(302.9)
	(4,349.6)	(4,663.4)

d) Derivative contracts

	2010		2009	
	Asset £m	Liability £m	Asset £m	Liability £m
Cross currency swaps – fair value hedges	**187.3**	**–**	237.1	–
Interest rate swaps – cash flow hedges	**–**	**(9.5)**	–	(9.6)
Energy swaps – cash flow hedges	**–**	**(9.8)**	–	–
Interest rate swaps – derivatives not in a formal hedge relationship	**19.4**	**(125.4)**	18.1	(162.0)
Foreign exchange forward contracts	**–**	**–**	–	(0.4)
Total	**206.7**	**(144.7)**	255.2	(172.0)
Less non-current portion:				
Cross currency swaps – fair value hedges	**184.5**	**–**	207.3	–
Interest rate swaps – cash flow hedges	**–**	**(9.5)**	–	(9.6)
Energy swaps – cash flow hedges	**–**	**(9.7)**	–	–
Interest rate swaps – derivatives not in a formal hedge relationship	**19.3**	**(121.1)**	18.1	(162.0)
Total non-current	**203.8**	**(140.3)**	225.4	(171.6)
Current portion	**2.9**	**(4.4)**	29.8	(0.4)

21 Financial instruments (continued)

e) Fair values of financial instruments

Except as disclosed below, the directors consider that the carrying amount of financial assets and liabilities recorded in the financial statements approximate their fair values.

	31 March 2010		31 March 2009 (restated)	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Borrowings falling due within one year:				
Bank loans – amortised cost	**(201.2)**	**(201.2)**	(100.0)	(102.0)
Other loans – amortised cost	**(1.8)**	**(1.8)**	(1.4)	–
Other loans – fair value	**(10.6)**	**(10.6)**	(111.4)	(111.4)
Obligations under finance leases – amortised cost	**(47.3)**	**(48.9)**	(43.4)	(63.0)
	(260.9)	**(262.5)**	(256.2)	(276.4)
Borrowings falling due after more than one year:				
Bank loans – amortised cost	**(488.6)**	**(477.9)**	(689.8)	(652.8)
Other loans – amortised cost	**(2,016.6)**	**(2,159.2)**	(2,004.0)	(1,814.3)
Other loans – fair value	**(1,156.9)**	**(1,156.9)**	(1,194.1)	(1,194.1)
Obligations under finance leases – amortised cost	**(253.5)**	**(211.4)**	(301.0)	(308.7)
	(3,915.6)	**(4,005.4)**	(4,188.9)	(3,969.9)
	(4,176.5)	**(4,267.9)**	(4,445.1)	(4,246.3)

Discounted future cash flows are used to determine fair values for debt. Discount rates are derived from yield curves based on quoted interest rates and are adjusted for credit risk.

The fair value of group borrowings disclosed at 31 March 2009 has been restated to reflect a change in methodology of estimating the fair value to include an adjustment for the pricing of the group's credit risk. The impact of the change was to reduce the estimated fair value of borrowings at 31 March 2009 by £1,004.4 million.

Fair value measurements recognised in the balance sheet

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Cross currency swaps are valued by reference to quoted forward exchange rates at the balance sheet date and yield curves derived from quoted interest rates matching the maturities of the contracts.

Energy swaps are valued by reference to quoted forward electricity prices at the balance sheet date and yield curves derived from quoted interest rates matching the maturities of the contracts.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

e) Fair values of financial instruments (continued)

2010	Level 1 £m	Level 2 £m	Level 3 £m	**Total £m**
Derivative financial assets				
Cross currency swaps – fair value hedges	–	187.3	–	**187.3**
Interest rate swaps – derivatives not in designated hedging relationships	–	19.4	–	**19.4**
	–	206.7	–	**206.7**
Derivative financial liabilities				
Interest rate swaps – cash flow hedges	–	(9.5)	–	**(9.5)**
Interest rate swaps – derivatives not in designated hedging relationships	–	(125.4)	–	**(129.4)**
Energy swaps – cash flow hedges	–	(9.8)	–	**(9.8)**
	–	(144.7)	–	**(144.7)**
	–	62.0	–	**62.0**

f) Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency and interest rate risk), mainly credit risk, liquidity risk and inflation risk. The group's overall risk management programme addresses the unpredictability of financial markets and seeks to reduce potential adverse effects on the group's financial performance or position.

Financial risks are managed by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas such as exchange rate risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments. Derivative financial instruments are used to hedge exposures to changes in exchange rates and interest rates. The group's policy is that derivative financial instruments are not held for trading.

i) Market risk

The principal market risk that the group is exposed to is fluctuations in interest rates. Since substantially all of the group's profits and net assets arise from Severn Trent Water, which has very limited and indirect exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain 45–90% of its net debt in fixed rate instruments. At 31 March 2010 some 82.4%, of the group's net debt was fixed (2009: 87.6%).

The group manages its cash flow interest rate risk by using floating to fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the terms of the interest rate swaps, the group agrees with other parties to exchange, biannually, the difference between fixed contract and floating rate interest rates calculated by reference to the agreed notional principal amounts. The group has entered into a series of long dated interest rate swaps to hedge future debt. Economically these act to fix debt within the group which is denominated as floating rate, but do not achieve hedge accounting under the strict criteria of IAS 39. This has led to a £41.9 million credit (2009: charge of £80.5 million) in the income statement.

Some of the group's debt is index-linked, that is its cost is linked to changes in the Retail Price Index (RPI). This debt provides an economic hedge for Severn Trent Water's revenues and regulatory asset values that are also RPI linked under its regulatory regime.

21 Financial instruments (continued)

f) Financial risk factors (continued)

Financial liabilities analysed by interest rate after taking account of various interest rate swaps entered into by the group

2010	**Non-interest bearing £m**	**Floating interest rate £m**	**Fixed interest rate £m**	**Index linked £m**	**Total £m**
Bank loans and overdrafts	–	(544.2)	–	(145.6)	**(689.8)**
Other loans	–	(247.5)	(2,029.9)	(908.5)	**(3,185.9)**
Finance leases	–	(141.8)	(159.0)	–	**(300.8)**
Other financial liabilities	(28.5)	–	–	–	**(28.5)**
	(28.5)	(933.5)	(2,188.9)	(1,054.1)	**(4,205.0)**
Impact of interest rate swaps not matched against specific debt instruments	–	835.0	(835.0)	–	–
	(28.5)	(98.5)	(3,023.9)	(1,054.1)	**(4,205.0)**
Weighted average interest rate			5.88%		
Weighted average period for which interest is fixed (years)			10.9		

2009	Non-interest bearing £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Bank loans and overdrafts	–	(501.5)	(140.5)	(147.8)	(789.8)
Other loans	–	(328.6)	(2,089.4)	(892.9)	(3,310.9)
Finance leases	–	(175.6)	(168.8)	–	(344.4)
Other financial liabilities	(46.3)	–	–	–	(46.3)
	(46.3)	(1,005.7)	(2,398.7)	(1,040.7)	(4,491.4)
Impact of interest rate swaps not matched against specific debt instruments	–	720.7	(720.7)	–	–
	(46.3)	(285.0)	(3,119.4)	(1,040.7)	(4,491.4)
Weighted average interest rate			5.90%		
Weighted average period for which interest is fixed (years)			12.1		

Financial assets analysed by interest rates

2010	**Non-interest bearing assets £m**	**Floating interest rate £m**	**Fixed interest rate £m**	**Index linked £m**	**Total £m**
Available for sale financial assets	0.1	–	–	–	**0.1**
Loans and receivables	196.6	–	–	–	**196.6**
Cash and cash equivalents	–	227.8	–	–	**227.8**
	196.7	227.8	–	–	**424.5**

2009	Non-interest bearing £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Available for sale financial assets	0.1	–	–	–	0.1
Loans and receivables	201.1	–	–	–	201.1
Cash and cash equivalents	–	648.1	–	–	648.1
	201.1	648.1	–	–	849.3

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

f) **Financial risk factors** (continued)

Interest rate sensitivity analysis

The sensitivity after tax of the group's profits, cash flow and equity, including the impact on derivative financial instruments, to changes in interest rates at 31 March is as follows:

	2010		2009	
	£m	**£m**	£m	£m
	+1.0%	**-1.0%**	+1.0%	-1.0%
Profit or loss	**(39.2)**	**48.4**	(65.8)	78.8
Cash flow	**18.7**	**(14.9)**	(15.1)	14.0
Equity	**(34.3)**	**44.0**	(67.2)	80.3

Inflation rate sensitivity analysis

The sensitivity after tax of the group's profits and equity to changes in inflation at 31 March is set out in the following table. This analysis excludes any impact on Severn Trent Water's revenues and Regulated Capital Value.

	2010		2009	
	£m	**£m**	£m	£m
	+1.0%	**-1.0%**	+1.0%	-1.0%
Profit or loss	**(7.6)**	**7.6**	(7.5)	7.5
Equity	**(7.6)**	**7.6**	(7.5)	7.5

Exchange rate risk

The group operates internationally and is exposed to foreign exchange risk arising from net investments in foreign operations, primarily with respect to the US dollar and the euro. However, since substantially all of the group's profits and net assets arise from Severn Trent Water, which has very limited and indirect exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

The group has a significant value of foreign currency debt, primarily in yen and euros. To manage the foreign exchange risk arising from foreign currency debt the group enters into cross currency swaps with external parties.

The group's risk management policy is to hedge 100% of all foreign currency denominated debt. At 31 March 2010 all foreign currency denominated debt was hedged (2009: 100%).

Monetary assets and liabilities by currency, excluding functional currency

Certain of the group's subsidiaries operate in markets where the local currency is different from the functional currency of the operation. Exchange risks relating to such operations are managed centrally by Group Treasury through forward exchange contracts to buy or sell currency. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis. The net amount of foreign currency assets and liabilities and the forward contracts that have been taken out to hedge the exchange risks on these assets and liabilities and on future committed transactions are summarised below.

2010	**US dollar £m**	**Euro £m**	**Other £m**	**Total £m**
Functional currency of operation				
Sterling	0.6	0.1	0.1	0.8
Total	**0.6**	**(0.1)**	**0.1**	**0.8**

2009	US Dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	–	(0.6)	–	(0.6)
Euro	28.4	–	–	28.4
Total	28.4	(0.6)	–	27.8

21 Financial instruments (continued)

f) Financial risk factors (continued)

The group's borrowings are denominated in the following currencies after taking account of cross currency swaps

	2010 £m	2009 £m
Sterling	**(4,175.3)**	(4,442.7)
Euro	**(1.2)**	(2.4)
	(4,176.5)	(4,445.1)

The euro denominated borrowings relate to operations in which the euro is the functional currency.

ii) Credit risk

Operationally the group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history, other than in Severn Trent Water Limited, whose operating licence obliges it to supply domestic customers even in cases where bills are not paid. Amounts provided against accounts receivable and movements on the provision during the year are disclosed in note 23.

For financing purposes, derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Credit risk analysis

At 31 March the credit limits and amounts deposited analysed by credit ratings of counterparties were as follows:

	Credit limit		Amount deposited	
Rating	**2010 £m**	2009 £m	**2010 £m**	2009 £m
AAA	**300.0**	400.0	**35.5**	219.8
Double A range	**450.0**	525.0	**89.6**	112.9
Single A range	**525.0**	375.0	**58.6**	253.8
	1,275.0	1,300.0	**183.7**	586.5

The amounts of derivative assets analysed by credit ratings of counterparties were as follows:

	Cross currency swaps		Interest rate swaps not qualifying for hedge accounting	
Rating	**2010 £m**	2009 £m	**2010 £m**	2009 £m
AAA	**–**	–	**–**	–
Double A range	**71.4**	55.0	**19.4**	18.1
Single A range	**115.9**	182.1	**–**	–
	187.3	237.1	**19.4**	18.1

iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash balances and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Group Treasury manages liquidity and flexibility in funding by monitoring forecast and actual cash flows and the maturity profile of financial assets and liabilities and by keeping committed credit lines available.

At the balance sheet date the group had committed undrawn borrowing facilities of £191.7 million expiring between one and two years (2009: £ nil) and £458.3 million (2009: £500 million) expiring between two and five years.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

f) Financial risk factors (continued)

Financial liabilities analysed by maturity date

The following tables detail the group's remaining contractual maturity for its non-derivative net financial liabilities. The information presented is based on the earliest date on which the group can be required to pay and represents the undiscounted cash flow including principal and interest.

2010	within one year £m	between one and two years £m	between two and five years £m	between five and ten years £m	between ten and twenty years £m	after more than twenty years £m	Total £m
Financial liabilities							
Bank loans	(206.0)	(10.4)	(212.7)	(341.9)	(43.1)	(43.1)	(857.2)
Other loans	(142.4)	(142.2)	(743.7)	(1,444.8)	(1,680.0)	(5,320.7)	(9,473.8)
Finance leases	(56.2)	(21.2)	(78.8)	(101.5)	(95.8)	(32.0)	(385.5)
Other financial liabilities	(28.4)	–	–	–	–	–	(28.4)
	(433.0)	(173.8)	(1,035.2)	(1,888.2)	(1,818.9)	(5,395.8)	(10,744.9)
Financial assets							
Trade receivables	196.6	–	–	–	–	–	196.6
Cash and short term deposits	227.8	–	–	–	–	–	227.8
Net	(8.6)	(173.8)	(1,035.2)	(1,888.2)	(1,818.9)	(5,395.8)	(10,320.5)

2009	within one year £m	between one and two years £m	between two and five years £m	between five and ten years £m	between ten and twenty years £m	after more than twenty years £m	Total £m
Financial liabilities							
Bank loans	(122.9)	(17.2)	(432.1)	(350.9)	(46.8)	–	(969.9)
Other loans	(220.9)	(144.3)	(488.2)	(2,200.3)	(1,232.7)	(4,804.7)	(9,091.1)
Finance leases	(56.0)	(58.6)	(77.3)	(132.9)	(106.1)	–	(478.2)
Other financial liabilities	(46.3)	–	–	–	–	–	(46.3)
Total	(446.1)	(220.1)	(997.6)	(2,684.1)	(1,385.6)	(4,852.0)	(10,585.5)
Financial assets							
Trade and receivables	201.1	–	–	–	–	–	201.1
Cash and short term deposits	648.1	–	–	–	–	–	648.1
Net	403.1	(220.1)	(997.6)	(2,684.1)	(1,385.6)	(4,852.0)	(9,736.3)

Other loans includes index linked debt with maturities of up to 57 years. The principal is revalued at fixed intervals and is linked to movements in the retail price index. Interest payments are made biannually based on the revalued principal. The principal repayment equals the revalued amount at maturity. The calculations above are based on forward inflation rates at the balance sheet date.

When the group entered into a £200 million facility it gave certain representations which have subsequently been discovered to be inaccurate. As a result, at 31 March 2010 there was an event of default on this facility and the outstanding amount of £200 million has been classified as current liabilities. This technical default was in the process of being remedied on 27 May 2010.

The following tables detail the group's liquidity analysis for its derivative financial instruments. The tables are based on the undiscounted net cash inflows/(outflows) on the derivative financial instruments that settle on a net basis and the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest and foreign currency rates as illustrated by the forward curves existing at the balance sheet date.

21 Financial instruments (continued)

f) Financial risk factors (continued)

						Financial assets falling due	
2010	**within one year £m**	**between one and two years £m**	**between two and five years £m**	**between five and ten years £m**	**between ten and twenty years £m**	**after more than twenty years £m**	**Total £m**
Instruments settled net							
Interest rate swaps	8.0	6.0	5.5	0.3	–	–	19.8
Instruments settled gross							
Cross currency swaps							
Cash receipts	51.9	48.2	303.7	753.7	56.7	128.9	1,343.1
Cash payments	(33.0)	(43.3)	(244.2)	(630.9)	(38.7)	(60.7)	(1,050.8)
Net cash flow	18.9	4.9	59.5	122.8	18.0	68.2	292.3
Total	**26.9**	**10.9**	**65.0**	**123.1**	**18.0**	**68.2**	**312.1**

						Financial liabilities falling due	
2010	**within one year £m**	**between one and two years £m**	**between two and five years £m**	**between five and ten years £m**	**between ten and twenty years £m**	**after more than twenty years £m**	**Total £m**
Instruments settled net							
Interest rate swaps	(44.5)	(30.4)	(45.4)	(26.1)	(33.4)	(15.8)	(195.6)
Energy swaps	(0.1)	(0.6)	(8.7)	(1.0)	–	–	(10.4)
Instruments settled gross							
Cross currency swaps							
Cash receipts	–	–	–	–	–	–	–
Cash payments	–	–	–	–	–	–	–
Net cash flow	–	–	–	–	–	–	–
Total	**(44.6)**	**(31.0)**	**(54.1)**	**(27.1)**	**(33.4)**	**(15.8)**	**(206.0)**

						Financial assets falling due	
2009	within one year £m	between one and two years £m	between two and five years £m	between five and ten years £m	between ten and twenty years £m	after more than twenty years £m	Total £m
Instruments settled net							
Interest rate swaps	6.3	5.4	6.1	1.8	–	–	19.6
Instruments settled gross							
Cross currency swaps							
Cash receipts	156.7	54.3	221.0	914.6	55.9	159.1	1,561.6
Cash payments	(121.5)	(47.3)	(194.8)	(733.3)	(43.7)	(69.4)	(1,210.0)
Net cash flow	35.2	7.0	26.2	181.3	12.2	89.7	351.6
Total	41.5	12.4	32.3	183.1	12.2	89.7	371.2

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

f) Financial risk factors (continued)

2009	within one year £m	between one and two years £m	between two and five years £m	between five and ten years £m	between ten and twenty years £m	after more than twenty years £m	Total £m
	Financial liabilities falling due						
Instruments settled net							
Interest rate swaps	(33.7)	(31.7)	(39.0)	(3.6)	(66.8)	(42.5)	(217.3)
Instruments settled gross							
Cross currency swaps							
Cash receipts	–	–	–	–	–	–	–
Cash payments	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Total	(33.7)	(31.7)	(39.0)	(3.6)	(66.8)	(42.5)	(217.3)

g) Hedge accounting

The group uses derivative financial instruments to hedge exposures to changes in exchange rates and interest rates. Hedge accounting is adopted for such instruments where the criteria set out in IAS 39 are met.

i) Fair value hedges

The group raises debt denominated in currencies other than sterling – principally Japanese yen and euro. Cross currency swaps are entered into at the time that the debt is drawn down to swap the proceeds into sterling debt bearing interest based on LIBOR in order to mitigate the group's exposure to exchange rate fluctuations. The terms of the receivable leg of the swap closely match the terms of the underlying debt hence the swaps are expected to be effective hedges. At the year end the amounts of cross currency swaps designated as fair value hedges was as follows:

	Notional principal amount		Fair value	
	2010 £m	2009 £m	**2010 £m**	2009 £m
US dollar	**27.0**	27.0	**7.7**	9.9
Euro	**548.0**	550.0	**90.2**	108.9
Yen	**161.0**	205.9	**66.9**	85.7
Czech krona	**47.2**	65.7	**22.5**	25.6
Other	**–**	11.4	**–**	7.0
	783.2	860.0	**187.3**	237.1

21 Financial instruments (continued)

g) **Hedge accounting** (continued)

ii) Cash flow hedges

The group has entered into interest rate swap contracts under which it has agreed to exchange the difference between fixed and floating interest rate amounts calculated on agreed notional principal amounts. Such contracts enable the group to mitigate the risk of changing interest rates on the future cash flow exposures arising from issued variable rate debt. The group also entered into a number of interest rate swap contracts with start dates set at annual intervals throughout the regulatory period. Such contracts enable the group to mitigate the risk of changing interest rates on debt which is highly probable to be issued over the AMP5 period to fund Severn Trent Water's capital programme and have been accounted for as cash flow hedges.

The interest rate swaps settle net on a biannual basis. The floating rate on the interest rate swaps is six months LIBOR.

Details of interest rate swaps that have been accounted for as cash flow hedges are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2010 %**	2009 %	**2010 £m**	2009 £m	**2010 £m**	2009 £m
Less than 1 year	**–**	–	**–**	–	**–**	
1 to 2 years	**–**	4.74	**–**	106.0	**–**	(3.3)
2 to 5 years	**–**	–	**–**	–	**–**	–
5 to 10 years	**–**	–	**–**	–	**–**	–
10 to 20 years	**5.07**	5.18	**493.0**	40.5	**(9.5)**	(6.3)
More than 20 years	**–**	–	**–**	–	**–**	–
			493.0	146.5	**(9.5)**	(9.6)

The group has entered into a series of energy swaps under which it has agreed to exchange the difference between fixed and market prices of electricity at six-monthly intervals between 2013 and 2024.

Details of energy swaps that have been accounted for as cash flow hedges are summarised below:

	Average contract price		Notional contracted amount		Fair value	
Period to maturity	**2010 £/MWh**	2009 £/MWh	**2010 MWh**	2009 MWh	**2010 £m**	2009 £m
Less than 1 year	**35.6**	–	**65,520**	–	**(0.1)**	–
1 to 2 years	**43.9**	–	**196,560**	–	**(1.0)**	–
2 to 5 years	**52.4**	–	**1,275,456**	–	**(8.7)**	–
			1,537,536	–	**(9.8)**	–

Changes in the amounts deferred in equity during the period relating to cash flow hedges were as follows:

	2010 £m	2009 £m
Fair value gains deferred in equity at start of the period	**3.5**	6.4
Fair value losses recognised in equity in the period	**(13.2)**	(7.8)
Fair value losses transferred to finance costs in the period	**7.6**	4.9
Fair value (losses)/gains deferred in equity at end of the period	**(2.1)**	3.5

During the period the group has ceased to account for certain forward start swaps as cash flow hedges because the group was not able to identify specific debt instruments that would enable the strict hedge accounting criteria of IAS 39 to be met when the swaps started. Fair value losses amounting to £3.5 million relating to these swaps that had been taken directly to equity will be transferred to the income statement on a straight line basis over the remaining lives of the swaps. Any future changes in the fair values of the swaps will be recorded in the income statement.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

21 Financial instruments (continued)

g) Hedge accounting (continued)

Details of interest rate swaps that have not been accounted for as cash flow hedges, including those where hedge accounting has been discontinued in the period, are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2010 %**	2009 %	**2010 £m**	2009 £m	**2010 £m**	2009 £m
Less than 1 year	**5.11%**	–	**355.0**	–	**(4.2)**	–
1 to 2 years	**–**	5.66%	**–**	249.0	**–**	(18.6)
2 to 5 years	**–**	–	**–**	–	**–**	–
5 to 10 years	**6.32%**	6.32%	**225.0**	225.0	**(38.6)**	(33.3)
10 to 20 years	**–**	–	**–**	–	**–**	–
20 to 30 years	**5.32%**	5.65%	**455.0**	446.7	**(82.6)**	(110.1)
			1,035.0	920.7	**(125.4)**	(162.0)

Contracts where the group receives fixed interest are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2010 %**	2009 %	**2010 £m**	2009 £m	**2010 £m**	2009 £m
5 to 10 years	**5.18**	5.18	**200.0**	200.0	**19.4**	18.1

22 Inventory

	2010 £m	2009 £m
Inventory and work in progress	**26.5**	30.6

23 Trade and other receivables

	2010 £m	2009 £m
Trade receivables	**288.4**	294.1
Less provision for impairment of receivables	**(91.8)**	(93.0)
Trade receivables net	**196.6**	201.1
Receivables from related parties	**0.2**	0.2
Other amounts receivable	**42.4**	18.4
Prepayments and accrued income	**233.6**	227.4
	472.8	447.1

The carrying values of trade and other receivables are reasonable approximations of their fair values.

Prepayments and accrued income include £26.2 million (2009: £24.2 million) in respect of amounts due from customers for contract work and £43.0 million (2009: £44.2 million) which is recoverable after more than one year.

Credit control policies and procedures are determined at the individual business unit level. By far the most significant business unit of the group is Severn Trent Water Limited, which represents 81% of group turnover and 62% of trade receivables. Severn Trent Water has a statutory obligation to provide water and sewerage services to customers within its region. Therefore there is no concentration of credit risk with respect to its trade receivables and the credit quality of its customer base reflects the wealth and prosperity of all of the commercial businesses and domestic households within its region. None of the other business units are individually significant to the group.

23 Trade and other receivables (continued)

Movements on the doubtful debts provision were as follows:

	2010 £m	2009 £m
At 1 April	**93.0**	83.4
Amounts written off during the year	**(36.3)**	(22.9)
Charge for bad and doubtful debts	**35.2**	31.9
Exchange adjustments	**(0.1)**	0.6
At 31 March	**91.8**	93.0

Included in trade receivables are balances with a carrying amount of £154.5 million (2009: £165.4 million) which were past due at the reporting date but for which no specific provision has been made as the collective impairment recorded against such assets is considered to be sufficient allowance for the risk of non-collection of such balances.

The aged analysis of past due receivables that were not individually impaired is as follows:

	2010 £m	2009 £m
0 – 90 days	**54.1**	60.2
91 – 365 days	**74.3**	67.4
1 – 2 years	**19.3**	22.2
2 – 3 years	**5.9**	7.8
More than 3 years	**0.9**	7.8
Total	**154.5**	165.4

Included in the allowance for doubtful debts are provisions against specific trade receivables amounting to £6.2 million (2009: £12.8 million). The age of the impaired receivables was as follows:

	2010 £m	2009 £m
0 – 90 days	**0.2**	0.1
91 – 365 days	**1.7**	2.6
1 – 2 years	**1.2**	1.5
2 – 3 years	**0.4**	0.8
More than 3 years	**3.1**	8.7
Total	**6.6**	13.7

24 Cash and cash equivalents

	2010 £m	2009 £m
Cash at bank and in hand	**44.1**	61.6
Short term bank deposits	**183.7**	586.5
	227.8	648.1

Of the £183.7 million (2009: £586.5 million) of short term bank deposits, £27.4 million (2009: £31.1 million) is held as security deposits for self-insurance obligations and is not available for use by the group.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

25 Finance leases

Obligations under finance leases are as follows:

	2010 £m	2009 £m
Gross obligations under finance leases	**385.5**	478.2
Less future finance charges	**(84.7)**	(133.8)
Present value of lease obligations	**300.8**	344.4

A maturity analysis of gross obligations under finance leases is presented in note 21.

Net obligations under finance leases fall due as follows:

	2010 £m	2009 £m
Within one year	**47.3**	43.4
In the second year	**12.9**	46.9
In the third to fifth year inclusive	**57.3**	47.7
After more than five years	**183.3**	206.4
Included in non-current liabilities	**253.5**	301.0
	300.8	344.4

The remaining terms of finance leases ranged from 1 to 22 years at 31 March 2010. Interest terms are set at the inception of the lease. Leases with capital outstanding of £154.0 million (2009: £168.4 million) bear fixed interest at a weighted average rate of 5.4% (2009: 5.4%). The lease obligations are secured against the related assets.

There were no contingent rents, escalation clauses or material renewal or purchase options. The terms of the finance leases do not impose restrictions on dividend payments, additional debt or further leasing.

26 Trade and other payables

	2010 £m	2009 £m
Current liabilities		
Trade payables	**28.4**	46.3
Social security and other taxes	**6.0**	6.1
Other payables	**34.9**	34.9
Accruals and deferred income	**394.9**	355.4
	464.2	442.7
Non-current liabilities		
Other payables	**0.3**	0.2
Deferred income	**239.3**	233.5
Accrued expenses	**4.0**	7.4
	243.6	241.1

The directors consider that the carrying value of trade payables is not materially different from their fair values. Accruals and deferred income includes £nil (2009: £6.8 million) in respect of amounts due to customers for contract work.

27 Deferred tax

An analysis of the movements in the major deferred tax liabilities and assets recognised by the group is set out below:

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Tax losses £m	Fair value of financial instruments £m	Other £m	Total £m
At 1 April 2008	862.6	(35.3)	(8.7)	(19.5)	9.2	808.3
Charge to income	202.8	–	1.4	(23.8)	(8.9)	171.5
Charge to equity	–	(30.0)	–	(0.9)	3.3	(27.6)
Exchange differences	0.6	–	(3.2)	–	(1.2)	(3.8)
At 1 April 2009	1,066.0	(65.3)	(10.5)	(44.2)	2.4	948.4
Charge to income	44.2	–	2.7	12.3	(17.0)	42.2
Charge to equity	–	(34.1)	–	(1.6)	–	(35.7)
Transfers	51.0	–	–	–	(51.0)	–
Acquisitions/disposals	0.4	–	–	–	–	0.4
Exchange differences	0.2	–	0.7	–	0.2	1.1
At 31 March 2010	**1,161.8**	**(99.4)**	**(7.1)**	**(33.5)**	**(65.4)**	**956.4**

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	2010 £m	2009 £m
Deferred tax asset to be recovered after more than 12 months	**(13.6)**	(26.2)
Deferred tax asset to be recovered within 12 months	**(4.0)**	(3.6)
	(17.6)	(29.8)
Deferred tax liability to be recovered after more than 12 months	**974.0**	959.4
Deferred tax liability to be recovered within 12 months	**–**	18.8
	974.0	978.2
	956.4	948.4

28 Retirement benefit schemes

Defined benefit schemes

a) Amount included in the balance sheet arising from the group's obligations under defined benefit schemes

	2010 £m	2009 £m
Fair value of scheme assets:		
Equities	**745.7**	542.8
Gilts	**270.8**	236.0
Corporate bonds	**307.0**	230.1
Property	**61.1**	52.1
Cash	**8.4**	14.0
Total fair value of assets	**1,393.0**	1,075.0
Present value of defined benefit obligations – funded schemes	**(1,740.3)**	(1,301.8)
	(347.3)	(226.8)
Present value of defined benefit obligations – unfunded schemes	**(7.6)**	(6.2)
Liability recognised in the balance sheet	**(354.9)**	(233.0)

Notes to the group financial statements (continued)

For the year ended 31 March 2010

28 Retirement benefit schemes (continued)

a) Amount included in the balance sheet arising from the group's obligations under defined benefit schemes

Movements in the fair value of the scheme assets were as follows:

	2010 £m	2009 £m
Fair value at 1 April	**1,075.0**	1,332.3
Expected return on scheme assets	**71.1**	89.8
Contributions from the sponsoring companies	**39.6**	42.0
Contributions from scheme members	**6.8**	8.0
Actuarial gains/(losses) recognised in the statement of comprehensive income	**270.4**	(329.8)
Benefits paid	**(69.9)**	(67.3)
Fair value at 31 March	**1,393.0**	1,075.0

Movements in the present value of the defined benefit obligations were as follows:

	2010 £m	2009 £m
Present value at 1 April	**1,308.0**	1,458.3
Service cost	**14.7**	23.8
Interest cost	**86.1**	91.9
Curtailment costs/settlement costs	**7.4**	–
Contributions from scheme members	**6.8**	8.0
Actuarial losses/(gains) recognised in the statement of comprehensive income	**394.8**	(206.7)
Benefits paid	**(69.9)**	(67.3)
Present value at 31 March	**1,747.9**	1,308.0

Of which:

	2010 £m	2009 £m
Amounts relating to funded schemes	**1,740.3**	1,301.8
Amounts relating to the unfunded scheme	**7.6**	6.2
Present value at 31 March	**1,747.9**	1,308.0

b) Amounts recognised in the income statement in respect of these defined benefit schemes

	2010 £m	2009 £m
Amounts charged to operating costs:		
Current service cost	**(14.7)**	(23.3)
Curtailment charge	**(7.4)**	–
Past service cost	**–**	(0.5)
	(22.1)	(23.8)
Amounts charged to finance costs:		
Interest cost	**(86.1)**	(91.9)
Amounts credited to finance income:		
Expected return on scheme assets	**71.1**	89.8
Total amount charged to the income statement	**(37.1)**	(25.9)

The actual return on scheme assets was a gain of £341.5 million (2009: loss of £240.0 million).

Actuarial gains and losses have been reported in the statement of comprehensive income. The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense since the adoption of IFRSs is a net loss of £220.1 million (2009: net loss of £95.7 million).

28 Retirement benefit schemes (continued)

c) Background

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by trustees. The trustees are required to act in the best interests of the schemes' beneficiaries. A formal actuarial valuation of each scheme is carried out on behalf of the trustees at triennial intervals by an independent professionally qualified actuary. Under the defined benefit schemes, members are entitled to retirement benefits calculated as a proportion (varying between $1/30$ and $1/80$ for each year of service) of their salary for the final year of employment with the group or, if higher, the average of the highest three consecutive years' salary in the last ten years of employment. The final salary sections of all of the pension schemes listed below are closed to new entrants and the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme (STPS)*	31 March 2007
Severn Trent Water Mirror Image Pension Scheme	31 March 2009

* The STPS is by far the largest of the group's UK defined benefit schemes. The Severn Trent Senior Staff Pension Scheme was merged with the STPS on 31 March 2009.

The group has an obligation to pay pensions to a number of former employees, whose benefits would otherwise have been restricted by the Finance Act 1989 earnings cap. Provision for such benefits amounting to £7.6 million (2009: £6.2 million) is included in an unfunded scheme within the retirement benefit obligation.

d) Actuarial assumptions

The major assumptions used in the valuation of the STPS (also the approximate weighted average of assumptions used for the valuations of all group schemes) were as follows:

	2010 %	2009 %
Price inflation	**3.60**	2.90
Salary increases	**4.10**	3.90
Pension decreases in payment	**3.60**	3.00
Pension increases in deferment	**3.60**	2.90
Discount rate	**5.70**	6.70
Long term rate of return on:		
Equities	**8.00**	8.00
Gilts	**4.50**	4.20
Corporate bonds	**5.70**	6.70
Property	**7.00**	6.10
Cash	**4.50**	0.50

The assumption for price inflation is derived from the difference between the yields on longer term fixed rate gilts and on index linked gilts. The discount rate is based on the annualised yield from the iBoxx over 15 year AA rated sterling corporate bond index.

The expected rate of return on scheme assets is based on market expectations at the beginning of the period for returns over the life of the benefit obligation. For gilts and corporate bonds the expected rates of return are based on market yields. For equities, an equity risk premium has been added to the gilt rate.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

28 Retirement benefit schemes (continued)

d) Actuarial assumptions (continued)

The mortality assumptions adopted are based on mortality tables applicable to the sex and year of birth of individual members, with the 'medium cohort' allowance for future improvements in longevity. For men the assumptions are based on the '00' series tables and for women the '92' series, both projected to calendar year 2005 with medium cohort improvements to 2005 and a two year age rating applied. These have been based on a mortality investigation carried out in conjunction with the valuation of the STPS, carried out on behalf of the trustees, as at 31 March 2007.

The life expectancies implied by the mortality assumptions adopted at each year end are as follows

	2010	2009
Age to which current pensioners aged 65 are expected to live		
– men (years)	**85.3**	85.1
– women (years)	**88.6**	88.2
Age to which future pensioners aged 45 at the balance sheet date are expected to live		
– men (years)	**86.5**	85.9
– women (years)	**89.6**	88.9

The calculation of the scheme liabilities is sensitive to the actuarial assumptions and in particular to the assumptions relating to discount rate, price inflation and mortality. The following table summarises the estimated impact on scheme liabilities and service cost resulting from changes to key actuarial assumptions whilst holding all other assumptions constant.

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £34 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £34 million
Mortality	Increase life expectancy by 1 year	Increase by £40 million

e) Contributions to the schemes

Contribution rates are set in consultation with the trustees for each scheme and each participating employer. It is anticipated that normal contributions to the scheme in the year ending 31 March 2011 will be in the order of £30 million and lump sum deficit reduction contributions of £10 million are planned subject to the outcome of the ongoing actuarial valuation.

f) History of actual and expected performance of pension scheme assets and liabilities

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Present value of defined benefit obligations	**(1,747.9)**	(1,308.0)	(1,458.3)	(1,499.7)	(1,624.8)
Fair value of scheme assets	**1,393.0**	1,075.0	1,332.3	1,364.6	1,402.9
Deficit in the schemes	**(354.9)**	(233.0)	(126.0)	(135.1)	(221.9)
Difference between actual and expected return on scheme assets	**270.4**	(329.8)	(125.7)	(10.6)	179.1
Experience adjustments on scheme liabilities	**19.8**	(7.9)	(64.3)	(3.7)	(152.8)

Defined contribution schemes

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The total cost charged to operating costs of £4.5 million (2009: £5.1 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2010, all contributions (2009: 100%) due in respect of the current reporting period had been paid over to the schemes.

29 Provisions

	Restructuring £m	Self insurance £m	Onerous contracts £m	Terminated operations and disposals £m	Other £m	Total £m
At 1 April 2009	1.5	23.2	4.5	5.9	4.5	39.6
Charged to income statement	9.7	5.7	7.5	(0.2)	1.6	24.3
Utilisation of provision	(0.4)	(6.8)	–	(0.2)	(3.2)	(10.6)
Other movements	–	–	0.4	–	–	0.4
Exchange differences	0.1	–	–	0.1	–	0.2
At 31 March 2010	**10.9**	**22.1**	**12.4**	**5.6**	**2.9**	**53.9**

	2010 £m	2009 £m
Included in		
Current liabilities	**25.5**	9.2
Non-current liabilities	**28.4**	30.4
	53.9	39.6

The restructuring provision reflects costs to be incurred in respect of committed restructuring programmes.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 2 u). The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous or loss making contract provision relates to specific contractual liabilities, either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to occur over a period of ten years from the balance sheet date.

Provisions relating to terminated operations and disposals include amounts that it is probable will be paid in respect of claims arising from services performed by these businesses; and the indemnities described in note 37 b).

In 2009 other provisions include £1.8 million relating to third party legal costs incurred in the conclusion of a Severn Trent Services arbitration to settle an interpretation on a long term operating service contract.

30 Share capital

	2010 £m	2009 £m
Total authorised share capital:		
434,139,785 ordinary shares of 97 17/19p (2009: 346,783,834)	**425.0**	339.5
Total issued and fully paid share capital:		
236,585,205 ordinary shares of 97 17/19p (2009: 235,938,946)	**231.6**	231.0

Changes in share capital were as follows:

	Number	£m
Ordinary shares of 97 17/19p		
At 1 April 2009	235,938,946	231.0
Shares issued at 536p, 548p, 592p, 759p, 823p, 862p, 1172p or 1221p under the group's Employee Sharesave Scheme	639,121	0.6
Shares issued at 720p or 738p under the group's Share Option Scheme	7,138	–
At 31 March 2010	**236,585,205**	**231.6**

Financial statements

Notes to the group financial statements (continued)

For the year ended 31 March 2010

31 Share premium

	2010 £m	2009 £m
At 1 April	**71.9**	64.3
Share premium arising on issue of shares for Employee Share Option Scheme	**4.0**	7.6
At 31 March	**75.9**	71.9

32 Other reserves

	Capital redemption reserve £m	Infrastructure reserve £m	Translation exchange reserve £m	Hedging reserve £m	Total other reserves £m
At 1 April 2008	156.1	314.2	(2.5)	(40.4)	427.4
Total comprehensive income/(loss) for the period	–	–	43.3	(2.0)	41.3
At 1 April 2009	156.1	314.2	40.8	(42.4)	468.7
Total comprehensive loss for the period	–	–	(9.1)	(4.0)	(13.1)
At 31 March 2010	**156.1**	**314.2**	**31.7**	**(46.4)**	**455.6**

The capital redemption reserve arose on the redemption of B shares.

The infrastructure reserve arose on restating infrastructure assets to fair value as deemed cost on transition to IFRS.

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

The hedging reserve arises from gains or losses on interest rate swaps taken directly to equity under the hedge accounting provisions of IAS 39 and the transition rules of IFRS 1.

33 Share based payments

The group operates a number of share based remuneration schemes for employees. During the period, the group recognised total expenses of £5.1 million (2009: £5.3 million) related to equity settled share based payment transactions.

The weighted average share price during the period was £10.50 (2009: £12.70).

At 31 March the number of shares that were exercisable under each of the share based remuneration schemes was as follows:

	2010		2009	
	Number of exercisable options/ awards	**Weighted average exercise price**	Number of exercisable options/ awards	Weighted average exercise price
Long Term Incentive Plan	–	–	–	–
Employee Sharesave Scheme	**525,098**	**870p**	626,053	715p
Approved Share Option Scheme	**3,125**	**720p**	4,759	724p
Unapproved Share Option Scheme	**35,259**	**728p**	40,763	728p
	563,482		671,575	

i) Long Term Incentive Plan (LTIP)

Under the LTIP annual conditional awards of shares may be made to executive directors and senior staff. Awards are subject to performance conditions and continued employment throughout the vesting period. Awards have been made on different bases to Severn Trent Plc and Severn Trent Water employees (the LTIP) and to Severn Trent Services employees (the Services LTIP). During the year awards over 163,421 shares (2009: 123,743 shares) with a fair value each of £5.41 (2009: £7.49) were made to 21 employees (2009: 23 employees) under the LTIP.

The Services LTIP awards vest in three equal tranches and are subject to achievement of turnover and profit targets in the years ending 31 March 2011, 2012 and 2013. No awards have been made to employees under the Services LTIP during the year (2009: awards over 118,489 shares to 13 employees).

The LTIP awards are subject to total shareholder return over three years measured relative to the companies ranked 51–150 by market capitalisation in the FTSE Index (excluding investment trusts).

Details of changes in the number of awards outstanding during the year are set out below.

33 Share based payments (continued)

	Number of awards	
	LTIP	Services LTIP
Outstanding at 1 April 2008	894,529	–
Granted during the year	123,743	118,489
Vested during the year	(227,490)	–
Cancelled during the year	(4,799)	–
Lapsed during the year	(203,801)	–
Outstanding at 1 April 2009	582,182	118,489
Granted during the year	163,421	–
Cancelled during the year	(17,131)	(8,049)
Lapsed during the year	(334,989)	–
Outstanding at 31 March 2010	**393,483**	**110,440**

Details of LTIP awards outstanding at 31 March were as follows.

		Number of shares	
Date of grant	Normal date of vesting	**2010**	2009
June 2006	2009	**–**	334,990
July 2007	2010	**121,223**	123,449
July 2008	2011	**153,528**	163,240
July 2008	2012	**36,813**	39,496
July 2008	2013	**36,813**	39,496
July 2009	2012	**155,546**	–
		503,923	700,671

The fair value of the LTIP awards made during the year was calculated using the Monte Carlo method using the principal assumptions set out below:

Assumptions	**2010**	2009
Expected volatility		
Severn Trent Plc	**25%**	17%
– comparator group	**45%**	30%
Correlation between Severn Trent Plc and comparator group	**30%**	30%
Proportion of employees expected to cease employment before vesting	**0%**	0%

Severn Trent share price volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data varied between 10% and 40%.

For the 2009/10 LTIP award and the 2008/09 award the comparator group is the companies ranked 51–150 in the FTSE index. Comparator group volatility was therefore based on observed volatility for the FTSE 250 index. Correlation between Severn Trent and the comparator group was based on the average pairwise correlation for companies in the FTSE 250.

The share price at the grant date was £11.34 (2009: £12.80). The vesting period commences before the grant date. Performance in the vesting period prior to the grant date is taken into account in determining the fair value of the award.

Dividends 'paid' on shares during the vesting period are accumulated during the vesting period and released subject to achievement of the performance condition, in the same manner as the underlying shares. As a result a dividend yield assumption is not required.

The 2009 Services LTIP is based entirely on non-market conditions and hence market assumptions are not required to determine the fair value of the award. For 2010 it has been assumed that performance against the Services LTIP non-market vesting conditions will be 78%.

Details of the basis of the LTIP schemes are set out in the remuneration report on page 50.

ii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the board may grant the right to purchase ordinary shares in the company to those employees who have entered into an HMRC approved Save As You Earn contract for a period of three or five years.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

33 Share based payments (continued)

Details of changes in the number of options outstanding during the year are set out below:

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2008	4,033,637	843p
Granted during the year	1,671,207	862p
Forfeited during the year	(59,628)	937p
Cancelled during the year	(568,290)	1,093p
Exercised during the year	(1,321,735)	660p
Expired during the year	(30,379)	735p
Outstanding at 1 April 2009	3,724,812	887p
Granted during the year	922,888	806p
Forfeited during the year	(95,659)	1,007p
Cancelled during the year	(320,240)	981p
Exercised during the year	(639,121)	715p
Expired during the year	(25,612)	953p
Outstanding at 31 March 2010	**3,637,068**	**899p**

Sharesave options outstanding at 31 March were as follows:

Date of grant	Normal date of exercise	Option price	Number of share options 2010	2009
January 2002	2009	548p	–	69,236
January 2003	2008 or 2010	536p	**73,017**	77,253
January 2004	2009 or 2011	592p	**53,862**	266,288
January 2005	2008, 2010 or 2012	759p	**332,581**	346,747
January 2006	2009, 2011 or 2013	823p	**239,385**	597,749
January 2007	2010, 2012 or 2014	1,172p	**286,787**	351,518
January 2008	2011 or 2013	1,221p	**252,683**	347,912
January 2009	2012 or 2014	862p	**1,411,857**	1,668,109
January 2010	2013 or 2015	808p	**987,096**	–
			3,637,068	**3,724,812**

The fair value of the Sharesave options granted during the year was calculated using the Black-Scholes model. The principal assumptions were as follows:

	2010		2009	
Assumptions	**3 year**	**5 year**	3 year	5 year
Expected volatility	**25%**	**25%**	17%	17%
Risk free rate	**1.80%**	**2.78%**	2.24%	2.74%
Expected dividend yield	**4.0%**	**4.0%**	4.0%	4.0%
Proportion of employees expected to cease employment before vesting	**15.0%**	**17.0%**	15.0%	17.0%
Fair value per share	**264p**	**280p**	272p	268p

Expected volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data was between 10–40%.

The risk free rate is derived from yields at the grant date of gilts of similar duration to the Sharesave contracts.

The proportion of employees expected to cease employment before vesting is based on historically observed data.

The following data was used in the calculation of the fair value of the sharesave options.

	2010		2009	
	3 year scheme	**5 year scheme**	3 year scheme	5 year scheme
Share price at grant date	**1,080p**	**1,080p**	1,189p	1,189p
Vesting period (years)	**3**	**3**	3	5
Option life (years)	**3.5**	**3.5**	3.5	5.5

33 Share based payments (continued)

The number of employees entering into Sharesave contracts and the number of options granted during the year were as follows:

	2010		2009	
	3 year scheme	5 year scheme	3 year scheme	5 year scheme
Number of employees	**1,602**	**563**	2,007	869
Number of options granted	**586,381**	**405,652**	931,272	739,935

iii) Share Incentive Plan (SIP)

Under the SIP the board may grant share awards to employees of group companies. During the year the board has announced that it will make awards under the SIP based on performance against Severn Trent Water's targets for its Key Performance Indicators. Eligible employees will be entitled to shares to a maximum value of £750. It is expected that these awards will be made in August 2010. SIP shares vest with the employees on the date of grant.

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the board has granted directors and other executives options to purchase ordinary shares in the company. No awards have been made under this scheme since July 2003.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2008	12,012	770p
Forfeited during the year	(3,415)	638p
Exercised during the year	(3,838)	899p
Outstanding at 1 April 2009	4,759	724p
Exercised during the year	(1,634)	731p
Outstanding at 31 March 2010	**3,125**	**720p**

Options outstanding under this scheme at 31 March were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2010	Number of shares 2009
June 2001	2004 – 2011	738p	–	1,016
July 2002	2005 – 2012	720p	**3,125**	3,743
			3,125	4,759

v) Unapproved Share Option Scheme

The board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. No awards have been made under this scheme since July 2003.

Details of the movements in the share awards outstanding during the year are as follows:

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2008	49,304	724p
Exercised during the year	(8,541)	670p
Outstanding at 1 April 2009	40,763	728p
Exercised during the year	(5,504)	728p
Outstanding at 31 March 2010	**35,259**	**728p**

Options outstanding under this scheme at 31 March were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2010	Number of shares 2009
July 2001	2004 – 2011	738p	**16,274**	18,848
June 2002	2005 – 2012	720p	**18,985**	21,915
			35,259	40,763

Notes to the group financial statements (continued)

For the year ended 31 March 2010

34 Acquisitions

On 13 May 2009 the group acquired 100 per cent of the issued share capital of PS Apliclor SA for cash consideration of £13.2 million. This transaction has been accounted for by the purchase method of accounting.

	Book value £m	Fair value £m
Net assets acquired:		
Intangible assets	0.2	0.2
Tangible assets	0.4	0.5
Financial assets	–	–
Inventory	1.4	1.4
Accounts receivable	3.7	4.1
Borrowings: amounts falling due within one year	(1.5)	(1.6)
Accounts payable	(1.5)	(1.6)
Borrowings: amounts falling due after more than one year	(0.1)	(0.1)
	2.6	2.9
Goodwill	–	10.3
Total consideration		13.2
Satisfied by:		
Cash		13.2

The goodwill arising on the acquisition of PS Apliclor is attributable to the anticipated profitability of the company.

PS Apliclor contributed £6.7 million to revenue and £0.2 million to profit before tax for the period between the date of acquisition and the balance sheet date.

35 Cash flow statement

a) Reconciliation of operating profit to operating cash flows

	2010 £m	2009 £m
Profit before interest and tax	**507.4**	451.0
Depreciation of property, plant and equipment	**236.1**	223.7
Amortisation of intangible assets	**25.2**	24.2
Exceptional impairment and depreciation	**6.6**	–
Pension service cost	**14.7**	23.8
Pension curtailment cost	**7.4**	–
Pension contributions	**(39.6)**	(42.0)
Share based payments charge	**5.1**	5.3
Profit on sale of property, plant and equipment	**(4.5)**	(4.0)
Loss on disposal of businesses	**1.7**	–
Deferred income released	**(7.4)**	(5.3)
Provisions charged to income statement	**24.2**	10.8
Utilisation of provisions for liabilities and charges	**(10.5)**	(48.9)
Decrease/(increase) in stocks	**3.9**	(2.7)
Increase in debtors	**(26.4)**	(9.2)
(Decrease)/increase in creditors	**(35.9)**	16.8
Cash generated from operations	**708.0**	643.5
Tax (paid)/received	**(53.8)**	1.1
Net cash inflow from operating activities	**654.2**	644.6

b) Non-cash transactions

No additions to property, plant and equipment during the year were financed by new finance leases (2009: £nil).

35 Cash flow statement (continued)

c) Exceptional cash flows

The following cash flows arose from items classified as exceptional in the income statement:

	2010 £m	2009 £m
Restructuring costs	**(15.9)**	(16.2)
Fines and penalties	**(2.0)**	(40.0)
Third party legal costs	**–**	(1.4)
Loss on disposal of business	**(0.9)**	–
	(18.8)	(57.6)

d) Reconciliation of movement in cash and cash equivalents to movement in net debt

	As at 1 April 2009 £m	Cash flow £m	Fair value adjustments £m	RPI uplift on index linked debt £m	Foreign exchange £m	Other non-cash movements £m	**As at 31 March 2010 £m**
Cash and cash equivalents	648.1	(419.9)	–	–	(0.4)	–	**227.8**
Bank loans	(789.8)	100.2	–	2.1	–	(2.3)	**(689.8)**
Other loans	(3,310.9)	78.8	22.3	(15.7)	0.1	39.5	**(3,185.9)**
Finance leases	(344.4)	43.2	–	–	–	0.4	**(300.8)**
Net debt as previously stated	(3,797.0)	(197.7)	22.3	(13.6)	(0.3)	37.6	**(3,948.7)**
Cross currency swaps hedging debt	237.1	–	(10.9)	–	–	(38.9)	**187.3**
Net debt	**(3,559.9)**	**(197.7)**	**11.4**	**(13.6)**	**(0.3)**	**(1.3)**	**(3,761.4)**

36 Contingent liabilities

a) Bonds and guarantees

Group undertakings have entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Disposal of subsidiaries

The group has given certain guarantees and indemnities in relation to disposals of businesses.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete SA (Veolia) alleging breach of warranty in relation to the disposal of Biffa Belgium. The group has subsequently received notice from Veolia of a further claim for €5 million relating to the same matter. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter. Following a hearing in the Commercial Court in Belgium in February 2010, the Court rendered judgment in favour of the group on 1 April 2010 and declared all of Veolia's claims to be unfounded.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

Notes to the group financial statements (continued)

For the year ended 31 March 2010

37 Financial and other commitments

a) Investment expenditure commitments

	2010 £m	2009 £m
Contracted for but not provided in the financial statements	**321.0**	181.7

In addition to these contractual commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services (Ofwat) and to provide for growth in demand for water and sewerage services.

b) Leasing commitments

At the balance sheet date the group had outstanding commitments for future minimum operating lease payments under non-cancellable operating leases, which fall due as follows:

	2010 £m	2009 £m
Within one year	**4.9**	6.8
In the second to fifth years inclusive	**9.0**	13.4
After more than five years	**4.9**	8.2
	18.8	28.4

Operating lease payments represent rentals payable by the group for certain of its office properties, plant and equipment.

38 Post balance sheet events

Following the year end the board of directors has proposed a final dividend of 45.61 pence per share. Further details of this are shown in note 14.

39 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not included in this note. Transactions between the group and its associates and joint ventures are disclosed below.

Trading transactions

	Sale of goods		Purchase of goods		Amounts due from related parties		Amounts due to related parties	
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
Cognica	–	–	**0.1**	0.1	–	–	–	–
SII	**10.5**	9.4	–	–	**15.5**	13.8	–	–
Jackson Water Partnership	**5.0**	1.4	–	–	**1.5**	1.7	–	–
	15.5	10.8	**0.1**	0.1	**17.0**	15.5	–	–

The related parties are associates and joint ventures in which the group has a participating interest.

Remuneration of key management personnel

Key management personnel comprise the members of STEC.

The remuneration of the directors is included within the amounts disclosed below. Further information about the remuneration of individual directors is provided in the audited part of the Directors' remuneration report on pages 54 to 57.

	2010 £m	2009 £m
Short term employee benefits	**5.5**	6.2
Post employment benefits	**0.6**	0.7
Termination benefits	**0.3**	–
Share based payments	**0.5**	0.8
	6.9	7.7

40 Principal subsidiary undertakings and their directors

Details of the principal operating subsidiaries are given below. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

Severn Trent Water

Severn Trent Water Limited
2297 Coventry Road,
Birmingham B26 3PU
Telephone 0121 722 4000

Directors

Sir John Egan	M J Lamb
A J Ballance	M J Kane
B Bulkin	M J E McKeon
R H Davey	Baroness Noakes
A J Duff	A P Smith
G Fryett	A P Wray

Severn Trent Services

Severn Trent Services Inc.
Suite 300, 580 Virginia Drive,
Fort Washington, Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors

D L Chester　L F Graziano

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row,
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors

D L Chester	K J Kelly
L F Graziano	

Severn Trent Services Limited
Arley Drive, Birch Coppice Business Park,
Dorden, Tamworth, B78 1SA
Telephone 01827 266000

Directors

L F Graziano	K A A Porritt
R C McPheely	P M Senior

Severn Trent Water Purification Inc.
3000 Advance Lane,
Colmar, Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors

D L Chester	K J Kelly
L F Graziano	

Severn Trent Services International Limited
2308 Coventry Road,
Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

L F Graziano	K A A Porritt
R C McPheely	P M Senior

C2C Services Limited
(80% owned)
2308 Coventry Road,
Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

D Godfrey	R J Phillips
A J Handford	W G Weatherdon
B M Horner	E A Wilson

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue,
Coventry CV4 9GU
Telephone 0247 642 1213

Directors

L F Graziano	K A A Porritt
R C McPheely	P M Senior

Other businesses

Derwent Insurance Limited
6A Queensway, PO Box 64,
Gibraltar
Telephone 00 350 200 47529
(Insurance company, incorporated and operational in Gibraltar)

Directors

J Davies	F B Smith
N Feetham	F White

Severn Trent Luxembourg Overseas Holdings SA
1A rue Thomas Edison L-1445 Strassen,
Luxembourg
(Finance company, registered and operational in Luxembourg)

Directors

D L Chester	X Pauwels
L F Graziano	D Robyns
M J E McKeon	F B Smith

Country of incorporation, and main operation is Great Britain and registration is England and Wales unless otherwise stated. All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

As at 27 May 2010

Independent auditors' report to the members of Severn Trent Plc

We have audited the parent company financial statements of Severn Trent plc for the year ended 31 March 2010 which comprise the company balance sheet, the company statement of total recognised gains and losses and the related notes 1 to 19. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the parent company financial statements:

- give a true and fair view of the state of the parent company's affairs as at 31 March 2010;
- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- have been prepared in accordance with the requirements of the Companies Act 2006

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matter where the Companies Act 2006 requires us to report to you, if in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the group financial statements of Severn Trent plc for the year ended 31 March 2010.

Douglas King (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
27 May 2010

Company balance sheet

At 31 March 2010

	Note	2010 £m	2009 £m
Fixed non-current assets			
Tangible fixed assets	2	**0.4**	0.5
Investments in subsidiaries	3	**3,609.3**	3,390.7
Derivative financial instruments		**21.0**	22.4
		3,630.7	3,413.6
Current assets			
Debtors	4	**56.3**	58.8
Derivative financial instruments		**2.8**	17.7
Cash at bank and in hand		**239.0**	418.0
		298.1	494.5
Creditors: amounts falling due within one year	5	**(746.1)**	(1,041.3)
Net current liabilities		**(448.0)**	(546.8)
Total assets less current liabilities		**3,182.7**	2,866.8
Creditors: amounts falling due after more than one year	6	**(466.6)**	(143.1)
Net assets		**2,716.1**	2,723.7
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	8	**231.6**	231.0
Share premium account	9	**75.9**	71.9
Other reserves	10	**148.6**	146.3
Retained earnings	11	**2,260.0**	2,274.5
Equity attributable to the company's equity shareholders	11	**2,716.1**	2,723.7

Signed on behalf of the board who approved the accounts on 27 May 2010.



Sir John Egan
Chairman



Michael McKeon
Finance Director

Company number: 2366619

Company statement of total recognised gains and losses

For the year ended 31 March 2010

	2010 £m	2009 £m
Transfers		
Transfers to profit and loss account on cash flow hedges	**3.2**	3.2
Deferred tax on transfers to profit and loss account	**(0.9)**	(0.9)
	2.3	2.3
Profit for the period	**140.0**	113.3
Total recognised gains and losses for the period	**142.3**	115.6

Notes to the company financial statements

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and in accordance with applicable United Kingdom Accounting Standards and comply with the requirements of the United Kingdom Companies Act 2006 (the Act).

b) Tangible fixed assets and depreciation

Tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30 – 60
Vehicles, computers and software	2 – 15

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period. All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

d) Impairment of fixed assets and investments

Impairments of fixed assets and investments are calculated as the difference between the carrying values of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

e) Financial instruments

The company has taken advantage of the exemption in FRS29: "Financial Instruments: Disclosures" not to provide the detailed disclosures of financial instruments set out in that standard since these are provided on a consolidated basis in the group financial statements.

i) Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the profit and loss account (see below).

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

ii) Derivative financial instruments and hedging activities

The company uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the profit and loss account where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in reserves, and the ineffective portion in the profit and loss account. The gains or losses deferred in reserves in this way are recycled through the profit and loss account in the same period in which the hedged underlying transaction or firm commitment is recognised in the profit and loss account.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the profit and loss account in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in reserves is kept in reserves until the forecast transaction occurs, or transferred to the profit and loss account if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract or the host contract is not carried at fair value with gains and losses reported in the profit and loss account.

1 Accounting policies (continued)

f) Investments

Investments in subsidiary undertakings are held at historical cost.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in reserves is taken to the profit and loss account.

Other investments are classified as held to maturity when the company has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the profit and loss account.

g) Share based payments

The company operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using a pricing model, excluding the impact of any non-market conditions. The number of awards expected to vest takes into account non-market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non-market based condition.

h) Cash flow statement

The company has taken advantage of the exemption under Financial Reporting Statement 1 'Cash flow statements' and not produced a cash flow statement.

i) Deferred taxation

Deferred taxation is fully provided for in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate.

j) Pensions

The company participates in the group's defined benefit and defined contribution pension schemes, details of which are set out in note 28 to the group financial statements. However, the company is currently unable to identify its share of assets and liabilities relating to the defined benefit schemes. The pension costs charged against the operating profit are the contributions payable to the scheme in respect of the accounting period in respect of the defined benefit and defined contribution schemes.

2 Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2009	0.7	0.5	1.2
Additions	–	0.1	0.1
At 31 March 2010	**0.7**	**0.6**	**1.3**
Depreciation			
At 1 April 2009	(0.7)	–	(0.7)
Charge for year	–	(0.2)	(0.2)
At 31 March 2010	**(0.7)**	**(0.2)**	**(0.9)**
Net book value			
At 31 March 2010	**–**	**0.4**	**0.4**
At 31 March 2009	–	0.5	0.5

3 Investments

	Subsidiary undertakings		
	Shares £m	Loans £m	Total £m
At 1 April 2009	3,225.2	165.5	3,390.7
Additions/loans advanced	62.9	155.7	218.6
At 31 March 2010	**3,288.1**	**321.2**	**3,609.3**

Details of the principal subsidiaries of the company are given in note 40 of the group financial statements.

Financial statements

Notes to the company financial statements (continued)

4 Debtors

	2010 £m	2009 £m
Amounts owed by group undertakings	**3.5**	31.6
Deferred tax	**10.1**	11.8
Corporation tax recoverable	**38.3**	15.4
Other debtors	**0.1**	–
Prepayments and accrued income	**4.3**	–
	56.3	58.8

5 Creditors: amounts falling due within one year

	2010 £m	2009 £m
Bank overdrafts	**91.4**	24.7
Other loans	**10.6**	65.3
Borrowings (note 7)	**102.0**	90.0
Derivative financial instruments	**2.0**	–
Trade creditors	**0.2**	–
Amounts due to group undertakings	**635.5**	936.5
Other creditors	**5.6**	6.0
Taxation and social security	**–**	–
Accrued expenses	**0.8**	8.8
	746.1	1,041.3

6 Creditors: amounts falling due after more than one year

	2010 £m	2009 £m
Borrowings – other loans (note 7)	**77.8**	86.9
Amounts due to group undertakings	**350.2**	10.4
Derivative financial instruments	**38.6**	45.8
	466.6	143.1

7 Borrowings

Borrowings analysed by maturity date

	2010 £m	2009 £m
Borrowings due within one year	**102.0**	90.0
Borrowings due after one year:		
Between one and two years	**–**	10.6
Between two and five years	**55.8**	21.5
After more than five years	**22.0**	54.8
Total borrowings due after one year	**77.8**	86.9
	179.8	176.9

7 Borrowings (continued)

Financial liabilities analysed by interest rate after taking into account of interest rate swaps entered into by the company

2010	**Non-interest bearing liabilities £m**	**Floating interest rate £m**	**Fixed interest rate £m**	**Total**
Bank loans and overdrafts	–	91.4	–	**91.4**
Other loans	–	88.4	–	**88.4**
Other financial liabilities	0.2	–	–	**0.2**
	0.2	179.8	–	**180.0**
Impact of interest rate swaps not matched against specific debt instruments	–	(300.0)	300.0	**–**
	0.2	120.2	300.0	**180.0**
Weighted average interest rate			6.3%	
Weighted average period for which interest is fixed (years)			4.2	

2009	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Total
Bank loans and overdrafts	–	24.7	–	24.7
Other loans	–	152.2	–	152.2
Finance leases	–	–	–	–
Other financial liabilities	–	–	–	–
	–	176.9	–	176.9
Impact of interest rate swaps not matched against specific debt instruments	–	(300.0)	300.0	–
	–	(123.1)	300.0	176.9
Weighted average interest rate			6.4%	
Weighted average period for which interest is fixed			5.2	

The company's borrowings are denominated in sterling, after taking into account cross currency swaps the company has entered into. There is no difference between the book value and the fair value of the company's borrowings.

The fair values are based on expected future cash flows discounted using zero coupon forward interest rates related to the expected timing of payments.

At the balance sheet dates the company had committed undrawn borrowing facilities of £41.7 million (2009: nil) expiring between one and two years and £458.3 million (2009: £500 million) expiring between two and five years (2009: two and five years).

Notes to the company financial statements (continued)

8 Share capital

	2010 £m	2009 £m
Total authorised share capital: 434,139,785 ordinary shares of 97 17/19p (2009: 346,783,834 ordinary shares of 97 17/19p)	**425.0**	339.5
Total issued and fully paid share capital: 236,585,205 ordinary shares of 97 17/19p (2009: 235,938,946 ordinary shares of 97 17/19p)	**231.6**	231.0

Changes in share capital were as follows:

	Number	£m
Ordinary shares of 97 17/19p		
At 1 April 2009	235,938,946	231.0
Shares issued at 536p, 548p, 592p, 759p, 823p, 862p, 1172p or 1221p under the group's Employee Sharesave Scheme	614,269	0.6
Shares issued at 720p and 738p under the group's Share Option Scheme	3,548	–
At 31 March 2010	**236,556,763**	**231.6**

9 Share premium

	2010 £m	2009 £m
At 1 April	**71.9**	64.3
Share premium arising on issue of shares for Employee Share Option Scheme	**4.0**	7.6
At 31 March	**75.9**	71.9

10 Other reserves

	Capital redemption reserve £m	Hedging reserve £m	Total other reserves £m
At 1 April 2008	156.1	(12.1)	144.0
Transfers to the profit and loss account on cash flow hedges	–	2.3	2.3
At 1 April 2009	156.1	(9.8)	146.3
Transfers to the profit and loss account on cash flow hedges	–	2.3	2.3
At 31 March 2010	**156.1**	**(7.5)**	**148.6**

The capital redemption reserve arose on the repurchase of B shares. This is not distributable.

11 Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m
At 1 April 2008	229.7	64.3	144.0	2,314.9	2,752.9
Cash flow hedges					
– Transfers to net profit	–	–	2.3	–	2.3
Share options and LTIPs					
– proceeds from shares issued	1.3	7.6	–	–	8.9
– value of employees' services	–	–	–	0.1	0.1
– awards granted by subsidiaries	–	–	–	5.2	5.2
– tax and social security paid on awards vesting	–	–	–	(0.2)	(0.2)
Net profit for the year	–	–	–	113.3	113.3
Dividends	–	–	–	(158.8)	(158.8)
At 1 April 2009	231.0	71.9	146.3	2,274.5	2,723.7
Cash flow hedges					
– Transfers to net profit	–	–	2.3	–	2.3
Share options and LTIPs					
– proceeds from shares issued	0.6	4.0	–	–	4.6
– awards granted by subsidiaries	–	–	–	5.2	5.2
Net profit for the year	–	–	–	140.0	140.0
Dividends	–	–	–	(159.7)	(159.7)
At 31 March 2010	**231.6**	**75.9**	**148.6**	**2,260.0**	**2,716.1**

In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and is not considered likely to be distributable. As permitted by Section 408 of the Companies Act 2006, no profit or loss account is presented for the company.

12 Employee costs and auditors' remuneration

	2010 £m	2009 £m
Wages and salaries	**1.2**	1.4
Social security costs	**0.1**	0.1
Pension costs	**0.8**	2.8
Total employee costs	**2.1**	4.3

For details of directors' remuneration see the Directors' remuneration report on pages 54 to 57.

Auditors' fees in respect of the company were £76,000 (2009: £77,000). For full details of the fees paid to the auditors by the group, see note 7 to the group financial statements.

Fees payable to Deloitte LLP and their associates for non-audit services to the company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.

13 Employee numbers

Average number of employees of the company (including executive directors) during the year was 11 (2009: 10). All were based in the United Kingdom.

14 Employee share schemes

For details of employee share schemes and options granted over the shares of the company, see note 33 of the consolidated financial statements. Details of LTIP conditional awards and share options granted by the company to its employees are set out below.

The company has charged £nil (2009: £0.1 million) to the profit and loss account in respect of share based payments.

Notes to the company financial statements (continued)

14 Employee share schemes (continued)

At 31 March the number of options that were exerciseable under each of the share based remuneration schemes was as follows:

	2010		2009	
	Number of exercisable options/ awards	**Weighted average exercise price**	Number of exercisable options/ awards	Weighted average exercise price
Long Term Incentive Plan	–	–	–	–
Employee Sharesave Scheme	**161**	**1,172p**	1,237	598p
	161		1,237	

i) Long Term Incentive Plan (LTIP)

Changes in the number of awards outstanding during the year:

	Number of awards
Outstanding at 1 April 2008	423,554
Granted during the year	3,566
Vested during the year	(50,770)
Lapsed during the year	(64,590)
Transferred to other group companies	(231,620)
Outstanding at 1 April 2009	80,140
Granted during the year	4,813
Vested during the year	–
Lapsed during the year	(76,574)
Transferred to other group companies	–
Outstanding at 31 March 2010	**8,379**

Awards outstanding at 31 March were:

		Number of shares	
Date of grant	Normal date of vesting	**2010**	2009
July 2006	2009	–	76,574
July 2007	2010	–	–
July 2008	2011	**3,566**	3,566
July 2009	2012	**4,813**	–
		8,379	80,140

ii) Employee Sharesave Scheme

Changes in the number of options outstanding during the year:

	Number of share options	Weighted average exercise price
Outstanding at 31 March 2008	3,083	780p
Cancelled during the year	(461)	1,172p
Exercised during the year	(1,146)	809p
Forfeited during the year	(239)	823p
Outstanding at 31 March 2009	1,237	598p
Cancelled during the year	449	806p
Exercised during the year	(1,237)	598p
Transferred from other companies	4,107	874p
Outstanding at 31 March 2010	**4,556**	**867p**

14 Employee share schemes (continued)

Options outstanding at 31 March were:

Date of grant	Normal date of vesting	Option price	Number of shares 2010	2009
January 2002	2009	548p	–	1,010
January 2006	2009, 2011 or 2013	823p	–	227
January 2007	2010, 2012 or 2014	1,172p	**161**	–
January 2009	2012 or 2014	862p	**3,946**	–
January 2010	2013 or 2015	808p	**449**	–
			4,556	1,237

15 Pensions

The company operates two defined benefit schemes (being the Severn Trent Pension Scheme and the Severn Trent Water Mirror Image Pension Scheme). In addition, the group operates an unfunded arrangement for certain employees whose earnings are above the pension cap.

Further details regarding the operation of these schemes are given in note 28 of the group financial statements.

The company is currently unable to identify its share of the underlying assets and liabilities from the group's defined benefit schemes, and hence it continues to account for the cost of contributions as if the scheme was a defined contribution scheme.

The pension charge for the year was £0.8 million (2009: £2.9 million).

16 Related party transactions

The company has taken advantage of the exemption under FRS 8 and not disclosed details of transactions with other undertakings within the Severn Trent group of companies.

17 Contingent liabilities

a) Bonds and guarantees

The company has entered into bonds and guarantees in the normal course of business. No liabilities are expected to arise in respect of either the bonds or guarantees.

b) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each others' overdrawn balances to the extent of their credit balances, which can be offset against balances of participating companies.

18 Post balance sheet events

On 27 May 2010 the board of directors proposed a final dividend of 45.61 pence per share.

19 Dividends

For details of the dividends paid in 2009/10 and 2008/09 see note 14 in the group financial statements.

Five year summary

Continuing operations	2010 £m	2009 (restated) £m	2008 (restated) £m	2007 (restated) £m	2006 (restated) £m
Turnover	**1,703.9**	1,642.2	1,552.4	1,480.2	1,455.3
Profit before interest, tax and exceptional items	**557.1**	469.9	469.5	405.3	393.0
Net exceptional items	**(49.7)**	(18.9)	(68.8)	24.7	(15.7)
Net interest payable before gains/(losses) on financial instruments	**(218.8)**	(196.4)	(177.4)	(153.8)	(163.9)
Gains/(losses) on financial instruments	**45.7**	(87.0)	(31.0)	48.8	(36.7)
Results of associates and joint ventures	**0.1**	–	0.1	0.5	1.1
Profit on ordinary activities before taxation	**334.4**	167.6	192.4	325.5	177.8
Current taxation on profit on ordinary activities	**(40.7)**	(52.1)	(56.2)	(58.5)	(61.5)
Deferred taxation	**(42.2)**	(171.5)	74.4	(18.4)	7.3
Profit/(loss) on ordinary activities after taxation	**251.5**	(56.0)	210.6	248.6	123.6
Discontinued	**–**	–	0.8	20.0	99.4
Profit/(loss) for the period	**251.5**	(56.0)	211.4	268.6	223.0
Net assets employed					
Fixed assets	**6,474.6**	6,169.9	5,892.9	5,675.5	6,391.6
Other net liabilities excluding net debt, retirement benefit obligation and provisions	**(275.7)**	(287.2)	(217.3)	(242.9)	(212.2)
Derivative financial instruments[1]	**(125.3)**	(153.9)	(26.1)	(41.6)	(96.1)
Retirement benefit obligation	**(354.9)**	(233.0)	(165.6)	(135.1)	(221.9)
Provisions for liabilities and charges and deferred tax	**(1,010.3)**	(988.0)	(885.5)	(930.0)	(980.4)
Net assets held for sale	**–**	4.2	–	–	13.0
	4,708.4	4,512.0	4,598.4	4,325.9	4,894.0
Financed by					
Called up share capital	**231.6**	231.0	229.7	228.3	227.2
Reserves	**709.1**	715.1	971.3	905.9	1,669.2
Total shareholders' funds	**940.7**	946.1	1,201.0	1,134.2	1,896.4
Minority shareholders' interests	**6.3**	6.0	4.2	3.1	2.6
Net debt[2]	**3,761.4**	3,559.9	3,393.2	3,188.6	2,995.0
	4,708.4	4,512.0	4,598.4	4,325.9	4,894.0
Statistics					
Earnings loss per share (continuing) – pence	**105.6**	(24.6)	89.3	106.1	52.9
Adjusted earnings per share – pence	**123.1**	92.7	97.8	82.4	70.4
Dividends per share (excluding special dividend) – pence	**72.32**	67.34	65.63	61.45	51.13
Dividend cover (before exceptional items and deferred tax)	**4.6**	1.4	1.5	1.3	1.4
Gearing	**79.9%**	78.9%	74.0%	73.3%	60.9%
Ordinary share price at 31 March – pence	**1,195**	990	1,419	1,434	1,117
Average number of employees					
– Severn Trent Water	**5,686**	5,624	5,569	5,289	5,188
– other	**3,102**	3,144	2,814	7,172	11,124

1 Excludes hedging instruments

2 Includes hedging instruments

The prior years have been restated as the group's definition of net debt has been amended to include cross currency swaps where the swap is the hedging instrument in a fair value hedge. These are issued to convert the proceeds of debt raised in foreign currency into sterling. This broadly eliminates the impact of the revaluation of the debt which results from hedge accounting and consequently the restated net debt figure is a better representation of the group's debt obligations.

The amounts for 2006 have also been restated to exclude the results of discontinued operations

Gearing has been calculated as net debt divided by the sum of equity and net debt.

Information for shareholders

Electronic communications and our website

At the 2007 AGM a resolution, amending the Articles of Association, was passed allowing the company to communicate with shareholders either via the Severn Trent Plc website or by post. The company last wrote to shareholders in April 2008 asking that they choose to either:

- provide an email address to receive notifications when shareholder documentation is made available on the website; or
- continue to receive shareholder documentation in hard copy by returning the personalised reply card.

If the completed card was not returned then, in accordance with the Companies Act 2006, shareholders were deemed to have agreed to receive shareholder documentation via the website. These shareholders, and those who have positively elected for website communication, will receive, immediately prior to the publication date, notification whenever shareholder documents are available to view on the website at www.severntrent.com

Shareholders may receive electronic communications either:

- via email – this option is available though Shareview. Shareholders will receive an email notification when a new document is made available; or
- via our website – shareholders will receive a notification by post when a new document is made available.

The electronic arrangements enable shareholders to access information immediately as it becomes available. By using electronic communications the company is also able to both reduce its impact on the environment from reducing the use of paper and the energy required for publication and distribution, and benefit from savings associated with reduced printing and mailing costs.

Shareholders who register to receive shareholder documentation from Severn Trent Plc electronically can:

- view the Annual Report and Accounts on the day it is published;
- receive an email alert when shareholder documents are available;
- cast their AGM vote electronically; and
- manage their shareholding quickly and securely online, through Shareview.

Shareholders who receive such a notification are entitled to request a hard copy of the document and may also change the way they receive communications, at any time, by contacting Equiniti. Visit www.shareview.co.uk for more information and to register for electronic shareholder communications.

We will periodically consult with shareholders to check how they wish to receive information from us and a shareholder is taken to have agreed to website communications if a response has not been received.

Notwithstanding any election, the company may, at its sole and absolute discretion, send any notification or information to shareholders in hard copy form.

Our website also provides company news and information, together with links to our operational businesses' websites. The Investor Centre on the website contains up to date information for shareholders including:

- comprehensive share price information;
- financial results;
- a history of dividend payment dates and amounts; and
- access to current and historical shareholder documents such as the Annual Report and Accounts.

Severn Trent shareholder helpline

The company's registrar is Equiniti Limited. Equiniti's main responsibilities include maintaining the shareholder register and making dividend payments.

If you have any queries on the following matters you can contact Equiniti via one of the methods below:

- transfer of shares;
- change of name or address;
- lost share certificate;
- lost or out of date dividend cheques and other dividend queries;
- death of the registered holder of shares; or
- any other query relating to your Severn Trent shareholding.

Registrar contact details:

Telephone: 0871 384 2967*
Overseas enquiries: +44 121 415 7044
Text phone: 0871 384 2255*
By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
Email: severntrent@equiniti.com

* Calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

Dividend payments directly into bank accounts

Dividends can be paid automatically into your bank or building society account. This service has a number of benefits:

- no risk of the dividend cheque being lost in the post;
- the dividend payment is cleared more quickly as the cash is paid directly into the account on the payment date without the need to pay in the cheque and wait for it to clear; and
- since the 2009/10 financial year, a single consolidated tax voucher is issued annually in February in time for your self assessment tax return.

To take advantage of this service or for further details contact Equiniti or visit www.shareview.co.uk

Dividend reinvestment plan

A dividend reinvestment plan was introduced in July 2009.

The plan gives shareholders the option of using their dividend payments to buy more Severn Trent Plc shares instead of receiving cash. If you would like to participate in the plan, please request a dividend reinvestment plan mandate from Equiniti Financial Services Limited.

Telephone: 0871 384 2268*

Lines are open from 8.30am to 5.30pm Monday to Friday.

Telephone number from outside the UK: +44 121 415 7058

Overseas dividend payments

Shareholders in over 30 countries have the opportunity to receive Severn Trent dividends in their local currency. For a small administration fee, shareholders can have their dividends automatically converted from sterling and paid into their bank account, normally within five working days of the dividend payment date. Please call +44 121 415 7044 for further details.

Information for shareholders (continued)

Amalgamating different share accounts

Shareholders with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the registrar to amalgamate their holdings.

Lost investors

During 2009/10 we have appointed ProSearch to look for investors who have failed to keep their details up to date. We have unclaimed funds waiting to be claimed. Shareholders are reminded that if they move house they need to contact Equiniti and advise them of their new address.

Buying and selling shares in the UK

If you wish to buy or sell certificated Severn Trent shares, you will need to use a stockbroker or high street bank which trades on the London Stock Exchange. There are also many telephone and online services available to you. If you are selling, you will need to present your share certificate at the time of sale. Details of low cost dealing services may be obtained from www.shareview.co.uk or 0845 603 7037.

Share price information

Shareholders can find share price information on our website and in most national newspapers. Ceefax, where available, also display share prices that are updated regularly throughout the trading day. For a real-time buying or selling price, you should contact a stockbroker.

Gifting your shares

To transfer your shares to another member of your family as a gift, please request a gift transfer form from Equiniti. The completed transfer form together with the relevant share certificate(s) should be returned to Equiniti to record the change in ownership.

If you have a small number of shares and would like to donate them to charity, please ask Equiniti for a ShareGift (charity donation scheme) transfer form. ShareGift (registered charity No. 1052686) is an independent charity which provides a free service for shareholders wishing to dispose charitably of small numbers of shares, which would cost more to sell than they are worth. Further information is also available on the ShareGift website at www.sharegift.org or by telephoning 0207 337 0501.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. These 'brokers' can be very persistent and extremely persuasive and the number of this type of fraud has increased dramatically in recent years. A 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000. It is not just the novice investor that has been duped in this way: many of the victims had been successfully investing for several years.

In addition, in the current economic climate, boiler rooms are now targeting victims who have redundancy money or those who are not experienced investors, and are asking for smaller sums of money to be invested.

If you receive any unsolicited investment advice:

- ensure you get the full name of the person and organisation;
- check that they are properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/register/
- report the matter to the FSA either by calling 0300 500 5000 or visiting www.moneymadeclear.fsa.gov.uk; and
- if the calls persist, hang up.

Please be aware that if you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law alerts/overseas.shtml

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. Details of any share dealing facilities that the company endorses will be included in company mailings or on our website. For more detailed information from the FSA go to moneymadeclear.fsa.gov.uk

Shareholder fraud – tips on protecting your shareholding

To reduce the risk of fraud happening to you please consider the following:

- ensure all your share certificates and dividend tax vouchers are kept in a safe place, or consider holding your shares electronically in CREST via a nominee;
- keep all correspondence from the registrar in a safe place. Destroy all correspondence showing your personal details (e.g. shareholder reference number) by shredding;
- if you change your address inform the registrar. If you receive a letter from the registrar regarding a change of address and have not recently moved house, please contact them immediately. You may be a victim of identity theft; and
- know when dividends are paid. Consider having your dividend paid directly into your bank or building society account, reducing the risk of cheques being intercepted or lost in the post. If you change your bank or building society account, inform the registrar of the details of your new account immediately. Respond to any letters the registrar sends you about this.

If you have any reason to believe that you may have been the target of a fraud, or attempted fraud, please contact the registrar immediately.

Unsolicited mail

The company is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive please contact:

The Mailing Preference Service (MPS),
Freepost 29 LON20771, London W1E 0ZT

Alternatively, register online at www.mpsonline.org.uk or call the MPS Registration line on 0845 703 4599.

Share capital history

Information on the company's share capital history, including the share capital reorganisation in August 1997 and the demerger of Biffa Plc, return of capital by payment of a special dividend and share consolidation in October 2006, is available from the Investor Centre pages on our website.

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Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Tel: 0121 722 4000
www.severntrent.com

Registered number: 2366619